UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM 20-F

(Mark One)
☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended ______________

OR

☐	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number _________________________________________________________

XTL BIOPHARMACEUTICALS LTD.
(Exact name of registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

Kiryat Weizmann Science Park
3 Hasapir Street, Building 3, PO Box 370
Rehovot 76100, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
American Depositary Shares,
each representing ten Ordinary Shares, par value NIS 0.02
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
168,079,196 ordinary shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐   No ☒
Indicate by a check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☒ Item 18

XTL BIOPHARMACEUTICALS LTD.
REGISTRATION STATEMENT ON FORM 20-F

ITEM 16E	Purchases Of Equity Securities By The Issuer And Affiliated Purchasers	85

PART III
ITEM 17	Financial Statements	86
ITEM 18	Financial Statements	86
ITEM 19	Exhibits	86

SIGNATURES	87

This Registration Statement on Form 20-F contains trademarks and trade names of XTL Biopharmaceuticals Ltd., including our name and logo. The following are registered trademarks of XTL Biopharmaceuticals Ltd.: “XTL,” XTLbio,” HepeX,”“HepeX-B,”“HepeX-C,” and “Trimera.”

i

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,”“anticipate,”“intend,”“plan,”“believe,”“seek,”“estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Item 3 - Key Information-Risk Factors,”“Item 4 - Information on the Company,”“Item 5 - Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission, or the SEC, or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date this report is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

PART I

Unless the context requires otherwise, references in this report to “XTLbio,” the “Company,”“we,”“us” and “our” refer to XTL Biopharmaceuticals Ltd. and our wholly-owned subsidiary, XTL Biopharmaceuticals, Inc.

We have prepared our consolidated financial statements in United States dollars and in accordance with United States generally accepted accounting principles, or U.S. GAAP. All references herein to "dollars" or "$" are to United States dollars, and all references to "Shekels" or "NIS" are to New Israeli Shekels.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Directors and Senior Management

The following table presents certain information regarding our directors and executive officers as of August 1, 2005.

Name[1]	Age	Position
Michael S. Weiss[2]	39	Chairman of the Board of Directors
William J. Kennedy, Ph.D	60	Non Executive Director
Ido Seltenreich	33	Non Executive Director[3]
Vered Shany, D.M.D	40	Non Executive Director[3]
Jonathan R. Spicehandler, M.D4	56	Non executive Director
Ben Zion Weiner, Ph.D5	61	Non executive Director
Jonathan Burgin	44	Chief Financial Officer
Shlomo Dagan, Ph.D	54	Chief Scientific Officer

1
Unless otherwise indicated, the business address for such director or officer is at the Company’s headquarters: XTL Biopharmaceuticals Ltd., Kiryat Weizmann Science Park, 3 Hasapir Street, Building 3, PO Box 370, Rehovot 76100, Israel.

2	Mr. Weiss’s business address is c/o Keryx Biopharmaceuticals, Inc., 750 Lexington Avenue, 20th Floor, New York, New York 10022, U.S.A.
3	Designated as an External Director under the Israeli Companies Act.
4	Dr. Spicehandler’s business address is c/o Schering-Plough Research Institute, 2000 Galloping Hill Road, Kenilworth, NJ 07033, U.S.A.
5	Dr. Weiner’s business address is c/o Teva Pharmaceutical Industries Ltd., 5 Basel St. Petah-Tikva 49131, Israel.

Auditors

Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, has acted as our auditor since 2001. Kesselman & Kesselman’s offices are located at Trade Tower, 25 Hamered Street, Tel Aviv 68125, Israel.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

Selected Financial Data

The table below presents selected statement of operations and balance sheet data for the fiscal years ended and as of December 31, 2004, 2003, 2002, 2001 and 2000. We have derived the selected financial data for the fiscal years ended December 31, 2004, 2003 and 2002, and as of December 31, 2004 and 2003, from our audited financial statements, included with this registration statement at “Item 18 - Financial Statements.” We have derived the selected financial data for fiscal years ended December 31, 2001 and 2000, and as of December 31, 2002, 2001 and 2000, from other audited financial statements not appearing in this report, which have been prepared in accordance with U.S. GAAP. You should read the selected financial data in conjunction with “Item 5 - Operating and Financial Review and Prospects,”“Item 8 - Financial Information” and “Item 18 - Financial Statements.”

	Years ended December 31,
	2004	2003	2002	2001	2000
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Revenues
Reimbursed out of pocket expenses	$3,269	$—	$—	$—	$—
License	185	—	—	—	—
	3,454	—	—	—	—
Cost of revenues
Reimbursed out of pocket expenses	3,269	—	—	—	—
License	32	—	—	—	—
	3,301	—	—	—	—

Gross margin	153	—	—	—	—

Research and development
Research and development costs	11,985	13,668	13,231	12,187	6,002
Less participations	—	3,229	75	1,133	1,821
	11,985	10,439	13,156	11,054	4,181

General and administrative	4,134	3,105	3,638	3,001	2,334
Business development costs	810	664	916	1,067	486
Impairment of asset held for sale	—	354	—	—	—

Operating loss	(16,776)	(14,562)	(17,710)	(15,122)	(7,001)

Other income (expense)
Financial income, net	352	352	597	2,448	1,517
Taxes on income	(49)	(78)	(27)	—	(7)

Net loss	$(16,473)	$(14,288)	$(17,140)	$(12,674)	$(5,491)

Net loss per ordinary share
Basic and diluted	$(0.12)	$(0.13)	$(0.15)	$(0.11)	$(0.13)*
Weighted average shares outstanding	134,731,766	111,712,916	111,149,292	110,941,014	40,871,338 *
* Restated

	As of December 31,
	2004	2003	2002	2001	2000
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, bank deposits and marketable securities	$22,924	$22,262	$35,706	$52,188	$64,969
Working capital	20,240	19,967	33,396	50,433	53,752
Total assets	25,624	24,853	38,423	55,106	67,876
Long-term obligations	2,489	1,244	1,017	526	707
Total shareholders’ equity	19,602	20,608	34,830	51,953	64,586

Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2004. You should read this table in conjunction with our consolidated financial statements and related notes set forth elsewhere in this registration statement.

December 31, 2004
(in thousands)
Shareholders’ equity
Ordinary shares, par value NIS 0.02, 300,000,000 shares authorized, 168,079,196 shares issued and outstanding	$841
Additional paid-in capital	104,537*
Deferred share-based compensation	—*
Deficit accumulated during the development stage	(85,776)
Total shareholders’ equity	19,602
Total capitalization	$19,602
* Reclassified

Risk Factors

You should carefully consider the following risks and uncertainties. If any of the following occurs, our business, financial condition or operating results could be materially harmed. These factors could cause the trading price of our ordinary shares and ADRs to decline, and you could lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history and have incurred substantial operating losses since our inception. We expect to continue to incur losses in the future and may never become profitable.

We have a limited operating history. You should consider our prospects in light of the risks and difficulties frequently encountered by development stage companies. In addition, we have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. As of December 31, 2004, we had an accumulated deficit of approximately $85.8 million. We may continue to incur substantial operating losses even if we begin to generate revenues from our drug candidates or technologies. Consequently, if those revenues are insufficient to cover development and other expenditures we may incur, we may never become profitable.

We have not received approval for the sale of any of our products in any market and, therefore, have not generated any commercial revenues from the sales of our products. We have relied on equity financings to fund our operations.

We have not yet commercialized any of our drug candidates or technologies and cannot be sure we will ever be able to do so. Even if we commercialize one or more of our drug candidates or technologies, we may not become profitable. Our ability to achieve profitability depends on a number of factors, including our ability to complete our development efforts, obtain regulatory approval for our drug candidates and technologies and successfully commercialize them. Moreover, we have relied on equity financings to fund our operations, and we expect to use, rather than generate, funds from operations for the foreseeable future.

If we are unable to successfully complete our clinical trial programs for our drug candidates, or if such clinical trials take longer to complete than we project, our ability to execute our current business strategy will be adversely affected.

Whether or not and how quickly we complete clinical trials is dependent in part upon the rate at which we are able to engage clinical trial sites and, thereafter, the rate of enrollment of patients. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the existence of competitive clinical trials. If we experience delays in identifying and contracting with sites and/or in patient enrollment in our clinical trial programs, we may incur additional costs and delays in our development programs and may not be able to complete our clinical trials on a cost-effective basis.

If third parties on which we rely for clinical trials do not perform as contractually required or as we expect, we may not be able to obtain regulatory approval for or commercialize our products.

We depend on independent clinical investigators, contract research organizations and other third-party service providers to conduct the clinical trials of our drug candidates and technologies and expect to continue to do so. We rely heavily on these parties for successful execution of our clinical trials, but we do not control many aspects of their activities. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with the general investigational plan and protocol. Our reliance on these third parties that we do not control does not relieve us of our responsibility to comply with the regulations and standards of the U.S. Food and Drug Administration, or the FDA, relating to good clinical practices. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or the applicable trial’s plans and protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our products or result in enforcement action against us.

If the clinical data related to our drug candidates and technologies do not track positive preclinical or early clinical data, our corporate strategy and financial results will be adversely impacted.

All of our drug candidates and technologies are in preclinical or early clinical stages. Specifically, one of our drug candidates, HepeX-B, was recently studied in a Phase IIb trial, and two of our products under development, XTL-6865 and XTL-2125, have not yet been tested in humans. We submitted a U.S. investigational new drug application, known as an IND, to the FDA in order to commence a Phase Ia/Ib clinical trial for XTL-6865 later this year. In order for our candidates to proceed to later stage clinical testing, they must show positive preclinical or early clinical data. While HepeX-B and XTL-6865 have shown promising preclinical data and Hepex-B has shown promising early clinical data, preliminary results of pre-clinical or clinical tests do not necessarily predict the final results, and promising results in pre-clinical or early clinical testing might not be obtained in later clinical trials. Drug candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. Any negative results from future tests may prevent us from proceeding to later stage clinical testing which would materially impact our corporate strategy and our financial results may be adversely impacted.

We have limited experience in conducting and managing clinical trials necessary to obtain regulatory approvals. If our drug candidates and technologies do not receive the necessary regulatory approvals, we will be unable to commercialize our products.

We have not received, and may never receive, regulatory approval for commercial sale for any of our products. We currently do not have any drug candidates or technologies pending approval with the FDA or with regulatory authorities of other countries. We will need to conduct significant additional research and human testing before we can apply for product approval with the FDA or with regulatory authorities of other countries. Pre-clinical testing and clinical development are long, expensive and uncertain processes. Satisfaction of regulatory requirements typically depends on the nature, complexity and novelty of the product and requires the expenditure of substantial resources. Regulators may not interpret data obtained from pre-clinical and clinical tests of our drug candidates and technologies the same way that we do, which could delay, limit or prevent our receipt of regulatory approval. It may take us many years to complete the testing of our drug candidates and technologies, and failure can occur at any stage of this process. Negative or inconclusive results or medical events during a clinical trial could cause us to delay or terminate our development efforts.

Clinical trials also have a high risk of failure. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. If we experience delays in the testing or approval process or if we need to perform more or larger clinical trials than originally planned, our financial results and the commercial prospects for our drug candidates and technologies may be materially impaired. In addition, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval in the United States and abroad and, accordingly, may encounter unforeseen problems and delays in the approval process.

Even if regulatory approval is obtained, our products and their manufacture will be subject to continual review, and there can be no assurance that such approval will not be subsequently withdrawn or restricted. Changes in applicable legislation or regulatory policies, or discovery of problems with the products or their manufacture, may result in the imposition of regulatory restrictions, including withdrawal of the product from the market, or result in increased costs to us.

Because we license some of our proprietary technologies from third-parties, some of these third-parties could prevent us from licensing our drug candidates.

We do not own all of our drug candidates and technologies. We have licensed the patent rights to some of our drug candidates and/or the technologies on which they are based from others. Specifically, we have licensed the two human monoclonal antibodies comprising XTL-6865 from Stanford University and DRK-Blutspendedienst Baden-Wurttemberg, and we have licensed XTL-2125 from B&C Biopharm Co. Ltd. We have also licensed the Trimera technology upon which all of our current product candidates are based from the Yeda Research and Development Company Ltd., which we refer to as Yeda. These license agreements require us to meet development or financing milestones and impose development and commercialization due diligence requirements on us. In addition, under these agreements, we must pay royalties on sales of products resulting from licensed drugs and technologies and pay the patent filing, prosecution and maintenance costs related to the licenses. While we have the right to defend patent rights related to our licensed drug candidates and technologies, we are not obligated to do so. In the event that we decide to defend our licensed patent rights, we will be obligated to cover all of the expenses associated with that effort. If we do not meet our obligations in a timely manner or if we otherwise breach the terms of our agreements, our licensors could terminate the agreements, and we would lose the rights to our drug candidates and technologies. For a further discussion on our license agreements, the patent rights related to those licenses, and the expiration dates of those patent rights, see “Item 4: Information on the Company - Business Overview - Intellectual Property and Patents” and “Item 4: Information on the Company - Business Overview - Licensing Agreements and Collaborations” below. In addition, see “Risk Factors - Risks Related to Our Intellectual Property” below regarding potential issues related to the use of patents owned by third-parties.

In addition, under the terms of our license agreement with Yeda, we are required to obtain their approval under the license, in order to grant sub-licenses to collaborative partners to develop or commercialize products or products derived from technologies under the license. The requirement of obtaining these approvals, and any conditions that Yeda may impose upon such approvals, could have the effect of delaying or impeding our ability to enter into agreements with collaborative partners or result in our having to accept terms and conditions that might not be favorable to us. For a discussion of further required approvals, see “Risk Factors - Risks Relating to Operations in Israel” below regarding potential restrictions from the Office of the Chief Scientist regarding the manufacture of our drug candidates outside the State of Israel.

If we do not establish or maintain drug development and marketing arrangements with third parties, we may be unable to commercialize our drug candidates and technologies into products.

We are an emerging company and do not possess all of the capabilities to fully commercialize our drug candidates and technologies on our own. From time to time, we may need to contract with third parties to:

•	assist us in developing, testing and obtaining regulatory approval for some of our compounds and technologies;

•	manufacture our drug candidates; and

•	market and distribute our products.

We can provide no assurance that we will be able to successfully enter into agreements with such third-parties on terms that are acceptable to us. If we are unable to successfully contract with third parties for these services when needed, or if existing arrangements for these services are terminated, whether or not through our actions, or if such third parties do not fully perform under these arrangements, we may have to delay, scale back or end one or more of our drug development programs or seek to develop or commercialize our drug candidates and technologies independently, which could result in delays. Further, such failure could result in the termination of license rights to one or more of our drug candidates and technologies. Moreover, if these development or marketing agreements take the form of a partnership or strategic alliance, such arrangements may provide our collaborators with significant discretion in determining the efforts and resources that they will apply to the development and commercialization of our products. Accordingly, to the extent that we rely on third parties to research, develop or commercialize our products, we are unable to control whether such products will be scientifically or commercially successful.

If our products fail to achieve market acceptance, we will never record meaningful revenues.

Even if our products are approved for sale, they may not be commercially successful in the marketplace. Market acceptance of our product candidates will depend on a number of factors, including:

•	perceptions by members of the health care community, including physicians, of the safety and efficacy of our products;

•	the rates of adoption of our products by medical practitioners and the target populations for our products;

•	the potential advantages that our products offer over existing treatment methods or other products that may be developed;

•	the cost-effectiveness of our products relative to competing products;

•	the availability of government or third-party payor reimbursement for our products;

•	the side effects or unfavorable publicity concerning our products or similar products; and

•	the effectiveness of our sales, marketing and distribution efforts.

Because we expect sales of our products to generate substantially all of our revenues in the long-term, the failure of our products to find market acceptance would harm our business and could require us to seek additional financing or other sources of revenue.

If the third parties upon whom we rely to manufacture our products do not successfully manufacture our products, our business will be harmed.

We do not currently have the ability to manufacture ourselves the compounds that we need to conduct our clinical trials and rely upon a limited number of manufacturers to supply our drug candidates. We have no experience in manufacturing compounds for clinical or commercial purposes and do not have any manufacturing facilities. We rely upon, and intend to continue to rely upon, third parties to manufacture our drug candidates for use in clinical trials and for future sales. In order to commercialize our products, such products will need to be manufactured in commercial quantities while adhering to all regulatory and other requirements, all at an acceptable cost. We may not be able to enter into future third-party contract manufacturing agreements on acceptable terms, if at all.

We expect to continue to rely on contract manufacturers and other third parties to produce sufficient quantities of our drug candidates for use in our clinical trials. See “Item 4: Information on the Company - Business Overview - Supply and Manufacturing” below. We believe that our existing manufacturing arrangements with these parties will be adequate to satisfy our planned clinical supply needs for XTL-6865 and our current pre-clinical supply needs for XTL-2125. Future supply of the HepeX-B clinical material will be manufactured by a contract manufacturer to be selected by our partner Cubist Pharmaceuticals Inc. If our contract manufacturers or other third parties fail to deliver our product candidates for clinical use on a timely basis, with sufficient quality, and at commercially reasonable prices, and we fail to find replacement manufacturers, we may be required to delay or suspend clinical trials or otherwise discontinue development and production of our drug candidates.

Our contract manufacturers are required to produce our drug candidates in strict compliance with current good manufacturing practices in order to meet acceptable standards for our clinical trials. If such standards change, the ability of contract manufacturers to produce our drug candidates on the schedule we require for our clinical trials may be affected. In addition, contract manufacturers may not perform their obligations under their agreements with us or may discontinue their business before the time required by us to successfully produce and market our drug candidates. Any difficulties or delays in our contractors’ manufacturing and supply of drug candidates could increase our costs, cause us to lose revenue or make us postpone or cancel clinical trials.

In addition, our contract manufacturers will be subject to ongoing periodic, unannounced inspections by the FDA and corresponding foreign governmental agencies to ensure strict compliance with, among other things, current good manufacturing practices, in addition to other governmental regulations and corresponding foreign standards. We will not have control over, other than by contract, third-party manufacturers’ compliance with these regulations and standards. No assurance can be given that our third-party manufacturers will comply with these regulations or other regulatory requirements now or in the future.

In the event that we are unable to obtain or retain third-party manufacturers, we will not be able to commercialize our products as planned. If third-party manufacturers fail to deliver the required quantities of our products on a timely basis and at commercially reasonable prices, our ability to develop and deliver products on a timely and competitive basis may be adversely impacted and our business, financial condition or results of operations will be materially harmed.

If our competitors develop and market products that are less expensive, more effective or safer than our products, our commercial opportunities may be reduced or eliminated.

The pharmaceutical industry is highly competitive. Our commercial opportunities may be reduced or eliminated if our competitors develop and market products that are less expensive, more effective or safer than our products. Other companies have drug candidates in various stages of pre-clinical or clinical development to treat diseases for which we are also seeking to discover and develop drug candidates. For a discussion of these competitors and their drug candidates, see “Item 4: Information on the Company - Business Overview - Competition” below. Some of these potential competing drugs are further advanced in development than our drug candidates and may be commercialized earlier. Even if we are successful in developing safe, effective drugs, our products may not compete successfully with products produced by our competitors, who may be able to more effectively market their drugs.

Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies that are active in different but related fields represent substantial competition for us. Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than we do. These organizations also compete with us to recruit qualified personnel, attract partners for joint ventures or other collaborations, and license technologies that are competitive with ours. As a result, our competitors may be able to more easily develop products that could render our technologies or our drug candidates obsolete or noncompetitive.

If we lose our key personnel or are unable to attract and retain additional personnel, our business could be harmed.

As of June 30, 2005, we have 43 full-time employees. To successfully develop our drug candidates and technologies, we must be able to attract and retain highly skilled personnel. The retention of their services cannot be guaranteed. In particular, if we lose the services of Michael S. Weiss, our Chairman, our ability to continue to execute on our business plan could be materially impaired. Our agreement with Mr. Weiss provides that he may terminate his agreement with us upon 30 days’ prior written notice if he is not re-elected as Chairman of our Board, his fees for service as Chairman are reduced by more than 10%, we breach any material term of his agreement, or there is a change of control or reorganization of our company. We do not maintain a key man life insurance policy covering Mr. Weiss.

Any acquisitions we make may dilute your equity or require a significant amount of our available cash and may not be scientifically or commercially successful.

As part of our business strategy, we may effect acquisitions to obtain additional businesses, products, technologies, capabilities and personnel. If we make one or more significant acquisitions in which the consideration includes our ordinary shares or other securities, your equity in us may be significantly diluted. If we make one or more significant acquisitions in which the consideration includes cash, we may be required to use a substantial portion of our available cash.

Acquisitions involve a number of operational risks, including:

•	difficulty and expense of assimilating the operations, technology and personnel of the acquired business;

•	our inability to retain the management, key personnel and other employees of the acquired business;

•	our inability to maintain the acquired company’s relationship with key third parties, such as alliance partners;

•	exposure to legal claims for activities of the acquired business prior to the acquisition;

•	the diversion of our management’s attention from our core business; and

•	the potential impairment of substantial goodwill and write-off of in-process research and development costs, adversely affecting our reported results of operations.

If any of these risks occur, it could have an adverse effect on both the business we acquire and our existing operations.

We face product liability risks and may not be able to obtain adequate insurance.

The use of our drug candidates and technologies in clinical trials, and the sale of any approved products, exposes us to liability claims. Although we are not aware of any historical or anticipated product liability claims against us, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to cease clinical trials of our drug candidates and technologies or limit commercialization of any approved products.

We believe that we have obtained sufficient product liability insurance coverage for our clinical trials. We intend to expand our insurance coverage to include the commercial sale of any approved products if marketing approval is obtained; however, insurance coverage is becoming increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost. We may not be able to obtain additional insurance coverage that will be adequate to cover product liability risks that may arise. Regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for a product;

•	injury to our reputation;

•	inability to continue to develop a drug candidate or technology;

•	withdrawal of clinical trial volunteers; and

•	loss of revenues.

Consequently, a product liability claim or product recall may result in material losses.

Risks Related to Our Financial Condition

If we are unable to obtain additional funds on terms favorable to us, or at all, we may not be able to continue our operations.

We expect to use, rather than generate, funds from operations for the foreseeable future, with an average projected cash burn rate of approximately $900,000 per month through the end of 2006. Based on our current plans, we believe our existing cash and cash equivalents and short-term bank deposits will be sufficient to fund our operating expenses and capital requirements through the end of 2006; however, the actual amount of funds that we will need prior to or after that date will be determined by many factors, some of which are beyond our control. As a result, we may need funds sooner or in different amounts than we currently anticipate. These factors include:

•	the progress of our development activities;

•	the progress of our research activities;

•	the number and scope of our development programs;

•	our ability to establish and maintain current and new licensing or acquisition arrangements;

•	our ability to achieve our milestones under our licensing arrangements;

•	the costs involved in enforcing patent claims and other intellectual property rights; and

•	the costs and timing of regulatory approvals.

Based on our current business plan, we will have to raise additional funds within the next 18 months in order to fund our operations beyond 2006. We may seek additional capital through a combination of public and private equity offerings, debt financings and collaborative, strategic alliance and licensing arrangements. We have made no determination at this time as to the amount, method or timing of any such financing. Such additional financing may not be available when we need it. If we are unable to obtain additional funds on terms favorable to us or at all, we may be required to cease or reduce our operating activities or sell or license to third parties some or all of our technology. If we raise additional funds by selling additional shares of our capital stock, the ownership interests of our shareholders will be diluted. If we need to raise additional funds through the sale or license of our drug candidates or technology, we may be unable to do so on terms favorable to us.

Our current restructuring plan may not achieve the results we intend and may harm our business.

In March 2005, we initiated a restructuring plan for our company, which included a workforce reduction of approximately 20 individuals, principally of research personnel and certain managerial and administrative staff, and a streamlining of operations across the business. As of June 30, 2005, we had 43 full time employees. The restructuring plan includes the deferral of all research and development activity not supporting the lead clinical programs, until proof of concept has been achieved in at least one of the two lead programs. For a further discussion of the restructuring plan, see “Item 8: Financial Information - Significant Changes” below. If we are unable to complete our restructuring plan effectively, we may not successfully achieve our business strategy or reduce our costs. We are likely to further reduce our headcount within the next 12 months, which could require us to further scale back or abandon any of our development activities, or license to others products or technologies we would otherwise have sought to commercialize ourselves.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our intellectual property, third parties may be able to use our technology, which could adversely affect our ability to compete in the market.

Our commercial success will depend in part on our ability and the ability of our licensors to obtain and maintain patent protection on our drug products and technologies and successfully defend these patents and technologies against third-party challenges. As part of our business strategy, our policy is to actively file patent applications in the U.S. and internationally to cover methods of use, new chemical compounds, pharmaceutical compositions and dosing of the compounds and composition and improvements in each of these. See “Item 4: Information on the Company - Business Overview - Intellectual Property and Patents” below regarding our patent position with regard to our product candidates.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, the patents we use may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. The patents we use may be challenged or invalidated or may fail to provide us with any competitive advantage. Moreover, in certain parts of the world, such as in China, western companies are adversely affected by poor enforcement of intellectual property rights. See “Item 4: Information on the Company - Business Overview - License Agreements and Collaborations” below regarding our license to Ab-65, a component of XTL-6865.

Generally, patent applications in the U.S. are maintained in secrecy for a period of 18 months or more. Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we are not certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file those patent applications. We cannot predict the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability. Third parties or competitors may challenge or circumvent our patents or patent applications, if issued. If our competitors prepare and file patent applications in the United States that claim compounds or technology also claimed by us, we may choose to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost, even if the eventual outcome is favorable to us. While we have the right to defend patent rights related to the licensed drug candidates and technologies, we are not obligated to do so. In the event that we decide to defend our licensed patent rights, we will be obligated to cover all of the expenses associated with that effort. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before we commercialize any of our products, any related patent may expire or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

Moreover, we rely on trade secrets to protect technology where we believe patent protection is not appropriate or obtainable. Trade secrets are difficult to protect. While we require our employees, collaborators and consultants to enter into confidentiality agreements, this may not be sufficient to adequately protect our trade secrets or other proprietary information. In addition, we share ownership and publication rights to data relating to some of our drug candidates and technologies with our research collaborators and scientific advisors. If we cannot maintain the confidentiality of this information, our ability to receive patent protection or protect our proprietary information will be at risk.

Specifically, we intend to apply for patent protection for each new monoclonal antibody produced. Such patents may include claims relating to novel human monoclonal antibodies directed at targets for which other human monoclonal antibodies already exist, or at targets which are protected by patents or patent applications filed by third parties. No assurance can be given that any such patent application by a third-party will not have priority over patent applications filed by us.

Several groups are attempting to produce and patent a chimeric mouse with human tissue. To the extent any patents issued to other parties claiming, in general, mouse-human chimeras, the risk increases that the potential products and processes of our or our future strategic partners may give rise to claims of patent infringement.

We plan to use the recombinant production of antibodies in Chinese Hamster Ovary cells, or CHO cells, in the development and production of some of our products. Patents relating to this method of antibody production are owned by third-parties. We are also aware that third parties have patent protection covering hepatitis C antigens and antibodies, which will be needed in order to commercialize XTL-6865. If we or our collaborative partners are unable to license such patent rights on commercially acceptable terms, the ability to develop, manufacture and sell these products could be impaired. Further, royalties payable to third parties may reduce the payments we will receive from our licensees or development partners.

In addition to patent protection, we may utilize orphan drug regulations to provide market exclusivity for certain of our drug candidates. The orphan drug regulations of the FDA provide incentives to pharmaceutical and biotechnology companies to develop and manufacture drugs for the treatment of rare diseases, currently defined as diseases that exist in fewer than 200,000 individuals in the United States, or, diseases that affect more than 200,000 individuals in the United States but that the sponsor does not realistically anticipate will generate a net profit. Under these provisions, a manufacturer of a designated orphan drug can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity for such FDA-approved orphan product. We believe that certain of the indications for our drug candidates will be eligible for orphan drug designation. However, we cannot guarantee that any drug candidates will qualify, and, if any do qualify, that we will be the holder of the first FDA approval of such qualifying drug candidates.

Litigation or third-party claims of intellectual property infringement could require us to spend substantial time and money defending such claims and adversely affect our ability to develop and commercialize our products.

Third parties may assert that we are using their proprietary technology without authorization. In addition, third parties may have or obtain patents in the future and claim that our products infringe their patents. If we are required to defend against patent suits brought by third parties, or if we sue third parties to protect our patent rights, we may be required to pay substantial litigation costs, and our management’s attention may be diverted from operating our business. In addition, any legal action against our licensors or us that seeks damages or an injunction of our commercial activities relating to the affected products could subject us to monetary liability and require our licensors or us to obtain a license to continue to use the affected technologies. We cannot predict whether our licensors or we would prevail in any of these types of actions or that any required license would be made available on commercially acceptable terms, if at all.

In addition, there can be no assurance that our patents or patent applications or those licensed to us will not become involved in opposition or revocation proceedings instituted by third parties. If such proceedings were initiated against one or more of our patents, or those licensed to us, the defense of such rights could involve substantial costs and the outcome could not be predicted.

Competitors or potential competitors may have filed applications for, may have been granted patents for, or may obtain additional patents and proprietary rights that may relate to compounds or technologies competitive with ours. If patents are granted to other parties that contain claims having a scope that is interpreted to cover any of our products (including the manufacture thereof), there can be no assurance that we will be able to obtain licenses to such patents at reasonable cost, if at all, or be able to develop or obtain alternative technology.

Risks Related to Our Ordinary Shares and ADRs

Our stock price can be volatile, which increases the risk of litigation and may result in a significant decline in the value of your investment.

The trading price of the ADRs representing our ordinary shares is likely to be highly volatile and subject to wide fluctuations in price in response to various factors, many of which are beyond our control. These factors include:

•	developments concerning our drug candidates;

•	announcements of technological innovations by us or our competitors;

•	introductions or announcements of new products by us or our competitors;

•	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in financial estimates by securities analysts;

•	actual or anticipated variations in interim operating results;

•	expiration or termination of licenses, research contracts or other collaboration agreements;

•	conditions or trends in the regulatory climate and the biotechnology and pharmaceutical industries;

•	changes in the market valuations of similar companies; and

•	additions or departures of key personnel.

In addition, equity markets in general, and the market for biotechnology and life sciences companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. These broad market and industry factors may materially affect the market price of our ordinary shares, regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources even if we prevail in the litigation, all of which could seriously harm our business.

Our ordinary shares and ADRs will trade on more than one market, and this may result in price variations.

Our ordinary shares are traded on the London Stock Exchange and the Tel Aviv Stock Exchange and ADRs representing our ordinary shares will be traded on the Nasdaq National Market. Trading in our securities on these markets will be made in different currencies and at different times, including as a result of different time zones, different trading days and different public holidays in the United States, Israel and the United Kingdom. Consequently, the effective trading prices of our shares on these three markets may differ. Any decrease in the trading price of our shares on one of these markets could cause a decrease in the trading price of our shares on the other market.

Holders of our ordinary shares who are United States residents may be required to pay additional income taxes.

There is a risk that we will be classified as a Passive Foreign Investment Company, or PFIC. If we are classified as a PFIC, a U.S. Holder of our ordinary shares or ADRs representing our ordinary shares will be subject to special federal income tax rules that determine the amount of federal income tax imposed on income derived with respect to the PFIC shares. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by either value or adjusted basis, depending on the circumstances) that produce or are held for the production of passive income is at least 50%. The risk that we will be classified as a PFIC arises because under applicable rules issued by the U.S. Internal Revenue Service, or the IRS, cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income and the relative values of passive and non- passive assets, including goodwill. A determination as to a corporation’s status as a PFIC must be made annually. We believe that we were a PFIC for the taxable years ended 2002, 2003 and 2004. Although such a determination is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year, based on our current operations, we believe that there is a significant likelihood that we will be classified as a PFIC in the 2005 taxable year and possibly in subsequent years.

If we are classified as a PFIC at any time during the U.S. holder’s holding period for our stock, the federal income tax imposed on a U.S. holder with respect to income derived from our stock will be determined under a special regime, which applies upon (a) the receipt of any “excess distribution” from us (generally, distributions in any year that are greater than 125% of the average annual distributions received by such U.S. holder in the three preceding years or its holding period, if shorter) and (b) the sale or disposition of our stock. Under this special regime, the excess distribution or realized gain is treated as ordinary income. The federal income tax on such ordinary income is determined under the following steps: (i) the amount of the excess distribution or gain is allocated ratably over the U.S. holder's holding period; (ii) tax is determined for amounts allocated to the first such year in which we qualified as a PFIC and all subsequent years (except the year in which the excess distribution or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated; (iii) an interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence for the period from the due date of the income tax return for such year to the due date of the return for the year in which in which the excess distribution or the disposition occurred; and (iv) amounts allocated to a year prior to the first year in the U.S. holder’s holding period in which we were a PFIC or to the year in which the excess distribution or the disposition occurred are taxed as ordinary income.

A U.S. holder may generally avoid this regime by electing to treat its PFIC shares as a “qualified electing fund.” If a U.S. holder elects to treat PFIC shares as a qualified electing fund, the U.S. holder must include annually in gross income (for each year in which PFIC status is met) his pro rata share of the PFIC’s ordinary earnings and net capital gains, whether or not such amounts are actually distributed to the U.S. holder. From fiscal 2005, we plan to comply with the record-keeping and reporting requirements that are a prerequisite to making a “qualified electing fund” election. However, if meeting those record-keeping and reporting requirements becomes onerous, we may decide, in our sole discretion, that such compliance is impractical and will so notify U.S. holders.

In view of the complexity of the issues regarding our treatment as a PFIC, U.S. shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC.

For further discussion of tax consequences if we are a PFIC, see “Item 10: Additional Information - Taxation - United States Federal Income Tax Considerations - Tax Consequences If We Are A Passive Foreign Investment Company” below.

Provisions of Israeli corporate law may delay, prevent or affect a potential acquisition of all or a significant portion of our shares or assets and therefore depress the price of our stock.

Israeli corporate law regulates acquisitions of shares through tender offers. It requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. The provisions of Israeli law may delay or prevent an acquisition, or make it less desirable to a potential acquirer and therefore depress the price of our shares. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become shareholder with over 25% of the voting rights in the company. This rule does not apply if there is already another shareholder of the company with 25% or more of the voting rights. Similarly, Israeli corporate law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser's shareholdings would entitle the purchaser to over 45% of the voting rights in the company, unless there is a shareholder with 50% or more of the voting rights in the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under Israeli corporate law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange or which the shares are traded, either:

•	there is a limitation on acquisition of any level of control of the company; or

•	the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

Finally, in general, Israeli tax law treats specified acquisitions less favorably than does U.S. tax law. See "Item 10. Additional Information - Anti-Takeover Provisions under Israeli Law" below.

Risks Relating to Operations in Israel

Conditions in the Middle East and in Israel may harm our operations.

Our headquarters, research and development facilities and some of our suppliers are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest, military conflicts and terrorist actions. There has been a significant increase in violence since September 2000, which has continued with varying levels of severity through to the present. This state of hostility has caused security and economic problems for Israel. To date, we do not believe that the political and security situation has had a material adverse impact on our business, but we cannot give you any assurance that this will continue to be the case. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to an economic boycott. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our employees to perform military service.

Under Israeli law, some of our employees are obligated to perform military reserve duty and are subject to being called to active duty for extended periods of time under emergency conditions. To date, calls to active duty have not affected us materially. However, it is possible that there will be additional call-ups in the future, which may have a material effect on us. The absence of many of our employees concurrently for an extended period of time due to military service could disrupt our operations and may have an adverse impact on our business.

Our results of operations may be adversely affected by inflation and foreign currency fluctuations.

We generate all of our revenues and hold most of our cash, cash equivalents, bank deposits and marketable securities in U.S. dollars. While a substantial amount of our operating expenses are in U.S. dollars, we incur a portion of our expenses in New Israeli Shekels (approximately 20% in 2004). In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. As a result, we are exposed to the risk that the U.S. dollar will be devalued against the New Israeli Shekel or other currencies, and as result our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may in the future enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel.

The Office of the Chief Scientist may refuse to approve the manufacture of our products outside the State of Israel.

We have in the past participated in programs offered by the Office of the Chief Scientist under the Industry, Trade and Labor Ministry of Israel that supports research and development activities. Through December 31, 2004, we have received $7.8 million in grants from the Office of the Chief Scientist for several projects, some of which are currently under development. Israeli law requires that the manufacture of products developed with government grants be carried out in Israel, unless the Office of the Chief Scientist provides a special approval to the contrary. This approval, if provided, is generally conditioned on an increase in the total amount to be repaid to the Office of the Chief Scientist to between 120% and 300% of the amount of funds granted. While we believe that the Office of the Chief Scientist does not unreasonably withhold approval if the request is based upon commercially justified circumstances and any royalty obligations to the Office of the Chief Scientist are sufficiently assured, the matter is solely within its discretion. We cannot be sure that such approval, if requested, would be granted upon terms satisfactory to us or granted at all. Without such approval, we would be unable to manufacture any products developed by this research outside of Israel, which may greatly restrict any potential revenues from such products.

We may not continue to be entitled to certain tax benefits from the Israeli government.

We are entitled to receive certain tax benefits as a result of the Approved Enterprise status of our existing facilities in Israel. The Law for the Encouragement of Capital Investment, 1959, as amended, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, permit a company to recognize taxable income attributable to the Approved Enterprise subject to company tax at the maximum rate of 25% rather than the usual rate in 2005 of 34%. This usual rate is currently scheduled to decrease as follows: in 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and after - 25%. For further discussion of these tax benefits, see “Item 10: Additional Information - Taxation - Israeli Tax Considerations - Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959” below. To date we have not received any such tax benefits because we have not generated any taxable income to date. To maintain our eligibility for these tax benefits, we must continue to meet certain reporting requirements. If we cease to become entitled to tax benefits, we may be required to pay increased taxes on the taxable income that we may generate in the future.

It may be difficult to enforce a U.S. judgment against us, our officers or our directors or to assert U.S. securities law claims in Israel.

Service of process upon us, since we are incorporated in Israel, and upon our directors and officers and our Israeli auditors, some of whom reside outside the United States, may be difficult to obtain within the United States. In addition, because substantially all of our assets and some of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States. There is a doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act pursuant to original actions instituted in Israel. Subject to particular time limitations and provided certain conditions are met, executory judgments of a United States court for monetary damages in civil matters may be enforced by an Israeli court. For more information regarding the enforceability of civil liabilities against us, our directors and our executive officers, see “Item 10: Additional Information - Memorandum and Articles of Association - Enforceability of Civil Liabilities” below.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Our legal and commercial name is XTL Biopharmaceuticals Ltd. We were established as a private company limited by shares under the laws of the State of Israel on March 9, 1993, under the name Xenograft Technologies Ltd. We re-registered as a public company on June 7, 1993, in Israel, and changed our name to XTL Biopharmaceuticals Ltd. on July 3, 1995. Our ordinary shares are traded on the London Stock Exchange under the symbol “XTL,” and on the Tel Aviv Stock Exchange under the symbol “XTL.” We operate under the laws of the State of Israel, under the Israeli Companies Act and the regulations of the United Kingdom Listing Authority, which governs our listing on the London Stock Exchange. Our principal offices are located at the Kiryat Weizmann Science Park, Building 3, 3 Hasapir Street, Rehovot 76100, Israel, and our telephone number is +972-8-930-4444. The principal offices of XTL Biopharmaceuticals, Inc., our wholly-owned U.S. subsidiary and agent for service of process in the U.S., are located at 275 Grove Street, Suite 2-400, Newton, MA 02466, U.S.A., and its telephone number is 1-617-663-4789. Our primary internet address is www.xtlbio.com. None of the information on our website is incorporated by reference into this registration statement.

We were established to use the Trimera technology for discovering, developing and commercializing therapeutic drugs. The Trimera technology, developed at the Weizmann Institute, in Rehovot, Israel, was exclusively licensed to us by Yeda Research and Development Company Ltd., the commercialization arm of the Weizmann Institute. The Trimera technology is a method to introduce functional human tissue into a mouse, which can then be used to generate fully human monoclonal antibodies, or hMAbs, and as an animal model of human disease. Until 1999, our therapeutic focus was on the development of human monoclonal antibodies to treat viral, autoimmune and oncological diseases. Our first therapeutic programs focused on antibodies against the hepatitis B virus, interferon - γ and the hepatitis C virus.

We are currently engaged in the acquisition, development and commercialization of pharmaceutical products for the treatment of infectious diseases, particularly the prevention and treatment of hepatitis B and C. One of our products, HepeX-B, is designed to prevent re-infection with hepatitis B in liver transplant patients, and was recently studied in a Phase IIb trial in liver transplant patients. In August 2005, we announced that the dosing portion of the study ended. Worldwide rights for HepeX-B were licensed to Cubist Pharmaceuticals Inc., or Cubist, in exchange for certain milestone payments and future royalties on Cubist’s net sales. Cubist plans to review data from this trial with the FDA as part of a discussion of design elements of a Phase III clinical trial. Another of our drug candidates, XTL-6865, is being developed to prevent hepatitis C re-infection following a liver transplant and for the treatment of chronic hepatitis C. Following a pilot clinical program with one monoclonal antibody, or MAb, the program is now in the second stage of the development strategy - evaluation of a dual-MAb product in clinical trials. In July 2005, we announced that the FDA granted XTL-6865 “Fast-Track” designation for the treatment of hepatitis C re-infection following a liver transplant. We also have a small molecule development program, which is currently targeted at treating chronic hepatitis C utilizing novel non-nucleoside polymerase inhibitors.

In September-October 2000, we raised net proceeds of $45.7 million in an initial public offering on the London Stock Exchange, in which we sold 23,750,000 of our ordinary shares, including the exercise of the underwriter’s over-allotment option, at a price of 150 British pence per share. In August 2004, we raised net proceeds of $15.4 million in a placing and open offer transaction of our ordinary shares, resulting in the sale of 56,009,732 ordinary shares at a price of 17.5 British pence per share. Since September 2000, our ordinary shares have been listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange's market for listed securities under the symbol “XTL.” Since July 12, 2005, our ordinary shares have been listed on the Tel Aviv Stock Exchange and trade under the symbol “XTL.”

Since inception, we raised net proceeds of approximately $104.4 million to fund our activities, including net proceeds of $45.7 million from our initial public offering and $15.4 million in a placing and open offer transaction.

For the years ended December 31, 2004, 2003, and 2002 our capital expenditures were $180,000, $81,000 and $659,000, respectively. Our capital expenditures were primarily associated with the purchase of lab equipment for our research and development activities. There were no material divestitures during the years ended December 31, 2004, 2003, and 2002.

Business Overview

Introduction

We are a biopharmaceutical company engaged in the acquisition, development and commercialization of pharmaceutical products for the treatment of infectious diseases, particularly the prevention and treatment of hepatitis B and C.

We currently have three products/programs under development:

•
HepeX-B is being developed to prevent re-infection with hepatitis B, known as HBV, in liver transplant patients. HepeX-B is a mixture of two fully human monoclonal antibodies, which bind to the HBV surface antigen, or HBsAg. HepeX-B was recently studied in a Phase IIb trial in liver transplant patients. In August 2005, we announced that the dosing portion of the study ended. Worldwide rights for HepeX-B were licensed to Cubist in 2004, in exchange for certain milestone payments and future royalties on Cubist’s net sales. Cubist plans to review data from this trial with the FDA as part of a discussion of design elements of a Phase III clinical trial.

•
XTL-6865 is being developed to prevent hepatitis C, known as HCV, re-infection following a liver transplant and for the treatment of chronic HCV. XTL-6865 (formerly known as the HepeX-C program) is a combination of two fully human monoclonal antibodies (Ab68 and Ab65) against the hepatitis C virus E2 envelope protein. A single antibody version of this product was tested in a pilot clinical program that included both Phase I and Phase II clinical trials. In April 2005, we submitted an IND to the FDA in order to commence a Phase Ia/Ib clinical trial later this year for XTL-6865, the dual-MAb product. In July 2005, we announced that the FDA granted XTL-6865 “Fast-Track” designation for the treatment of hepatitis C re-infection following a liver transplant.

•
Small Molecule Development Program. We currently have a small molecule development program, which is targeted at treating chronic hepatitis C utilizing novel non-nucleoside polymerase inhibitors. The current program is focused on developing synthetic small molecules to be orally-administered to patients for the inhibition of HCV viral RNA replication. We have identified two lead candidates from two distinct chemical series of compounds, which we licensed from B&C Biopharm Co., Ltd. XTL-2125, the lead product candidate from our hepatitis C small molecule development program, is a small molecule non-nucleoside polymerase inhibitor for the treatment of chronic hepatitis C. XTL-2125 is currently in pre-clinical testing.

To date, we have not received approval for the sale of any of our drug candidates in any market and, therefore, have not generated any commercial revenues from the sales of our drug candidates. Moreover, preliminary results of our pre-clinical or clinical tests do not necessarily predict the final results, and acceptable results in early preclinical or clinical testing might not be obtained in later clinical trials. Drug candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. We have received license and reimbursed out of pocket expense revenue pursuant to our agreement with Cubist with respect to HepeX-B, although HepeX-B has not yet been commercialized.

Our Strategy

Under our current strategy, we plan to:

•	continue the clinical development of XTL-6865 and our small molecule development efforts; and

•	seek to in-license or acquire additional clinical stage compounds, or compounds in advanced pre-clinical development.

Products Under Development

HepeX-B (Product for the Prevention of Re-Infection of Hepatitis B)

HepeX-B is being developed to prevent re-infection with HBV in liver transplant patients. Protection of the transplanted liver from recurrent HBV infection is critical to preserving graft function. Life-long HBV prophylactic treatment is typically necessary, since the virus remains in several other body compartments following removal of the infected liver. Without treatment, Hepatitis B infection of the transplanted liver reoccurs rapidly resulting in progressive disease, graft failure, and death.

HepeX-B is a mixture of two fully human monoclonal antibodies which bind to the HBV surface antigen, or HBsAg. HepeX-B is being developed as an alternative to the present standard-of-care, hepatitis B Immunoglobulin, or HBIg, which has several disadvantages, among them complicated and uncomfortable patient administration (intravenous or painful intra-muscular injection). In addition, as HepeX-B is not isolated from human blood, risk of infection from blood-borne organisms is minimal. The present market size of HBIg is estimated to be about $100 million per year worldwide.

HepeX-B was recently studied in a Phase IIb clinical trial in liver transplant patients. In August 2005, we announced that the dosing portion of the study ended. In November 2004, we announced the completion of the first scheduled review of the first 15 patients enrolled in the study by an Independent Data and Safety Monitoring Board, or DSMB. The DSMB recommended the continuation of the trial. Cubist plans to review data from this trial with the FDA as part of a discussion of design elements of a Phase III clinical trial.

Prior to the initiation of the Phase IIb study in liver transplant patients, we conducted a Phase I clinical study in twelve healthy volunteers to determine the pharmacokinetic properties of HepeX-B. The study evaluated a single intravenous infusion of 10mg or 40mg of HepeX-B with subsequent follow-up over a 12-week period. HepeX-B was well tolerated by all subjects. Although our study did not directly compare Hepex-B to HBIg, the trough antibody concentrations achieved with 10mg and 40mg doses of HepeX-B were similar to or higher than concentrations achieved with standard doses of HBIg used in current treatment protocols (10,000mg), thus enabling the development of a low volume, “patient friendly” formulation.

In June 2004, we announced the completion of a license agreement with Cubist for the worldwide development and commercialization of HepeX-B. Under this agreement, as amended, we were responsible for certain clinical and product development activities of HepeX-B through August 2005, at the expense of Cubist. We have transferred full responsibility for completing the development of HepeX-B to Cubist. Cubist will be responsible for completing the development and for registration and commercialization of the product worldwide.

Under the terms of the agreement, as amended, Cubist paid us an initial up-front payment of $1 million upon the signing of the agreement, a further aggregate amount of $1 million as collaboration support was paid in 2004, and an additional amount of up to $3 million will be paid upon achievement of certain regulatory milestones. Under the agreement, we are entitled to receive royalties from net sales by Cubist, generally ranging from 10% to 17%.

In the event that the actual costs incurred in conducting activities that Cubist determines are necessary or advisable to obtain regulatory approval for HepeX-B for the prevention of recurrent hepatitis B infections in liver transplant patients exceed $33.9 million, any costs in excess shall be borne in equal share by us and Cubist.

Orphan drug status, a regulatory designation that provides exclusive marketing rights to drug candidates that would not otherwise be commercially viable, has been granted for HepeX-B in the U.S. and Europe.

XTL-6865 and Small Molecule Development Program (Programs for Prevention of Re-Infection and Treatment for Hepatitis C)

Preventing Re-infection following Liver Transplant

According to the Centers for Disease Control and Prevention, or the CDC, Hepatitis C is the leading cause of liver transplants in the U.S. It is estimated that in 2004, over 2,000 liver transplants were performed in the U.S. in HCV positive patients, based upon data of the Organ Procurement and Transplantation Network, as of June 2005. Although the HCV infected liver is removed during the transplant procedure, the newly transplanted healthy liver is re-infected with HCV from the patient’s serum. Re-infection occurs in all patients within days following the transplant. Recurrent HCV infection is a leading cause of graft failure. According to Dr. M. Charlton, Transplant Center, Mayo Clinic Foundation, 10% of patients will die (or be re-transplanted) by year five due to recurrent HCV disease, and a further 30% of patients will have cirrhosis at the end of year five.

There is no therapy available to prevent re-infection following a liver transplant. Once the liver has been re-infected, clinicians attempt to treat the recurrent disease. Response rate to this treatment is low (ranging from 8% to 25%), according to studies done at the Indiana University Medical Center and the Universite Paris-Sud, Hopital Paul Brousse. Therefore, re-infection following a liver transplant represents a significant unmet medical need.

One of the potential indications of XTL-6865 is preventing re-infection following a liver transplant. We estimate that a successful therapy for preventing re-infection with HCV following liver transplantation could reach annual worldwide sales of approximately $400 million.

Treating Chronic HCV

Chronic hepatitis C is a serious life-threatening disease, which affects around 170 to 200 million people worldwide, according to a Datamonitor report from April 2005. We estimate that between eight to 10 million of these people reside in the U.S., Europe and Japan. According to the BioSeeker Group, 20% to 30% of chronic hepatitis patients will eventually develop progressive liver disease that may lead to decomposition of the liver or hepatocellular carcinoma (liver cancer). According to the National Digestive Diseases Information Clearing House (NDDIC), each year 10,000 to 12,000 people die from HCV in the U.S. alone. The CDC predicts, that by the end of this decade, the number of deaths due to HCV in the U.S. will surpass the number of deaths due to AIDS.

According to the BioSeeker Group, the present worldwide market for the treatment of chronic HCV is estimated at $3 billion and represents Interferon-based treatments. Interferon alpha was first approved for use against chronic hepatitis C in 1991. At present, the optimal regimen appears to be a 24 or 48 week course of the combination of Pegylated-Interferon and Ribavirin. In studies done at the Saint Louis University School of Medicine, a 24 week course of this combination therapy yields a sustained response rate of approximately 40% to 45% in patients with genotype 1 (the most prevalent genotype in the western world according to the CDC) and a better sustained response with a 48 week course. Despite this improvement in response rates, approximately half of today's patient population in the U.S. and Europe does not respond to therapy and has no therapeutic alternative. Therefore, there is a significant unmet medical need in the treatment of HCV.

XTL-6865

XTL-6865 is being developed to prevent hepatitis C re-infection following a liver transplant and for the treatment of chronic HCV. XTL-6865 is a combination of two fully human monoclonal antibodies (Ab68 and Ab65) against the hepatitis C virus E2 envelope protein. A single antibody version of this product, then referred to as HepeX-C, was tested in a pilot clinical program that included both Phase I and Phase II clinical trials. In April 2005, we submitted an IND to the FDA in order to commence a Phase Ia/Ib clinical trial later this year for XTL-6865, the dual-MAb product. In July 2005, we announced that the FDA granted XTL-6865 “Fast-Track” designation for the treatment of hepatitis C re-infection following a liver transplant.

The two antibodies comprising XTL-6865 were selected by screening a large panel of candidates based on their high level of activity against the virus in our proprietary HCV models. We believe that a combination of two antibodies that bind to different epitopes is essential to provide broad coverage of virus quasispecies, and to minimize the probability for escape from therapy. We have shown that the two antibodies chosen (Ab68 and Ab65) specifically bind and immunoprecipitate viral particles from infected patients’ sera with different HCV genotypes. In addition, both antibodies reduced mean viral load in HCV-Trimera mice. We have also shown that incubation of an infectious human serum with Ab68 or Ab65 prevented the serum’s ability to infect human liver cells and human liver tissue.

The single antibody Hepex-C product candidate (Ab68) was tested in a pilot clinical program, which included:

•
A Phase Ia/Ib Clinical Program in Patients with Chronic HCV, which demonstrated the safety and tolerability of using single and multi-doses of Ab 68 up to 120mg for a 28 day dosing period. In terms of efficacy, eight out of 25 patients had at least a 90% reduction in HCV-RNA levels from pre-treatment levels following administration of Ab68. These trials provided safety data, as well as a preliminary indication of anti-viral activity in humans.

•
A Phase IIa Clinical Trial with Ab68 Following Liver Transplant, which demonstrated the safety and tolerability of Ab68 up to 240mg for a 12 week dosing period. The study was planned as a blinded, placebo-controlled, dose-escalating study in a total of 24 liver transplant patients receiving six different doses of Ab68 (20mg, 40mg, 80mg, 120mg, 240mg, and 480mg). The 480mg dose level was not tested due to a clinical hold as a result of an intraoperative death of the first patient tested at the 480mg dose level (later determined by the medical examiner to be related to pulmonary emboli (blood clots in the lung)). The FDA later cleared the clinical hold, but we decided to discontinue the study and focus further development efforts on the dual anti-body product, XTL-6865. No other drug-related serious adverse events were reported during this study. The 120mg and 240mg dose groups had a greater reduction in viral load than the placebo group during the first week when dosed daily. This effect was less evident when dosed less frequently than daily. This data provided additional evidence of anti-viral activity in immunosuppressed patients. It should be noted that the small number of patients in this pilot study did not allow us to draw statistical analysis.

Based on this information, we had a pre-IND meeting with the FDA in October 2004 regarding XTL-6865, at which we presented data on Ab68 and Ab65, which had just successfully completed pre-clinical development. In April 2005, we submitted an IND to the FDA in order to commence a Phase Ia/Ib clinical trial later this year for XTL-6865, the dual-MAb product. In July 2005, we announced that the FDA granted XTL-6865 “Fast Track” designation for the treatment of hepatitis C re-infection following a liver transplant.

Small Molecule Development Program

We currently have a small molecule development program, which is targeted at treating chronic hepatitis C utilizing novel non-nucleoside polymerase inhibitors. The current program is focused on developing synthetic small molecules to be orally-administered to patients for the inhibition of HCV viral RNA replication. We have identified two lead candidates from two distinct chemical series of compounds, which we licensed from B&C Biopharm Co., Ltd. Each candidate has exhibited activity against HCV in our proprietary in vitro and in vivo preclinical drug validation systems. In preliminary in vivo animal studies, acceptable toxicity profiles and oral absorption have been shown.

XTL-2125 is a small molecule non-nucleoside polymerase inhibitor for the treatment of chronic hepatitis C that is currently in pre-clinical testing.

Proprietary Technology

Our proprietary Trimera technology is a method for introducing functional human cells or tissue into a mouse. The Trimera technology is a patented tool whereby murine immune systems are ablated by radiation, and bone marrow is transplanted from genetically immuno-deficient mice to re-enable red blood cell production. The result is the production of “radiation chimeras.” As these chimeras have no immune system, they are able to accept implanted human cells, without rejection, thereby creating a “Trimera.” The resulting mouse can be used:

•	to generate humanized monoclonal antibodies, or hMAbs (the “Trimera hMAb Technology”); and/or

•	as an animal model of human disease (the “Trimera Model Technology”).

These models can be used for testing various approaches to treat human disease, including the development of new prophylactic and therapeutic products and have been used to discover the HepeX-B product and to screen the activity of XTL-6865 and our potential candidates from our small molecule development program.

Intellectual Property and Patents

General

Patents and other proprietary rights are very important to the development of our business. We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. It is our intention to seek and maintain patent and trade secret protection for our drug candidates and our proprietary technologies. As part of our business strategy, our policy is to actively file patent applications in the U.S. and internationally to cover methods of use, new chemical compounds, pharmaceutical compositions and dosing of the compounds and compositions and improvements in each of these. We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our competitive position.

Generally, patent applications in the U.S. are maintained in secrecy for a period of 18 months or more. Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we are not certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file those patent applications. The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability. To date, there has been no consistent policy regarding the breadth of claims allowed in biotechnology patents. Third parties or competitors may challenge or circumvent our patents or patent applications, if issued. Granted patents can be challenged and ruled invalid at any time, therefore the grant of a patent is not of itself sufficient to demonstrate our entitlement to a proprietary right. The disallowance of a claim or invalidation of a patent in any one territory can have adverse commercial consequences in other territories.

If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may choose to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost, even if the eventual outcome is favorable to us. While we have the right to defend patent rights related to our licensed drug candidates and technologies, we are not obligated to do so. In the event that we decide to defend our licensed patent rights, we will be obligated to cover all of the expenses associated with that effort. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before we commercialize any of our products, any related patent may expire or remain in existence for only a short period following commercialization, thus reducing any commercial advantage or financial value attributable to the patent.

If patents are issued to others containing preclusive or conflicting claims and these claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. Our breach of an existing license or failure to obtain a license to technology required to commercialize our products may seriously harm our business. We also may need to commence litigation to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights. Litigation would create substantial costs. An adverse outcome in litigation could subject us to significant liabilities to third parties and require us to seek licenses of the disputed rights from third parties or to cease using the technology if such licenses are unavailable.

HepeX-B

Three patent families presently cover HepeX-B, including the two human monoclonal antibodies comprising HepeX-B and its use to treat HBV infection. The patents cover both the treatment of chronic HBV patients with the antibodies and the prevention of liver re-infection in liver transplant recipients. Two of the families correspond each to a separate antibody comprising HepeX-B, with one family owned by us, and the second family jointly owned by Yeda and us. A third family concerns treatment of HBV patients with the combination of the antibodies and is owned by us.

Currently, HepeX-B and its use to treat hepatitis B infection is covered by several issued patents that will expire in 2017. The patents covering the combination of antibodies, if issued, will expire in 2021. Based on the provisions of the Patent Term Extension Act, we currently believe that we would qualify for certain patent term extensions. We believe that we will have sufficient time to commercially utilize the inventions directed to the treatment and prevention of hepatitis B infection in liver transplant patients.

XTL-6865

XTL-6865 is a combination of two human monoclonal antibodies against HCV, Ab68 and Ab65. Three patent families presently cover XTL-6865, including the two human monoclonal antibodies comprising XTL-6865 and its use to treat HCV infection. The patents cover both the treatment of chronic HCV patients with the antibodies and the prevention of liver re-infection in liver transplant recipients. One family concerns one antibody comprising XTL-6865, Ab68. Two families concern the second antibody comprising XTL-6865, Ab65.

The patents covering Ab68 are exclusively licensed to us from the DRK-Blutspendedienst Baden-Wurttemberg (Ulm University).

The patents covering Ab65 are exclusively licensed to us from Stanford University, California in all territories outside China, and in China, it is co-exclusively licensed to us and Applied Immunogenetics.

Currently, XTL-6865 and its use to treat hepatitis C infection is covered by one issued U.S. patent that will expire in 2019. Additional patents, if issued, will expire between 2019 and 2021. Based on the provisions of the Patent Term Extension Act, we currently believe that we would qualify for certain patent term extensions. We believe that we will have sufficient time to commercially utilize the inventions directed to the treatment and prevention of hepatitis C infection.

Small Molecule Development Program

Two patent families presently cover our in-licensed anti-HCV small molecules. Each patent family concerns a different compound and covers both the structure of the compound and its use for the treatment of chronic HCV patients. The patent applications cover the unique structure of the molecules and their use as a pharmaceutical composition for the treatment of HCV. The patents covering XTL-2125 are exclusively licensed to us by B&C Biopharm Co., Ltd.

Currently, XTL-2125 and its use to treat the hepatitis C infection are covered by two patent families that, if issued, will expire in 2023. Based on the provisions of the Patent Term Extension Act, we currently believe that we would qualify for certain patent term extensions. We believe that we will have sufficient time to commercially utilize the inventions directed to the treatment and prevention of hepatitis C infection.

Trimera Technology

Three patent families presently cover the Trimera technology, each covering a different use of the basic technology. The patents cover the Trimera mouse, a method for its production, and its various applications. The patents are exclusively licensed to us by Yeda.

Currently, the Trimera mouse and its various applications are covered by several issued patents that will expire between 2010 and 2015. The patents covering the hepatitis animal model will expire between 2012 and 2016. We believe that we will have sufficient time to commercially utilize the inventions directed to the Trimera technology.

Other Intellectual Property Rights

We depend upon trademarks, trade secrets, know-how and continuing technological advances to develop and maintain our competitive position. To maintain the confidentiality of trade secrets and proprietary information, we require our employees, scientific advisors, consultants and collaborators, upon commencement of a relationship with us, to execute confidentiality agreements and, in the case of parties other than our research and development collaborators, to agree to assign their inventions to us. These agreements are designed to protect our proprietary information and to grant us ownership of technologies that are developed in connection with their relationship with us. These agreements may not, however, provide protection for our trade secrets in the event of unauthorized disclosure of such information.

In addition to patent protection, we may utilize orphan drug regulations to provide market exclusivity for certain of our drug candidates. The orphan drug regulations of the FDA provide incentives to pharmaceutical and biotechnology companies to develop and manufacture drugs for the treatment of rare diseases, currently defined as diseases that exist in fewer than 200,000 individuals in the United States, or, diseases that affect more than 200,000 individuals in the United States but that the sponsor does not realistically anticipate will generate a net profit. Under these provisions, a manufacturer of a designated orphan drug can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity for such FDA-approved orphan product. We believe that certain of the indications for our drug candidates will be eligible for orphan drug designation.

Licensing Agreements and Collaborations

We have formed strategic alliances with a number of companies for the manufacture and commercialization of our products. Our current key strategic alliances are discussed below. See “Item 5: Operating and Financial Review And Prospects - Obligations and Commitments” which describes contingent milestone payments we have undertaken to make to certain licensors over the life of the licenses described below.

Cubist License

We have entered into a licensing agreement with Cubist dated June 2, 2004, as amended, under which we granted to Cubist an exclusive, worldwide license (with the right to sub-license) to commercialize HepeX-B and any other product containing a hMAb or humanized monoclonal antibody or fragment directed at the hepatitis B virus owned or controlled by us. Under this agreement, as amended, we were responsible for certain clinical and product development activities of HepeX-B through August 2005, at the expense of Cubist. We have transferred full responsibility for completing the development of HepeX-B to Cubist. Cubist will be responsible for completing the development and for registration and commercialization of the product worldwide.

In the event that the actual costs incurred in conducting activities that Cubist determines are necessary or advisable to obtain regulatory approval for HepeX-B for the prevention of recurrent hepatitis B infections in liver transplant patients exceed $33.9 million, any costs in excess shall be borne in equal share by us and Cubist.

Under the terms of the agreement, as amended, Cubist paid us an initial up-front payment of $1 million upon the signing of the agreement, a further aggregate amount of $1 million as collaboration support was paid in 2004, and an additional amount of up to $3 million will be paid upon achievement of certain regulatory milestones.

Under the agreement, we are entitled to receive royalties from net sales by Cubist, generally ranging from 10% to 17%, depending on levels of net sales achieved by Cubist, subject to certain deductions based on patent protection of HepeX-B in that territory, total costs of HepeX-B development, third party license payments and indemnification obligations.

Cubist has the right to sub-license HepeX-B. The sub-licensee fees we will receive in such cases will vary according to the territory, the subject of the sub-license, the patent protection of HepeX-B in that territory, total costs of HepeX-B development, third party license payments, indemnification obligations and local competition. For example, where HepeX-B is not patent protected and a competing product obtains more than an agreed percentage of the local market, we would receive no royalties on sales of HepeX-B.

Cubist has granted us the non-exclusive right of negotiation during the term of the agreement to obtain all or any portion of the rights to manufacture and supply HepeX-B or any other product containing an hMAb or humanized monoclonal antibody or fragment directed at the hepatitis B virus owned or controlled by us. Furthermore, in certain circumstances, we have the exclusive right to negotiate with Cubist to obtain from Cubist a sub-license to market and sell the HepeX-B or such other product in certain territories.

We agreed that during the term of the agreement and for one year thereafter, we will not research, develop or commercialize any competitive product containing a human or humanized monoclonal antibody or fragment that is directed to and binds with the hepatitis B virus.

The agreement expires on the later of the last valid patent claim covering HepeX-B to expire or 10 years after the first commercial sale of HepeX-B on a country-by-country basis.

XTL-6865 License

XTL-6865 is a combination of two human monoclonal antibodies against HCV, Ab68 and Ab65.

In April 2000, we licensed Ab68 under an exclusive worldwide license from the DRK-Blutspendedienst Baden-Wurttemberg (Ulm University, Germany, or Ulm). Under the terms of this agreement, we are obligated to pay Ulm a specified royalty rate on sales of product incorporating Ab68. We can deduct certain payments that are made to third parties from these royalties, subject to a minimum royalty rate. We are also obligated to pay Ulm a specified percentage of any milestone payments we may receive from any sublicensee to whom we may grant a license or sublicense of Ab68 or technology related to the production of Ab68. We can deduct certain of these payments that are made to third parties from the percentage of milestone payments owed to Ulm, subject to a minimum milestone payment amount. Either party may terminate the agreement, by written notice, upon or after the winding up or insolvency of the other party, or upon or after commitment of a material breach by the other party that cannot be cured, or if curable, has not been cured, within 60 days after receipt of notice. In the absence of such termination, the agreement shall expire upon the expiration of the license granted under the agreement. To date we have made $150,000 in license and milestone payments to Ulm.

In September 2003, we licensed Ab65 from Stanford University under an exclusive license agreement. Under the terms of this agreement, we have exclusive rights to Ab65 worldwide, excluding China. In China, we have co-exclusive rights with Applied Immunogenetics LLC. Under the terms of this agreement, we must use commercially reasonable efforts to commercialize and market Ab65. We are obligated to make royalty payments to Stanford University on sales of product incorporating Ab65, and we are also obligated to make milestone payments upon the occurrence of certain specified events. To date we have made $172,000 in license and milestone payments to Stanford University, and we have undertaken to make contingent milestone payments of up to approximately $200,000 over the life of the license, all of which will be due upon or following regulatory approval of the drug. The license terminates upon the later of the expiration of last of the licensed patents or at the time of our last royalty payment. Notwithstanding the above, we may terminate this agreement upon specified notice to Stanford University. In addition, should we fail to meet certain developmental milestones for Ab65, our rights to the use of Ab65 become non-exclusive upon notice to that effect to us by Stanford University.

In addition, under an agreement entered into in September 2003, we are obligated to make royalty payments on sales of product incorporating Ab65 to Applied Immunogenetics LLC, a company that previously held non-exclusive rights to Ab65 and returned them to Stanford University, enabling us to gain exclusive rights to Ab65 from Stanford University. Our agreement with Applied Immunogenetics LLC expires on the expiration or termination of our exclusive agreement with Stanford University, as described above. To date we have made $183,000 in license and milestone payments to Applied Immunogenetics LLC. There are no additional contingent milestone payments.

Small Molecule Development Program

XTL-2125 has been licensed from B&C Biopharm Co., Ltd., or B&C, since February 2003. Under the terms of the agreement, we have exclusive rights to XTL-2125 worldwide, with the exception of Asia, which is shared between the two companies, and Korea, for which B&C retains exclusive rights. Under the terms of the agreement, we are obligated to make certain milestone payments in addition to royalties on product sales. To date we have made $1.1 million in license and milestone payments to B&C, and we have undertaken to make contingent milestone payments of up to approximately $13.4 million over the life of the license, of which $8.0 million will be due upon or following regulatory approval of the drug. The license terminates upon the expiration of the last of the licensed patents. Notwithstanding the above, we may terminate this agreement upon specified notice to B&C.

Yeda License

In April of 1993, we entered into a research and license agreement with Yeda, which we refer to as the Yeda Agreement, under which Yeda granted us an exclusive worldwide license to use the Trimera patent portfolio and to exclusively use the information derived from the performance of certain research for the purposes specified in the agreement in any country where a licensed patent covers a product sold under the license or other licensed activity until the date on which the last licensed patent expires or until 12 years from the later of the first commercial sale of a product (or first receipts to us from other licensed activity) in such country, and in any other country until 12 years from the first commercial sale of a product (or first receipts to us from other licensed activity) in that country. Under the agreement, any assignment of the license granted by Yeda requires Yeda's prior written consent.

The Yeda Agreement has undergone a number of amendments, one of the end results of which is that we shall pay to Yeda the following fees: a royalty of 3% of all net sales received by us; 25% of amounts received by us on net sales of third parties (less certain royalties payable by us to third parties), but no more than 3% and no less than 1.5% of such net sales; and a royalty ranging between 20% to 40% on any receipts to us other than our net sales or receipts on net sales made by third parties. Furthermore, such amendments have also changed the termination provisions relating to Yeda’s entitlement to terminate the agreement if we do not pay Yeda a certain minimum amount of annual royalties of $100,000 or $200,000, depending on the year.

In the most recent amendment of the Yeda Agreement, in order to facilitate the grant of the license by us to Cubist under the terms of the HepeX-B collaboration, Yeda received the right to receive at least 1.5% of net sales of HepeX-B by Cubist sub-licensees, regardless of the amount received by us from Cubist in respect of such sales.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies that are active in different but related fields represent substantial competition for us. Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than we do. These organizations also compete with us to recruit qualified personnel, attract partners for joint ventures or other collaborations, and license technologies that are competitive with ours. To compete successfully in this industry we must identify novel and unique drugs or methods of treatment and then complete the development of those drugs as treatments in advance of our competitors.

The drugs that we are attempting to develop will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. Other companies have products or drug candidates in various stages of pre-clinical or clinical development to treat diseases for which we are also seeking to discover and develop drug candidates. Some of these potential competing drugs are further advanced in development than our drug candidates and may be commercialized earlier.

Competing Products for Preventing Re-Infection with Hepatitis B in Liver Transplant Patients

The present standard-of-care for preventing hepatitis B in liver transplant patients is HBIg. Our strategy is to replace the existing standard of care with HepeX-B.

Key producers of HBIg in the U.S. are NABI Biopharmaceuticals Inc. and Bayer Biological Products, a division of Bayer Healthcare. Key HBIg producers in the European Union, or E.U., are Biotest AG, ZLB Behring, a subsidiary of CSL Ltd., and Berna Biotech AG. We are not aware of any competing monoclonal antibody against HBV currently in clinical development.

Several small molecules against HBV are presently being used in liver transplant patients. They presently include Lamivudine, a product of Glaxo Smith Kline PLC, and Hepsera, a product of Gilead Sciences Inc., and may include additional small molecule drugs presently in Phase III clinical trials. These drugs are commonly prescribed in combination with HBIg, and not as a replacement. However, several centers have terminated HBIg use and maintain patients on small molecule therapy alone. To our knowledge, the impact of this approach on efficacy has not been established.

Competing Products for Preventing Re-Infection with Hepatitis C Following Liver Transplants

There is no approved therapy for preventing re-infection with HCV following liver transplants. Other companies that may be developing competing treatments to XTL-6865 are:

•	NABI, which develops a hepatitis C immunoglobulin (polyclonal antibody preparation). This therapeutic did not prevent re-infection in Phase I/II trials in liver transplant patients.

•	GenMab A/S, which is developing a single MAb against HCV. This antibody is presently in pre-clinical development.

Competing Products for Treatment of Chronic Hepatitis C

We believe that a significant number of drugs are currently under development that will become available in the future for the treatment of hepatitis C.

At present, the only approved therapies for treatment of chronic HCV are Interferon-based. There are multiple drugs presently under development for the treatment of HCV, most of which are in the pre-clinical or Phase I stage of development. These compounds are developed by both established pharmaceutical companies, as well as by biotech companies. Examples of such companies are: Abbott Laboratories, Anadys Pharmaceuticals, Inc., Boehringer Ingelheim International GmbH, Bristol-Myers Squibb Company, F. Hoffman-LaRoche & Co., GlaxoSmithKline plc, Johnson & Johnson, Merck & Co., Inc., Pfizer Inc., Schering-Plough Corporation, Chiron Corporation, Gilead Sciences, Inc., Human Genome Sciences, Inc., Idenix Pharmaceuticals, Inc., InterMune, Inc., Isis Pharmaceuticals, Inc., SciClone Pharmaceuticals, Inc. and Vertex Pharmaceuticals Incorporated. Many of these companies and organizations, either alone or with their collaborative partners, have substantially greater financial, technical and human resources than we do. In addition, our competitors also include smaller private companies such as Pharmasset, Ltd.

Supply and Manufacturing

We currently have no manufacturing capabilities and do not intend to establish any such capabilities.

HepeX-B

Future supply of the HepeX-B clinical material will be manufactured by a contract manufacturer to be selected by our partner Cubist.

XTL-6865

In 2000, we entered into a contract manufacturing agreement with a U.S.-based manufacturer for the supply of the HepeX-C drug product, the single antibody version of XTL-6865, and subsequently under that master agreement for the supply of XTL-6865, the dual-MAb product. We believe that this contract manufacturer will be adequate to satisfy our planned clinical supply needs. For commercial supply of XTL-6865, we intend to contract with a manufacturer to develop a production process for high scale drug supply.

Small Molecule Development Program

In 2003, we entered into a contract manufacturing agreement with an Israeli-based manufacturer for the supply of XTL-2125. We believe that this contract manufacturer will be adequate to satisfy our current pre-clinical supply needs. For future clinical supply needs, we intend to contract with a manufacturer to produce our clinical supply needs. For commercial supply of XTL-2125, we intend to contract with a manufacturer to develop a production process for high scale drug supply.

General

At the time of commercial sale, to the extent possible and commercially practicable, we plan to engage a back-up supplier for each of our product candidates. Until such time, we expect that we will rely on a single contract manufacturer to produce each of our product candidates under current good manufacturing practice, or cGMP, regulations. Our third-party manufacturers have a limited numbers of facilities in which our product candidates can be produced and will have limited experience in manufacturing our product candidates in quantities sufficient for conducting clinical trials or for commercialization. Our third-party manufacturers will have other clients and may have other priorities that could affect our contractor’s ability to perform the work satisfactorily and/or on a timely basis. Both of these occurrences would be beyond our control.  We anticipate that we will similarly rely on contract manufacturers for our future proprietary product candidates.

We expect to similarly rely on contract manufacturing relationships for any products that we may in-license or acquire in the future. However, there can be no assurance that we will be able to successfully contract with such manufacturers on terms acceptable to us, or at all.

Contract manufacturers are subject to ongoing periodic inspections by the FDA, the U.S. Drug Enforcement Agency and corresponding state agencies to ensure strict compliance with cGMP and other state and federal regulations. Our contractor in Israel faces similar inspections from Israeli regulatory agencies and from the FDA. We do not have control over third-party manufacturers’ compliance with these regulations and standards, other than through contractual obligations.

If we need to change manufacturers, the FDA and corresponding foreign regulatory agencies must approve these new manufacturers in advance, which will involve testing and additional inspections to ensure compliance with FDA regulations and standards and may require significant lead times and delay. Furthermore, switching manufacturers may be difficult because the number of potential manufacturers is limited. It may be difficult or impossible for us to find a replacement manufacturer quickly or on terms acceptable to us, or at all.

Government and Industry Regulation

Numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies, impose substantial regulations upon the clinical development, manufacture and marketing of our drug candidates and technologies, as well as our ongoing research and development activities. None of our drug candidates have been approved for sale in any market in which we have marketing rights. Before marketing in the United States, any drug that we develop must undergo rigorous pre-clinical testing and clinical trials and an extensive regulatory approval process implemented by the FDA, under the Federal Food, Drug and Cosmetic Act of 1938, as amended. The FDA regulates, among other things, the pre-clinical and clinical testing, safety, efficacy, approval, manufacturing, record keeping, adverse event reporting, packaging, labeling, storage, advertising, promotion, export, sale and distribution of biopharmaceutical products.

The regulatory review and approval process is lengthy, expensive and uncertain. We are required to submit extensive pre-clinical and clinical data and supporting information to the FDA for each indication or use to establish a drug candidate’s safety and efficacy before we can secure FDA approval. The approval process takes many years, requires the expenditure of substantial resources and may involve ongoing requirements for post-marketing studies or surveillance. Before commencing clinical trials in humans, we must submit an IND to the FDA containing, among other things, pre-clinical data, chemistry, manufacturing and control information, and an investigative plan. Our submission of an IND may not result in FDA authorization to commence a clinical trial.

The FDA may permit expedited development, evaluation, and marketing of new therapies intended to treat persons with serious or life-threatening conditions for which there is an unmet medical need under its fast track drug development programs. A sponsor can apply for fast track designation at the time of submission of an IND, or at any time prior to receiving marketing approval of the new drug application, or NDA. To receive fast track designation, an applicant must demonstrate that the drug:

•	is intended to treat a serious or life-threatening condition;

•	is intended to treat a serious aspect of the condition; and

•	has the potential to address unmet medical needs, and this potential is being evaluated in the planned drug development program.

Clinical testing must meet requirements for institutional review board oversight, informed consent and good clinical practices, and must be conducted pursuant to an IND, unless exempted.

The FDA must respond to a request for fast track designation within 60 calendar days of receipt of the request. Over the course of drug development, a product in a fast track development program must continue to meet the criteria for fast track designation. Sponsors of products in fast track drug development programs must be in regular contact with the reviewing division of the FDA to ensure that the evidence necessary to support marketing approval will be developed and presented in a format conducive to an efficient review. Sponsors of products in fast track drug development programs ordinarily are eligible for priority review and also may be permitted to submit portions of an NDA to the FDA for review before the complete application is submitted.

For purposes of NDA approval, clinical trials are typically conducted in the following sequential phases:

•	Phase I: The drug is administered to a small group of humans, either healthy volunteers or patients, to test for safety, dosage tolerance, absorption, metabolism, excretion, and clinical pharmacology.

•
Phase II: Studies are conducted on a larger number of patients to assess the efficacy of the product, to ascertain dose tolerance and the optimal dose range, and to gather additional data relating to safety and potential adverse events.

•	Phase III: Studies establish safety and efficacy in an expanded patient population.

•	Phase IV: The FDA may require a Phase IV to conduct post-marketing studies for purposes of gathering additional evidence of safety and efficacy.

The length of time necessary to complete clinical trials varies significantly and may be difficult to predict. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Additional factors that can cause delay or termination of our clinical trials, or that may increase the costs of these trials, include:

•	slow patient enrollment due to the nature of the clinical trial plan, the proximity of patients to clinical sites, the eligibility criteria for participation in the study or other factors;

•	inadequately trained or insufficient personnel at the study site to assist in overseeing and monitoring clinical trials or delays in approvals from a study site’s review board;

•	longer treatment time required to demonstrate efficacy or determine the appropriate product dose;

•	insufficient supply of the drug candidates;

•	adverse medical events or side effects in treated patients; and

•	ineffectiveness of the drug candidates.

In addition, the FDA may place a clinical trial on hold or terminate it if it concludes that subjects are being exposed to an unacceptable health risk. Any drug is likely to produce some toxicity or undesirable side effects in animals and in humans when administered at sufficiently high doses and/or for a sufficiently long period of time. Unacceptable toxicity or side effects may occur at any dose level at any time in the course of studies in animals designed to identify unacceptable effects of a drug candidate, known as toxicological studies, or clinical trials of drug candidates. The appearance of any unacceptable toxicity or side effect could cause us or regulatory authorities to interrupt, limit, delay or abort the development of any of our drug candidates and could ultimately prevent approval by the FDA or foreign regulatory authorities for any or all targeted indications.

Before receiving FDA approval to market a product, we must demonstrate that the product is safe and effective for its intended use by submitting to the FDA an NDA containing the pre-clinical and clinical data that have been accumulated, together with chemistry and manufacturing and controls specifications and information, and proposed labeling, among other things. The FDA may refuse to accept an NDA for filing if certain content criteria are not met and, even after accepting an NDA, the FDA may often require additional information, including clinical data, before approval of marketing a product.

As part of the approval process, the FDA must inspect and approve each manufacturing facility. Among the conditions of approval is the requirement that a manufacturer’s quality control and manufacturing procedures conform to cGMP. Manufacturers must expend time, money and effort to ensure compliance with cGMP, and the FDA conducts periodic inspections to certify compliance. It may be difficult for our manufacturers or us to comply with the applicable cGMP and other FDA regulatory requirements. If we or our contract manufacturers fail to comply, then the FDA will not allow us to market products that have been affected by the failure.

If the FDA grants approval, the approval will be limited to those disease states, conditions and patient populations for which the product is safe and effective, as demonstrated through clinical studies. Further, a product may be marketed only in those dosage forms and for those indications approved in the NDA. Certain changes to an approved NDA, including, with certain exceptions, any changes to labeling, require approval of a supplemental application before the drug may be marketed as changed. Any products that we manufacture or distribute pursuant to FDA approvals are subject to continuing regulation by the FDA, including compliance with cGMP and the reporting of adverse experiences with the drugs. The nature of marketing claims that the FDA will permit us to make in the labeling and advertising of our products will be limited to those specified in an FDA approval, and the advertising of our products will be subject to comprehensive regulation by the FDA. Claims exceeding those that are approved will constitute a violation of the Federal Food, Drug, and Cosmetic Act. Violations of the Federal Food, Drug, and Cosmetic Act or regulatory requirements at any time during the product development process, approval process, or after approval may result in agency enforcement actions, including withdrawal of approval, recall, seizure of products, injunctions, fines and/or civil or criminal penalties. Any agency enforcement action could have a material adverse effect on our business.

Should we wish to market our products outside the U.S., we must receive marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, companies are typically required to apply for foreign marketing authorizations at a national level. However, within the E.U., registration procedures are available to companies wishing to market a product in more than one E.U. member state. If the regulatory authority is satisfied that a company has presented adequate evidence of safety, quality and efficacy, the regulatory authority will grant a marketing authorization. This foreign regulatory approval process involves all of the risks associated with FDA approval discussed above. Our current strategy does call for us to market our drug candidates outside the U.S.

Failure to comply with applicable federal, state and foreign laws and regulations would likely have a material adverse effect on our business. In addition, federal, state and foreign laws and regulations regarding the manufacture and sale of new drugs are subject to future changes. We cannot predict the likelihood, nature, effect or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

Organizational structure

Our wholly-owned subsidiary, XTL Biopharmaceuticals, Inc., is incorporated in Delaware and has its principal place of business in Newton, Massachusetts, U.S.A.

Property, Plants and Equipment

We lease an aggregate of approximately 1,870 square meters of office and laboratory facilities in Rehovot, Israel. The lease in Rehovot expires in December 2006, with an option to extend for an additional year through December 31, 2007.

In addition, XTL Biopharmaceuticals, Inc. currently leases approximately 60 square meters (approximately 30 square meters after September 1, 2005) of office space in Newton, Massachusetts, U.S.A. and approximately 145 square meters in Durham, North Carolina, U.S.A. The lease in Newton expires on February 28, 2006, and the lease in Durham expires on April 30, 2006. We have an option to renew our lease agreements, as needed.

We anticipate that these facilities will be sufficient for our needs through 2006. To our knowledge, there are no environmental issues that affect our use of the properties that we lease.

There are no encumbrances on our rights in these leased properties or on any of the equipment that we own. However, to secure the lease agreements in Israel, we provided a bank guarantee. As of December 31, 2004, the guarantee is secured by pledge on a long-term deposit amounting to $113,000 linked to the Israeli Consumer Price Index (“CPI”), which is included in the balance sheet as a restricted long-term deposit.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known or unknown factors, including, but not limited to, those factors discussed in “Item 3 - Key Information-Risk Factors” and “Item 4 - Information on the Company.” See also the “Special Cautionary Notice Regarding Forward-Looking Statements” set forth at the beginning of this registration statement.

You should read the following discussion and analysis in conjunction with our audited consolidated financial statements, including the related notes, prepared in accordance with U.S. GAAP for the years ended December 31, 2004, 2003 and 2002, and as of December 31, 2004 and 2003, contained in “Item 18 - Financial Statements” and with any other selected financial data included elsewhere in this registration statement.

Selected Financial Data

The table below presents selected statement of operations and balance sheet data for the fiscal years ended and as of December 31, 2004, 2003, 2002, 2001 and 2000. We have derived the selected financial data for the fiscal years ended December 31, 2004, 2003, and 2002, and as of December 31, 2004 and 2003, from our audited financial statements, included with this registration statement at “Item 18 - Financial Statements.” We have derived the selected financial data for fiscal years ended December 31, 2001 and 2000 and as of December 31, 2002, 2001 and 2000, from other audited financial statements not appearing in this report, which have been prepared in accordance with U.S. GAAP. You should read the selected financial data in conjunction with “Item 5 - Operating and Financial Review and Prospects,”“Item 8 - Financial Information” and “Item 18 - Financial Statements.”

	Years ended December 31,
	2004	2003	2002	2001	2000
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenues
Reimbursed out of pocket expenses	$3,269	$—	$—	$—	$—
License	185	—	—	—	—
	3,454	—	—	—	—
Cost of revenues
Reimbursed out of pocket expenses	3,269	—	—	—	—
License	32	—	—	—	—
	3,301	—	—	—	—

Gross margin	153	—	—	—	—

Research and development
Research and development costs	11,985	13,668	13,231	12,187	6,002
Less participations	—	3,229	75	1,133	1,821
	11,985	10,439	13,156	11,054	4,181

General and administrative	4,134	3,105	3,638	3,001	2,334
Business development costs	810	664	916	1,067	486
Impairment of asset held for sale	—	354	—	—	—

Operating loss	(16,776)	(14,562)	(17,710)	(15,122)	(7,001)

Other income (expense)
Financial income, net	352	352	597	2,448	1,517
Taxes on income	(49)	(78)	(27)	—	(7)

Net loss	$(16,473)	$(14,288)	$(17,140)	$(12,674)	$(5,491)

Net loss per ordinary share
Basic and diluted	$(0.12)	$(0.13)	$(0.15)	$(0.11)	$(0.13)*
* Restated

	As of December 31,
	2004	2003	2002	2001	2000
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, bank deposits and marketable securities	$22,924	$22,262	$35,706	$52,188	$64,969
Working capital	20,240	19,967	33,396	50,433	53,752
Total assets	25,624	24,853	38,423	55,106	67,876
Long-term obligations	2,489	1,244	1,017	526	707
Total shareholders’ equity	19,602	20,608	34,830	51,953	64,586

Overview

We are a biopharmaceutical company engaged in the acquisition, research, development and commercialization of pharmaceutical products for the treatment of infectious diseases, particularly the prevention and treatment of hepatitis B and C.

We currently have three products/programs under development:

•
HepeX-B is being developed to prevent re-infection with hepatitis B, known as HBV, in liver transplant patients. HepeX-B is a mixture of two fully human monoclonal antibodies, which binds to the HBV surface antigen, or HBsAg. HepeX-B was recently studied in a Phase IIb trial in liver transplant patients. In August 2005, we announced that the dosing portion of the study ended. Worldwide rights for HepeX-B were licensed to Cubist in 2004, in exchange for certain milestone payments and future royalties on Cubist’s net sales. Cubist plans to review data from this trial with the FDA as part of a discussion of design elements of a Phase III clinical trial.

•
XTL-6865 is being developed to prevent hepatitis C, known as HCV, re-infection following a liver transplant and for the treatment of chronic HCV. XTL-6865 (formerly known as the HepeX-C program) is a combination of two fully human monoclonal antibodies (Ab68 and Ab65) against the hepatitis C virus E2 envelope protein. A single antibody version of this product was tested in a pilot clinical program that included both Phase I and Phase II clinical trials. In April 2005, we submitted an IND to the FDA in order to commence a Phase Ia/Ib clinical trial later this year for XTL-6865, the dual-MAb product. In July 2005, we announced that the FDA granted XTL-6865 “Fast-Track” designation for the treatment of hepatitis C re-infection following a liver transplant.

•
Small Molecule Development Program. We currently have a small molecule development program, which is targeted at treating chronic hepatitis C utilizing novel non-nucleoside polymerase inhibitors. The current program is focused on developing synthetic small molecules to be orally-administered to patients for the inhibition of HCV viral RNA replication. We have identified two lead candidates from two distinct chemical series of compounds, which we licensed from B&C. XTL-2125 is a small molecule non-nucleoside polymerase inhibitor for the treatment of chronic hepatitis C and is currently in pre-clinical testing.

To date, we have not received approval for the sale of any of our drug candidates in any market and, therefore, have not generated any commercial revenues from the sales of our drug candidates. Moreover, preliminary results of our preclinical or clinical tests do not necessarily predict the final results, and acceptable results in early preclinical or clinical testing might not be obtained in later clinical trials. Drug candidates in the later stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. We have received license and reimbursed out of pocket expense revenue pursuant to our agreement with Cubist with respect to HepeX-B, although HepeX-B has not yet been commercialized.

We were established as a corporation under the laws of the State of Israel in 1993, and commenced operations to use and commercialize technology developed at the Weizmann Institute, in Rehovot, Israel. Since commencing operations, our activities have been primarily devoted to developing our technologies and drug candidates, acquiring pre-clinical and clinical-stage compounds, raising capital, purchasing assets for our facilities, and recruiting personnel. We are a development stage company and have no product sales to date. Our major sources of working capital have been proceeds from various private placements of equity securities, option and warrant exercises, from our initial public offering and from our placing and open offer transaction.

We are a development stage company and have devoted substantially all of our efforts to the discovery, development and in-licensing of drug candidates. We have incurred negative cash flow from operations each year since our inception. We anticipate incurring negative cash flows from operating activities for the foreseeable future. We have spent, and expect to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts, our clinical trials and potential in-licensing and acquisition opportunities.

Our revenues currently consist of license fees and reimbursed out of pocket expenses from Cubist, and may include certain additional payments contingent upon achievement of regulatory milestones and royalties if our collaboration is successful. We recognize the license fee revenues from our agreement with Cubist ratably over the expected term until regulatory approval is obtained, with un-amortized amounts recorded as deferred revenues. We also recognize revenue related to reimbursed out of pocket expenses at the time that that we provide development services to Cubist.

Our cost of revenues consist of costs associated with the Cubist program and consist primarily of salaries and related personnel costs, fees paid to consultants and other third-parties for clinical and laboratory development, facilities-related and other expenses relating to the design, development, testing, and enhancement of our out-licensed product candidate. In addition, we recognize license fee expenses associated with our agreement with Yeda proportional to our license fee agreement with Cubist, with un-amortized amounts recorded as deferred expenses.

Our research and development costs consist primarily of salaries and related personnel costs, fees paid to consultants and other third-parties for clinical and laboratory development, facilities-related and other expenses relating to the design, development, testing, and enhancement of our product candidates, as well as expenses related to in-licensing and acquisition of new product candidates. We expense our research and development costs as they are incurred.

Our participations consist primarily of grants received from the Israeli government in support of our research and development activities. These grants are recognized as a reduction of expense as the related costs are incurred. See “- Research and Development, Patents and Licenses - Israeli Government Research and Development Grants” below.

Our general and administrative expenses consist primarily of salaries and related expenses for executive, finance and other administrative personnel, professional fees, director fees and other corporate expenses, including investor relations, and facilities related expenses. We expense our general and administrative expenses as they are incurred.

Our business development costs consist primarily of salaries and related expenses for business development personnel, travel and professional fees. Our business development activities are related to partnering activities for our drug programs and for seeking new research and development collaborations. We expense our business development expenses as they are incurred.

Our results of operations include non-cash compensation expense as a result of the grants of stock options and warrants. Compensation expense for fixed award options and warrants granted to employees, directors and consultants represents the intrinsic value (the difference between the stock price of the common stock and the exercise price of the options or warrants) of the options and warrants at the date of grant. For variable awards, we consider the difference between the stock price at reporting date and the exercise price, in the case where a measurement date has not been reached. The compensation cost is recorded over the respective vesting periods of the individual stock options and warrants. The expense is included in the respective categories of expense in the statement of operations. We expect to incur significant non-cash compensation expense in the future, as a result of adopting the revised Statement of Financial Accounting Standards No. 123, “Share-Based Payment,” which we elected to adopt on January 1, 2005 (see “- Results of Operations,”“- Recently Issued Accounting Standards” and “Item 8: Financial Information - Significant Changes” below).

Our ongoing clinical trials will be lengthy and expensive. Even if these trials show that our drug candidates are effective in treating certain indications, there is no guarantee that we will be able to record commercial sales of any of our product candidates in the near future. In addition, we expect losses to continue as we continue to fund development of our drug candidates. As we continue our development efforts, we may enter into additional third-party collaborative agreements and may incur additional expenses, such as licensing fees and milestone payments. As a result, our periodical results may fluctuate and a period-by-period comparison of our operating results may not be a meaningful indication of our future performance.

Results of Operations

Years Ended December 31, 2004 and 2003

Revenue. Revenue for the year ended December 31, 2004, was $3,454,000, as compared to no revenue for the year ended December 31, 2003. Revenue for the year ended December 31, 2004, was due to $3,269,000 associated with reimbursement for development expenses for HepeX-B that were incurred pursuant to our licensing agreement with Cubist, as well as to $185,000 in licensing revenue pursuant to our agreement with Cubist. We signed our agreement with Cubist in June 2004.

We expect our revenue to decrease modestly over the next year, pursuant to our agreement, as amended, with Cubist.

Cost of Revenues. Cost of revenues for the year ended December 31, 2004, was $3,301,000, as compared to no cost of revenues for the year ended December 31, 2003. Cost of revenues for the year ended December 31, 2004, was due to $3,269,000 in development expenses for HepeX-B that were incurred pursuant to our licensing agreement with Cubist, as well as due to $32,000 in licensing expense pursuant to our licensing agreement with Yeda.

We expect our cost of revenues to decrease modestly over the next year, pursuant to our agreement, as amended, with Cubist.

Research and Development Costs. Research and development costs decreased by $1,683,000 to $11,985,000 for the year ended December 31, 2004, as compared to expenses of $13,668,000 for the year ended December 31, 2003. The decrease in research and development costs was due primarily to the absence of approximately $1,565,000 in expenses related to early stage discovery research activities related to infectious diseases, a $735,000 decrease in expenses related to the development and clinical program of HepeX-B, due to the initiation of the collaboration agreement with Cubist and the subsequent inclusion of development costs related to HepeX-B in Cost of Revenues above and a decrease of approximately $835,000 in expenses related to the XTL-6865 development and clinical program. This decrease was partially offset by an approximate $1,452,000 increase in expenses associated with our small molecule development program (primarily XTL-2125).

We expect our research and development costs to decrease over the next year as a result of the inclusion of development costs related to HepeX-B in Cost of Revenues above and following the implementation of our 2005 restructuring plan, as described in “Trend Information” below.

Participations. There were no participations from the Office of the Chief Scientist for the year ended December 31, 2004, as compared to participations of $3,229,000 in for the year ended December 31, 2003. Participations received in 2003 were due to the Office of the Chief Scientist’s decision to approve our grant applications that we had submitted in 2003 and in 2002. We ceased requesting grants from the Office of the Chief Scientist in 2004 due to the potential contingent liability associated with the transfer of manufacturing rights outside Israel.

General and Administrative Expenses. General and administrative expenses increased by $1,029,000 to $4,134,000 for the year ended December 31, 2004, as compared to expenses of $3,105,000 for the year ended December 31, 2003. The increase in general and administrative expenses was due primarily to a $646,000 increase in payroll and related costs, which included a $382,000 charge related to the termination of our former Chief Executive Officer pursuant to his employment agreement as well to increased expenses related to patent registration fees and professional fees.

Not including non-cash compensation costs and charges related to the grant of options to certain of our directors as discussed more fully in “Item 8: Financial Information - Significant Changes” below, we expect our general and administrative costs to decrease over the next year following the implementation of our 2005 restructuring plan, as described in “Trend Information” below.

Business Development Costs. Business development costs increased by $146,000 to $810,000 for the year ended December 31, 2004, as compared to expenses of $664,000 for the year ended December 31, 2003. The increase in business developments costs was due primarily to a $244,000 increase in professional fees associated with our agreement with Cubist that was signed in June 2004, offset by reduced travel-related expenses.

Impairment of Asset Held For Sale. There was no impairment charge recorded for the year ended December 31, 2004, as compared $354,000 in impairment charges for the year ended December 31, 2003. The impairment charge recorded for the year ended December 31, 2003, was as a result of our decision to sell certain assets associated with early stage discovery research activities, which we decided to cease during 2003.

Financial Income. Financial income for the year ended December 31, 2004, was $352,000, as compared to financial income of $352,000 for the year ended December 31, 2003. Financial income was flat due to reduced interest income earned on lower average cash balances for the year ended December 31, 2004, as compared to the year ended December 31, 2003, offset by an absence of foreign exchange losses which we incurred in 2003.

Income Taxes. Income tax expense decreased by $29,000 to $49,000 for the year ended December 31, 2004, as compared to expenses of $78,000 for year ended December 31, 2003. Our Income tax expense is attributable to taxable income from the continuing operations of our subsidiary in the United States. This income is eliminated upon consolidation of our financial statements.

Years Ended December 31, 2003 and 2002

Revenue. We did not have any revenue for the years ended December 31, 2003, and December 31, 2002.

Cost of Revenues. We did not have any cost of revenue expenses for the years ended December 31, 2003 and December 31, 2002.

Research and Development Costs. Research and development costs increased by $437,000 to $13,668,000 for the year ended December 31, 2003, as compared to expenses of $13,231,000 for the year ended December 31, 2002. The increase in research and development costs was due primarily to an increase of approximately $2,796,000 in expenses related to the XTL-6865 development and clinical program, and a $794,000 increase in expenses associated with our small molecule development program (primarily XTL-2125). This increase was partially offset by a decrease of approximately $2,905,000 in expenses related to early stage discovery research activities related to infectious diseases, which we ceased in 2003, and due to a $248,000 decrease in expenses related to the development and clinical program of HepeX-B.

Participations. Participations increased by $3,154,000 to $3,229,000 for the year ended December 31, 2003, as compared to $75,000 for the year ended December 31, 2002. The increase in participations was due to the Office of the Chief Scientist’s decision to approve our grant applications that we had submitted in the current and prior year.

General and Administrative Expenses. General and administrative expenses decreased by $533,000 to $3,105,000 for the year ended December 31, 2003, as compared to expenses of $3,638,000 for the year ended December 31, 2002. The decrease in general and administrative expenses was due primarily to a $460,000 decrease in employee compensation expenses and a $370,000 decrease in corporate communications expenses. This decrease was partially offset by a one-time $344,000 expense related to our annual general meeting that took place in June 2003.

Business Development Costs. Business development costs decreased by $252,000 to $664,000 for the year ended December 31, 2003, as compared to expenses of $916,000 for the year ended December 31, 2002. The decrease in business development costs was due primarily to a $159,000 decrease in employee compensation expenses associated with the departure of one of our business development staff.

Impairment of Asset Held for Sale. For the year ended December 31, 2003, we recorded a $354,000 impairment charge as a result of our decision to sell certain assets associated with early stage discovery research activities related to infectious diseases which we decided to cease during 2003. There was no impairment charge recorded for the year ended December 31, 2002.

Financial Income. Financial income for the year ended December 31, 2003 decreased by $245,000 to $352,000 as compared to financial income of $597,000 for the year ended December 31, 2002. The decrease in financial income resulted from a lower level of invested funds and the general decline in market interest rates when compared to the prior year.

Income Taxes. Income tax expense increased by $51,000 to $78,000 for the year ended December 31, 2003, as compared to expenses of $27,000 for year ended December 31, 2002. Our Income tax expense is attributable to taxable income from the continuing operations of our subsidiary in the United States. This income is eliminated upon consolidation of our financial statements.

2003 and 2002 Restructurings

In 2003, we implemented and completed a restructuring, which we sometimes refer to as the “2003 restructuring.” As a result of this restructuring, we ceased all early-stage discovery research activities related to infectious diseases. The 2003 restructuring included a 20-person reduction in our workforce in Israel, 18 of whom were in research and development and two of whom were in general and administrative. As part of the 2003 restructuring, we took a charge in 2003 of $74,000, relating to employee dismissal costs, $58,000 of which was included in research and development costs and $16,000 of which was included in general and administrative expenses. We paid all of these amounts in 2003. As part of the 2003 restructuring, we reevaluated our long-lived assets in accordance with FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and recorded a non-cash impairment charge of $354,000 of fixed assets for the year ended December 31, 2003.

During 2002, we implemented and completed a restructuring, which we sometimes refer to as the “2002 restructuring.” As a result of this restructuring, we reduced certain early stage research expenditures and focused our efforts on our later stage products. The 2002 restructuring included a 16-person reduction in our workforce, primarily in Israel, 11 of whom were in research and development, four of whom were in general and administrative and one of whom was in business development. As part of the restructuring, we took a charge in 2002 of $147,000, relating to employee dismissal costs, $65,000 of which was included in research and development costs, $68,000 of which was included in general and administrative expenses and $14,000 of which was included in business development expenses. We paid all of these amounts in 2002.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and related disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the applicable period. Actual results may differ from these estimates under different assumptions or conditions.

We define critical accounting policies as those that are reflective of significant judgments and uncertainties and which may potentially result in materially different results under different assumptions and conditions. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. These estimates are subject to an inherent degree of uncertainty. Our critical accounting policies include the following:

Functional Currency. In preparing our consolidated financial statements, we translate non-U.S. dollar amounts in the financial statements into U.S. dollars. Under relevant accounting guidance, the treatment of any gains or losses resulting from this translation is dependent upon management’s determination of the functional currency. The functional currency is determined based on management’s judgment and involves consideration of all relevant economic facts and circumstances affecting our business. Generally, the currency in which a company transacts a majority of its transactions would be considered the functional currency. The currency of the primary economic environment in which our operations are conducted is the U.S. dollar. We generate all of our revenues in U.S. dollars, and significant parts of our operating expenses and capital expenditures are in U.S. dollars. In addition, we hold most of our cash, cash equivalents, bank deposits and marketable securities in U.S. dollars. Thus, our functional currency is the U.S. dollar.

Since the U.S. dollar is the primary currency in the economic environment in which we operate, monetary accounts maintained in currencies other than the U.S. dollar (principally cash and liabilities) are re-measured using the representative foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction.

Revenue Recognition. We recognize the revenue from our licensing agreement with Cubist under the provisions of EITF 00-21 entitled “Revenue Arrangements with Multiple Deliverables” and SAB 104 entitled “Revenue Recognition.” Under those terms, we are required to defer all revenue from multiple-element arrangements if sufficient objective and reliable evidence of fair value does not exist for the allocation of revenue to the various elements of the arrangement. Since we have not been able to determine the fair value of each unit of accounting, the Cubist agreement was accounted for as one unit of accounting, after failing the separation criteria. We, therefore, recognize revenue on the Cubist agreement ratably over the life of the arrangement. If actual future results vary, we may need to adjust our estimates, which could have an impact on the timing and amount of revenue to be recognized.

In addition, Cubist has requested that we provide development services that are reimbursed by them. As required by EITF 01-14 “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred,” amounts paid by us, as a principal, as “out-of-pocket” costs are included in the cost of revenues as reimbursable out-of-pocket expenses, and the reimbursements we receive as a principal are reported as reimbursed out-of-pocket revenues.

Stock Compensation. We have granted options to employees, directors and consultants, as well as warrants to other third parties. We account for stock-based employee compensation arrangements using the intrinsic value method in accordance with provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and Financial Accounting Standards Board Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” or FIN 28, and we comply with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” or FAS 123, as amended by FAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” or FAS 148.

Under APB 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of our ordinary shares and the exercise price. When the number of the underlying shares or the exercise price is not known at the grant date, we update each period the compensation expenses until such data becomes known.

The alternative method to the intrinsic value method of accounting for stock-based compensation is the fair value approach prescribed by FAS 123, as amended by FAS 148. If we followed the fair value approach, we would be required to record deferred compensation based on the fair value of the stock option at the date of grant. The fair value of the stock option is required to be computed using an option-pricing model, such as the Black-Scholes option valuation model, at the date of the stock option grant. The deferred compensation calculated under the fair value method would then be amortized over the respective vesting period of the stock option.

We account for equity instruments issued to non-employees in accordance with the fair value method prescribed by FAS 123 and the provisions Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services," or EITF 96-18.

Accounting For Income Taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires management to estimate our actual current tax exposure and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when these differences reversed. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. We have fully offset our Israeli deferred tax assets with a valuation allowance. Our lack of earnings history and the uncertainty surrounding our ability to generate taxable income in the future were the primary factors considered by management in establishing the valuation allowance. Our current income tax expense results from taxes imposed on our U.S.-based subsidiary.

Paragraph 9(f) of FAS 109, “Accounting for Income Taxes”, or FAS 109, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates and that result from changes in exchange rates or indexing for tax purposes. Consequently, the above-mentioned differences were not reflected in the computation of deferred tax assets and liabilities.

Impairment. We have complied with FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or FAS 144, since January 1, 2002. Pursuant to FAS 144, long-lived assets to be held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets held and used is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values. Assets “held for sale” are reported at the lower of their carrying amount or fair value less estimated costs to sell.

Recently Issued Accounting Standards

FAS 123 (Revised 2004) Share-based Payment. In December 2004, the Financial Accounting Standards Board, or FASB, issued the revised Statement of Financial Accounting Standards No. 123, “Share-Based Payment,” or FAS 123R, which addresses the accounting for share-based payment transactions in which we obtain employee services in exchange for (a) our equity instruments or (b) liabilities that are based on the fair value of our equity instruments or that may be settled by the issuance of such equity instruments. FAS 123R eliminates the ability to account for employee share-based payment transactions using APB 25, and requires instead that such transactions be accounted for using the grant-date fair value based method. FAS 123R will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Early adoption of FAS 123R is encouraged.

On April 15, 2005, the Securities and Exchange Commission approved a new rule allowing companies to implement FAS 123R at the beginning of their first annual period, rather than the first interim period, beginning after June 15, 2005. The SEC’s new rule does not change the accounting required by FAS 123R; it only changes the dates of compliance with the standard.

We implemented FAS 123R effective January 1, 2005. FAS 123R applies to all awards granted or modified after the statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

We estimate that the cumulative effect of adopting FAS 123R as of January 1, 2005, based on the awards outstanding as of December 31, 2004, will be approximately $22,000. We expect that upon the adoption of FAS 123R, we will apply the modified prospective application transition method, as permitted by the statement. Under such transition method, upon the adoption of FAS 123R, our financial statements for periods prior to the effective date of the statement will not be restated.

We expect that this statement will have a material effect on our financial position and results of operations. The impact of this statement on our financial statements or results of operations in 2005 and beyond will depend upon various factors, among them our future compensation strategy (see “-Overview” and “- Results of Operations” above and “Item 8: Financial Information - Significant Changes” below).

FAS 153 “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29.”In December 2004, the FASB issued FAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29,” or FAS 153. FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions in FAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after December 15, 2005 (January 1, 2006 for us). Early application of the FAS 153 is permitted. The provisions of FAS 153 shall be applied prospectively. We do not expect the adoption of FAS 153 to have a material effect on our financial statements or our results of operations.

FAS 154 “Accounting Changes and Error Corrections”In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections,” or FAS 154. FAS 154 is a replacement of APB Opinion No. 20 and Statement of Financial Accounting Standards No. 3, or FAS 3. FAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a change in accounting principle. FAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. FAS 154 carries forward the guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for us). We do not expect the adoption of FAS 154 to have a material effect on our financial statements or our results of operations.

Impact of Inflation and Currency Fluctuations

We generate all of our revenues and hold most of our cash, cash equivalents, bank deposits and marketable securities in U.S. dollars. While a substantial amount of our operating expenses are in U.S. dollars, we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. As a result, we are exposed to the risk that the U.S. dollar will be devalued against the New Israeli Shekel or other currencies, and as result our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel. To date, our business has not been materially adversely affected by changes in the U.S. dollar exchange rate or by effects of inflation in Israel.

Governmental Economic, Fiscal, Monetary or Political Policies that Materially Affected or Could Materially Affect Our Operations

Israeli companies are generally subject to income tax at the corporate tax rate of 34% in 2005, which will be further reduced as follows: 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009-26%, 2010 and after - 25%. However, we have been granted approved enterprise status, and we are, therefore, eligible for a reduced corporate tax under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our undistributed profits derived from the approved enterprise program will be tax-exempt for a period of two years commencing in the first year in which we generate taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax of between 10% and 25%, depending on the percentage of non-Israeli investors holding our ordinary shares. The period of tax benefits with respect to our approved enterprise program has not yet commenced because we have yet to realize taxable income. However, this benefit period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. These benefits may not be applied to reduce the U.S. federal tax rate for any income derived by our U.S. subsidiary. There can be no assurance that such tax benefits will continue in the future at their current levels or otherwise.

As of December 31, 2004, we did not have any taxable income. As of December 31, 2004, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $92 million. Under Israeli law, these net-operating losses may be carried forward indefinitely and offset against future taxable income, including capital gains, with no expiration date.

For a description of Israeli government policies that affect our research and development expenses, and the financing of our research and development, see "- Research and Development, Patents and Licenses - Israeli Government Research and Development Programs" in this Item 5 below.

Liquidity and Capital Resources

We have financed our operations from inception primarily through our initial public offering, various private placement transactions, our August 2004 placing and open offer transaction and option and warrant exercises. As of December 31, 2004, we had received net proceeds of $45.7 million from our initial public offering, net proceeds of $15.4 million from the recent placing and open offer transaction, net proceeds of approximately $43.3 million from various private placement transactions, and proceeds of $0.5 million from the exercise of options and warrants.

Following the initiation of our 2005 restructuring discussed below, we believe that our current cash, cash equivalents, and short-term bank deposits will provide us with capital to support our clinical and pre-clinical programs for our drug candidates within our portfolio through the end of 2006.

As of December 31, 2004, we had $22.9 million in cash, cash equivalents, and short-term bank deposits, an increase of $0.6 million from December 31, 2003. Cash used in operating activities for the year ended December 31, 2004, was $14.5 million, as compared to $13.3 million for the year ended December 31, 2003. This increase in cash used in operating activities was due primarily to increased expenditures associated with the execution of our business plan. For the year ended December 31, 2004, net cash used in investing activities of $7.7 million was primarily the result of making short-term bank deposits following the placing and open offer transaction that closed in August 2004. For the year ended December 31, 2004, net cash provided by financing activities of $15.4 million was the result of the net proceeds of $15.4 million generated from our placing and open offer transaction that closed in August 2004.

We believe that our $22.9 million in cash, cash equivalents and short-term bank deposits as of December 31, 2004, will be sufficient to enable us to meet our planned operating needs and capital expenditures through the end of 2006. Our cash and cash equivalents and short-term securities, as of December 31, 2004, are invested in highly liquid investments such as cash and short-term bank deposits. As of December 31, 2004, we are unaware of any known trends or any known demands, commitments, events, or uncertainties that will, or that are reasonably likely to, result in a material increase or decrease in our required liquidity. We expect that our liquidity needs throughout 2005 will continue to be funded from existing cash, cash equivalents and short-term bank deposits.

Based on our current business plan, we will have to raise additional funds within the next 18 months in order to fund our operations beyond 2006. We may seek additional capital through a combination of public and private equity offerings, debt financings and collaborative, strategic alliance and licensing arrangements. We have made no determination at this time as to the amount, method or timing of any such financing. Such additional financing may not be available when we need it. If we are unable to obtain additional funds on terms favorable to us or at all, we may be required to cease or reduce our operating activities or sell or license to third parties some or all of our technology. If we raise additional funds by selling additional shares of our capital stock, the ownership interests of our shareholders will be diluted. If we need to raise additional funds through the sale or license of our drug candidates or technology, we may be unable to do so on terms favorable to us. In addition, see “Item 3: Key Information - Risk Factors - Risks Related to Our Financial Condition” above regarding our need to raise additional funds.

Our forecast of the period of time through which our cash, cash equivalents and short-term investments will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties. The actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control. These factors include the following

•	the timing of expenses associated with manufacturing and product development of the proprietary drug candidates within our portfolio and those that may be in-licensed, partnered or acquired;

•	our ability to achieve our milestones under licensing arrangements;

•	the timing of the in-licensing, partnering and acquisition of new product opportunities; and

•	the costs involved in prosecuting and enforcing patent claims and other intellectual property rights.

We have based our estimate on assumptions that may prove to be inaccurate. We may need to obtain additional funds sooner or in greater amounts than we currently anticipate. Potential sources of financing may be obtained through strategic relationships, public or private sales of our equity or debt securities, and other sources. We may seek to access the public or private equity markets when conditions are favorable due to our long-term capital requirements. We do not have any committed sources of financing at this time, and it is uncertain whether additional funding will be available when we need it on terms that will be acceptable to us, or at all. If we raise funds by selling additional shares of our ordinary shares or other securities convertible into shares of our ordinary shares, the ownership interest of our existing shareholders will be diluted. If we are not able to obtain financing when needed, we may be unable to carry out our business plan. As a result, we may have to significantly limit our operations, and our business, financial condition and results of operations would be materially harmed.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

Obligations and Commitments

As of December 31, 2004, we have known contractual obligations, commitments and contingencies of $2,352,000. Of this amount, $1,129,000 relates to research and development agreements, all of which is due within the next year. The additional $1,223,000 relates to our current operating lease obligations, of which $381,000 is due within the next year, with the remaining balance due as per the schedule below.

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	More than 3 years
Research & development agreements	$1,129,000	$1,129,000	$--	$--
Operating leases	1,223,000	381,000	842,000	--
Total	$2,352,000	$1,510,000	$842,000	$--

Additionally, we have undertaken to make contingent milestone payments to certain licensors of up to approximately $14.4 million over the life of the licenses, of which $8.8 million will be due upon or following regulatory approval of the drugs. In some cases, these contingent payments will only be triggered upon receipt of royalties on sales of related products and in certain cases will partially offset royalties we would otherwise owe those licensors.

In addition, we have undertaken to make contingent payments to the Office of the Chief Scientist of up to approximately $16.1 million, all of which is due from royalties of approximately 3%-5% from proceeds from net sales of products in the research and development of which the Israeli government participated in by way of grants, as discussed in the immediately following section.

Research and Development, Patents and Licenses

Research and development costs for the years ended December 31, 2004, 2003 and 2002 were $11,985,000, $13,668,000 and $13,231,000, respectively, not including government participations of $0 in 2004, $3,229,000 in 2003 and $75,000 in 2002. Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for clinical and laboratory development, facilities-related and other expenses relating to the design, development, testing, and enhancement of our product candidates and technologies, as well as expenses related to in-licensing of new product candidates.

The following table sets forth the research and development costs per project for the periods presented.

	Years ended December 31,
	2004	2003	2002	Cumulative, as of December 31, 2004
HepeX-B1
Research and development costs	$3,301,000	$4,036,000	$4,284,000	$20,973,000
Less participations	--	(1,602,000)	--	(4,161,000)
	3,301,000	2,435,000	4,284,000	16,812,000
XTL-6865
Research and development costs	5,452,000	6,287,000	3,491,000	18,913,000
Less participations	--	(1,459,000)	--	(2,540,000)
	5,452,000	4,828,000	3,491,000	16,373,000
Small molecule development program
Research and development costs	3,232,000	1,780,000	986,000	5,998,000
Less participations	--	(168,000)	--	(168,000)
	3,232,000	1,612,000	986,000	5,830,000
Other research and development programs[2]
Research and development costs	--	1,565,000	4,470,000	29,339,000
Less participations	--	--	(75,000)	4,081,000
	--	1,565,000	4,395,000	25,258,000
Research and development
Research and development costs	11,985,000	13,668,000	13,231,000	75,223,000
Less participations	--	(3,229,000)	(75,000)	10,950,000
	11,985,000	10,439,000	13,156,000	64,273,000
_______________________
1Includes development expenses until June 2004, the date we out-licensed HepeX-B to Cubist.
2Other research and development programs include early stage discovery research activities that ceased in 2003.

HepeX-B was recently studied in a Phase IIb clinical trial in liver transplant patients. In August 2005, we announced that the dosing portion of the study ended. We submitted an IND to the FDA in order to commence a Phase Ia/Ib clinical trial later this year for XTL-6865. Whether or not and how quickly we complete these clinical trials is dependent on a variety of factors, including the rate at which we are able to engage clinical trial sites and the rate of enrollment of patients. As such, the costs associated with the development of our drug candidates may change significantly. For a further discussion of factors that may affect our research and development, see “Item 3: Risk Factors - Risks Related to Our Business,” and “Item 4: Information on the Company - Business Overview - Products Under Development” above.

Israeli Government Research and Development Grants

We participated in programs offered by the Office of the Chief Scientist under the Industry, Trade and Labor Ministry of Israel that support research and development activities. We received grants from the Office of the Chief Scientist for the years ended December 31, 2004, 2003 and 2002 of $0, $3,229,000 and $75,000, respectively. We have not applied for grants from the Office of the Chief Scientist for the years 2004 and 2005.

We received grants from the Office of the Chief Scientist for several projects. Under the terms of these grants, we will be required to pay a royalty ranging between 3% to 5% of the net sales of products developed from an Office of the Chief Scientist-funded project, beginning with the commencement of sales of such products and ending when 100% of the dollar value of the grant is repaid (100% plus LIBOR interest applicable to grants received on or after January 1, 1999). The royalty rate (between 3% and 5%) varies depending on the amount of years that lapse between receipt of the grant and its repayment by us. At the time grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed, as above, we are not obligated to pay any such royalties. At December 31, 2004, the maximum amount of the contingent liability in respect of royalties related to ongoing projects is $3,683,000.

Israeli law requires that the manufacture of products developed with government grants be carried out in Israel, unless the Office of the Chief Scientist provides a special approval to the contrary. This approval, if provided, is generally conditioned on an increase in the total amount to be repaid to the Office of the Chief Scientist to between 120% and 300% of the amount of funds granted. The specific increase within this range would depend on the extent of the manufacturing to be conducted outside of Israel. Alternatively, the restriction on manufacturing outside of Israel shall not apply to the extent that plans to manufacture were disclosed when filing the application for funding (and provided the application was approved based on the information disclosed in the application). In such circumstances, the Office of the Chief Scientist will take into account the proposal that Office of the Chief Scientist-funded projects will have an overseas manufacturing component. Under applicable Israeli law, Israeli government consent is required to transfer to Israeli third parties technologies developed under projects which the government funded. Transfer of Office of the Chief Scientist funded technologies outside of Israel is prohibited. Israeli law further specifies that both the transfer of know-how as well as the transfer of intellectual property rights in such know-how are subject to the same restrictions. These restrictions do not apply to exports from Israel or the sale of products developed with these technologies.

We have received the approval of the Israeli government for the transfer of manufacturing rights of our HepeX-B product under the terms of the agreement with Cubist. As a consequence, we are obligated to repay the grants received from the Office of the Chief Scientist for the financing of the HepeX-B product from any amounts received by us from Cubist due to the sales of HepeX-B product, at a percentage rate per annum calculated based on the aggregate amount of grants received from the Office of the Chief Scientist divided by all amounts invested by us in the research and development activities of HepeX-B, and up to an aggregate amount of 300% of the original amounts received for such project, including interest at the LIBOR rate. As of December 31, 2004, the aggregate amount received from the Office of the Chief Scientist for the financing of the HepeX-B project including interest and LIBOR rate is equal to $4,145,000. At December 31, 2004, the maximum amount of the contingent liability in respect of royalties related to HepeX-B product is $12,435,000.

Trend Information

Industry Trends

There is a general trend towards consolidation and increased competitiveness in the pharmaceutical industry. Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than we do. These organizations also compete with us to recruit qualified personnel, attract partners for joint ventures or other collaborations, and license technologies that are competitive with ours. As a result, our competitors may be able to more easily develop technologies and products that could render our technologies or our drug candidates obsolete or noncompetitive.

2005 Restructuring Plan

On March 31, 2005, we announced that we are implementing a restructuring plan designed to focus our resources on the development of our lead programs, XTL-6865 and our small molecule development program, with the goal of moving these programs through to clinical proof of concept. The plan will extend our cash resources through the end of 2006.

The key points of the plan include:

•
a reduction in headcount of approximately 20 individuals, primarily in research and development, as our programs advance into the clinical stages of development and our commercialization partner for HepeX-B, Cubist, takes over more responsibility for its development;

•	a streamlining of operations across the business; and

•	the deferral of all research and development activity not supporting the lead clinical programs until proof of concept has been achieved in at least one of the two lead programs.

In order to diversify our clinical product portfolio, strengthen our franchise in infectious diseases and broaden our clinical pipeline, we will seek to in-license or acquire complementary product candidates.

 ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following sets forth information with respect to our directors and executive officers as of August 1, 2005.

Name	Age	Position
Michael S. Weiss	39	Chairman of the Board of Directors
William J. Kennedy, Ph.D	60	Non executive Director
Ido Seltenreich	33	Non Executive and External Director
Vered Shany, D.M.D	40	Non Executive and External Director
Jonathan R. Spicehandler, M.D	56	Non Executive Director
Ben Zion Weiner, Ph.D	61	Non Executive Director
Jonathan Burgin	44	Chief Financial Officer
Shlomo Dagan, Ph.D	54	Chief Scientific Officer

Michael S. Weiss has served as a director of our company since November 2004, and was appointed interim Chairman of the Board in March 2005 and Chairman of the Board in August 2005. Mr. Weiss is currently the Chairman and CEO of Keryx Biopharmaceuticals, Inc. (Nasdaq: KERX). Prior to that, from 1999-2002, Mr. Weiss was the founder, chairman and CEO of ACCESS Oncology, Inc., a private cancer company subsequently acquired by Keryx. Prior to that, Mr. Weiss was Senior Managing Director at Paramount Capital, Inc. Mr. Weiss is on the Board of Directors of Genta, Inc., a publicly-traded biotechnology company. From 1991-1993, Mr. Weiss was an attorney at Cravath, Swaine & Moore. Mr. Weiss received his B.A., magna cum laude from State University of New York at Albany and was awarded a Juris Doctorate degree from Columbia University Law School.

William J. Kennedy has served as a director of our company since February 2005. Dr. Kennedy retired as Vice President, Drug Regulatory Affairs, for Zeneca Pharmaceuticals Group in October 1999, and since that time has served as a regulatory consultant to the pharmaceutical industry. Prior to joining Zeneca Pharmaceuticals in 1986, Dr. Kennedy worked in regulatory affairs at G.D. Searle & Co., Kalipharma Inc., Berlex Laboratories, Inc. and Pfizer Pharmaceuticals, Inc. Dr. Kennedy earned a B.S. from Siena College, a M.A. from Clark University and a Ph.D in Pharmacology from SUNY, Buffalo. Prior to joining the industry in 1977, he was an Associate Research Professor at Yale University conducting research in Molecular Biology and Recombinant DNA.

Vered Shany has served as a director of our company since August 2005. Since March 2002, Dr. Shany has managed Tashik Consultants, providing strategic consulting and corporate analysis for Israeli and international corporations, investment management in life sciences companies. Previously, Dr. Shany served as managing director of Up-Tech Ventures Ltd, a subsidiary of the Africa-Israel Investments Group from May 2000 to March 2002, as a member of the board of directors of the Weizmann Science Park Incubator from May 2000 to March 2002, as vice president of marketing for Arad Technological Incubator from 1995 to 1999 and as business and marketing manager of Medun Ltd, a medical start-up company, from 1995 to 1998. Dr. Shany is currently an external director in Lahak Mutual Funds of Bank Hapoalim and in SFKT - Shrem Pudim Kellner Technologies. Dr. Shany received her masters’ degree in business administration from Heriot - Watt University, Edinburgh Business School, completed her D.M.D. degree, Doctor of Medical Dentistry and her B.Med.Sc, from Hebrew University of Jerusalem.

Ido Seltenreich has served as a director of our company since August 2005. Mr. Seltenreich is currently the representative of Cinema City International N.V., or CCI, in the Czech Republic, for which he has served as the Managing and Financing Director since October 1999. Mr. Seltenreich is also a member of the board of directors of an intragroup company of CCI, a development company that operates in the Bulgarian market. Prior to that, from 1996-1999, Mr. Seltenreich worked at Luboshits Kasirer, a member of Ernst & Young. Mr. Seltenreich received his B.A. in economics and accounting from Haifa University and has an Israeli CPA license. Jonathan R. Spicehandler has served as a director of our company since February 2005. Dr. Spicehandler is the chairman of Schering-Plough Research Institute, the pharmaceutical research arm of Schering-Plough Corporation, a research-based company engaged in the discovery, development, manufacturing and marketing of pharmaceutical and health care products worldwide. Dr. Spicehandler assumed his present position in March 2002. He serves as a scientific advisor to the Schering-Plough Operating Committee as well as to senior management. He joined the company in 1982 as senior director - immunology and anti-infective clinical research and was appointed Vice President - clinical research in 1985; Vice President - biological research in 1991; Vice President - operations in 1992; and became President, Schering-Plough Research Institute in 1993. Dr. Spicehandler received his B.A. in biology from Union College in New York and his M.D. degree, cum laude, from the St. Louis University School of Medicine.

Ben Zion Weiner has served as a director of our company since February 2005. Dr. Weiner has been with Teva Pharmaceutical Industries Ltd. since 1975, after a Post Doctorate fellowship at Schering-Plough in the U.S.A. He received his Ph.D in Chemistry from the Hebrew University of Jerusalem. Since 2002 he has been Group Vice President, Global Products at Teva, responsible for Global Generic Research and Development, Global Innovative Research and Development and innovative products marketing. Dr. Weiner is a member of Teva's Core Management Committee. He was granted twice the Rothschild Prize for Innovation/Export, in 1989 for the development of alpha D3 for Dialysis and Osteoporosis and in 1999 for the development of Copaxone® for Multiple Sclerosis.

Jonathan Burgin is a C.P.A. and has served as Chief Financial Officer of the Company since August 1999. Before joining the Company, he was the Chief Financial Officer at YLR Capital Markets, a leading Israeli investment bank which was publicly traded on the Tel Aviv Stock Exchange. From 1984 to 1997, Mr. Burgin worked at Kesselman & Kesselman, an accounting firm and a member of PricewaterhouseCoopers International Limited. During the last three years of his tenure there, Mr. Burgin served as Senior Manager.

Shlomo Dagan has served as Chief Scientific Officer of the Company since May 1994. Before joining the Company, Dr. Dagan was Acting Director of Molecular Biology at ImClone Systems. His expertise includes work on cytokine muteines, chimeric, single chain and humanized antibodies. Dr. Dagan also served as Department Head of Clinical Reagents Production at Biomakor from 1974 to 1983, where his group worked on RIA kits, clinical reagents and production of control materials. Dr. Dagan's doctorate in cell biology/immunology was received from the Weizmann Institute of Science.

Employment Agreements

We have an employment agreement dated, August 1, 1999, as amended, with Jonathan Burgin, our Chief Financial Officer. Mr. Burgin is entitled to an annual base salary of $140,000. He is entitled to receive discretionary bonus payments of up to 25% of his annual base salary on achievement of certain milestones recommended by the Remuneration Committee and set by our Board of Directors. Mr. Burgin is also entitled to receive benefits comprised of managers' insurance (pension and disability insurance), a continuing education plan, and the use of a company car. There is a non-compete clause surviving one year after termination of employment, preventing Mr. Burgin from competing directly or indirectly with us, or soliciting our employees or customers. The employment agreement may be terminated by either party on 14 days prior notice to the other, and in such event, Mr. Burgin is entitled to an additional six months' salary.

We have an employment agreement dated, May 1, 1994, as amended, with Dr. Shlomo Dagan, our Chief Scientific Officer. Dr. Dagan is entitled to an annual base salary of $165,000. He is entitled to receive discretionary bonus payments of up to 25% of his annual base salary on achievement of certain milestones recommended by the Remuneration Committee and set by our Board of Directors. Dr. Dagan is also entitled to receive benefits comprising managers' insurance (pension and disability insurance), a continuing education plan, and the use of a company car. There is a non-compete clause surviving two years after termination of employment. The employment agreement renews automatically every two years in accordance with its terms, unless terminated by either party upon giving three months' written notice. Any renewals are subject to renegotiation.

We have an agreement dated August 1, 2005, with Michael S. Weiss, our non-Executive Chairman of the Board of Directors. Mr. Weiss is entitled to annual remuneration of $150,000. He will be granted options to purchase a total of 9,250,000 ordinary shares of New Israeli Shekels 0.02 each of the Company at an exercise price equal to $0.354 per share. These options will be exercisable for a period of five years from the date of issuance, and granted under the same terms and conditions as our Share Option Plan 2001 (see “ - Share Ownership - Share Option Plans” below) and any option agreement that we may enter into with Mr. Weiss. The options shall vest upon achievement of certain milestones recommended by the Audit Committee and set by our Board of Directors. We may terminate the agreement without cause (as defined in the agreement) on 30 days prior notice to Mr. Weiss, and immediately and without prior notice for cause. Mr. Weiss may terminate the agreement with good reason (as defined in the agreement) on 30 days prior notice to us. In the event that the agreement is terminated without cause (in our case) or with good reason (in the case of Mr. Weiss), any outstanding but unvested options granted to Mr. Weiss under the agreement will immediately vest and the period during which he may exercise such options will be extended. If we choose to terminate the agreement for cause, Mr. Weiss will not be owed any benefits, with the exception of any unpaid remuneration that would have accrued through his date of termination.

We have three types of service agreements with our directors, other than our agreement with our non-Executive Chairman. The first type, entered into with Ben Zion Weiner, provides for a grant of 2,000,000 options having an exercise price equal to $0.354 per share, exercisable for a period of five years and vesting upon achievement of certain milestones recommended by the Audit Committee and set by our Board of Directors. The second type of director service agreement, entered into with William Kennedy and Jonathan Spicehandler, provides for a grant of 60,000 options having an exercise price equal to the average price per share on the London Stock Exchange for the three days immediately prior to the grant, vesting over the three years from the date of grant. In addition, the second type of director service agreement provides for an annual grant of 20,000 options, at an exercise price equal to the then current closing price of our securities on the Nasdaq Stock Market. The third type, entered into with Ido Seltenreich and Vered Shany, does not provide for option grants, and has a term of 36 months, unless terminated by the director upon two months’ written notice to us. Each of the three types of director service agreements provides for an annual salary of $20,000, payments of $2,000 for attendance at each board meeting and $500 for attendance at each committee meeting, reimbursement of reasonable out-of-pocket expenses, and termination by the director on two months’ written notice to us.

Compensation

The aggregate compensation paid by us and by our wholly-owned subsidiary to all persons who served as directors or senior management for the year 2004 (12 persons) was approximately $2.4 million. This amount includes payments made for social security, pension and disability insurance premiums of approximately $0.2 million, as well as payments made in lieu of statutory severance, payments for continuing education plans, payments made for the redemption of accrued vacation, and amounts expended by us for automobiles made available to our officers. In addition, this amount includes a payment that was made to our former Chief Executive Officer in February 2005 for severance and vacation redemption that had been accrued through December 31, 2004.

Pursuant to service agreements with our directors, other than our non-Executive Chairman, each director is paid an annual base salary of $20,000, together with payments of $2,000 for attendance at each board meeting and $500 for attendance at each committee meeting.

During 2004, we granted a total of 480,000 options to purchase ordinary shares to our directors and senior management, as a group. These options are exercisable at a range of between $0.236 to $0.485 per share, and expire ten years after their respective date of grant. In 2004, 300,000 of these options were forfeited, and in 2005, 157,500, of these options were forfeited, and the remaining 22,500 options were exercised.

In the period from January 1, 2005 to August 1, 2005, we granted a total of 11,250,000 options to our Chairman and one of our directors. These options are exercisable at $0.354 per ordinary share, and expire five years after their respective date of grant. In addition, we granted a total of 120,000 options to two of our directors. These options are exercisable at $0.853 per ordinary share, and expire ten years after their respective date of grant.

All members of our board of directors who are not our employees are reimbursed for their expenses for each meeting attended. Our directors who are not external directors as defined by the Israeli Companies Act are eligible to receive share options under our share option plans. Non-executive directors do not receive any remuneration from us other than their fees for services as members of the board, additional fees if they serve on committees of the board and expense reimbursement.

In accordance with the requirements of Israeli Law, we determine our directors’ compensation in the following manner:

•	first, our audit committee reviews the proposal for compensation;

•
second, provided that the audit committee approves the proposed compensation, the proposal is then submitted to our board of directors for review, except that a director who is the beneficiary of the proposed compensation does not participate in any discussion or voting with respect to such proposal; and

•	finally, if our board of directors approves the proposal, it must then submit its recommendation to our shareholders, which is usually done in connection with our shareholders’ general meeting.

The approval of a majority of the shareholders voting at a duly convened shareholders meeting is required to implement any such compensation proposal.

Board practices

Election of Directors and Terms of Office

Our board of directors currently consists of six members, including our chairman. Other than our two external directors, our new directors are elected by an ordinary resolution at the annual general meeting of our shareholders. The nomination of our directors is proposed by a nomination committee of our board of directors, whose proposal is then approved by the board. The current members of the nomination committee are Jonathan Spicehandler (chairman of the nomination committee), Ido Seltenreich and Vered Shany. Our board, following receipt of a proposal of the Nomination Committee, has the authority to add additional directors up to the maximum number of 12 directors allowed under the Articles. Such directors appointed by the board serve until the next annual general meeting of the shareholders in which their term of office shall expire. In August 2005, at the annual general meeting of our shareholders, Michael Weiss, Ben Zion Weiner, William Kennedy and Jonathan Spicehandler were re-elected to serve as directors of our company and Ido Seltenreich and Vered Shany were elected to serve as external directors of our company. Unless they resign before the end of their term or are removed in accordance with our Articles of Association, all our directors, other than our external directors, will serve as directors until our next annual general meeting of shareholders.

Ido Seltenreich and Vered Shany are serving as external directors pursuant to the provisions of the Israeli Companies Law for a three-year term ending in August 2008, as more fully described below. After this date, their term of service may be renewed for an additional three-year term.

None of our directors or officers have any family relationship with any other director or officer.

None of our directors are entitled to receive any severance or similar benefits upon termination of his or her service, except for our chairman, as more fully described above in “ - Employment Agreements.”

Our Articles of Association permit us to maintain directors and officers’ liability insurance and to indemnify our directors and officers for actions performed on behalf of us, subject to specified limitations. We maintain a directors and officers insurance policy which covers the liability of our directors and officers as allowed under Israeli Companies Law.

External and Independent Directors

The Companies Law requires Israeli companies with shares that have been offered to the public either in or outside of Israel to appoint two external directors. No person may be appointed as an external director if that person or that person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of that person's appointment to serve as an external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, other than service as an officer for a period of not more than three months, during which the company first offered shares to the public.

No person may serve as an external director if that person’s position or business activities create, or may create, a conflict of interest with that person's responsibilities as an external director or may otherwise interfere with his/her ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender. A director in one company shall not be appointed as an external director in another company if at that time a director of the other company serves as an external director in the first company. In addition, no person may be appointed as an external director if he/she is a member or employee of the Israeli Security Authority, and also not if he/she is a member of the board of directors or an employee of a stock exchange in Israel.

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

•
the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director, with abstaining votes not being counted in this vote; or

•	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for an additional three-year term. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. At least one external director must serve on every committee that is empowered to exercise one of the functions of the board of directors.

An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

Ido Seltenreich and Vered Shany serve as external directors pursuant to the provisions of the Israeli Companies Law and as our independent directors under the corporate governance codes of practice requirements of the London Stock Exchange. They both serve on our audit committee, our nomination committee and our compensation committee.

Subject to certain exceptions, issuers that list on Nasdaq must have boards of directors including a majority of independent directors, as such term is defined by Nasdaq. In addition, both SEC and Nasdaq rules mandate that the audit committee of a listed issuer consist of at least three members, all of whom must be independent, as such term is defined by rules and regulations promulgated by the SEC. We are in compliance with the independence requirements of both the SEC and Nasdaq.

Audit Committee

The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all of its external directors. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

Our audit committee is currently comprised of three independent non-executive directors. The audit committee is chaired by Ido Seltenreich, who serves as the audit committee financial expert, with William Kennedy and Vered Shany as members. The audit committee meets at least twice a year and monitors the adequacy of our internal controls, accounting policies and financial reporting. It regularly reviews the results of the ongoing risk self-assessment process, which we undertake, and our interim and annual reports prior to their submission for approval by the full board of directors. The audit committee oversees the activities of the internal auditor, sets its annual tasks and goals and reviews its reports. The audit committee reviews the objectivity and independence of the external auditors and also considers the scope of their work and fees. In accordance with the Nasdaq requirements, our audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors.

We have adopted a written charter for our audit committee, setting forth its responsibilities as outlined by Nasdaq rules and the regulations of the SEC. In addition, our audit committee has adopted procedures for the receipt, retention and treatment of complaints we may receive regarding accounting, internal accounting controls, or auditing matters and the submission by our employees of concerns regarding questionable accounting or auditing matters.

Approval of Compensation to Our Officers

The Israeli Companies Law prescribes that compensation to officers must be approved by a company's board of directors. Nasdaq corporate governance rules require that compensation of the chief executive officer and other executive officers be determined, or recommended to the board of directors, by a majority of the independent directors or by a compensation committee comprised solely of independent directors. We have established a compensation committee in compliance with the Israeli Companies Law and Nasdaq rules.

Our compensation committee consists of three independent directors: Vered Shany (chairman of the compensation committee), William Kennedy and Ido Seltenreich. The responsibilities of the compensation committee are to set our overall policy on executive remuneration and to decide the specific remuneration, benefits and terms of employment for each senior manager, including the Chief Executive Officer.

The objectives of the compensation committee’s policies are that senior managers should receive compensation which is appropriate given their performance, level of responsibility and experience. Compensation packages should also allow us to attract and retain executives of the necessary caliber while, at the same time, motivating them to achieve the highest level of corporate performance in line with the best interests of shareholders. In order to determine the elements and level of remuneration appropriate to each executive director, the compensation committee reviews surveys on executive pay, obtains external professional advice and considers individual performance.

Internal Auditor

Under the Israeli Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company's actions comply with the law and orderly business procedure. Under the Israeli Companies Law, the internal auditor cannot be an office holder, an interested party or a relative of an office holder or interested party, and he or she may not be the company's independent accountant or its representative. We comply with the requirement of the Israeli Companies Law relating to internal auditors. Our internal auditors examine whether our various activities comply with the law and orderly business procedure.

Compliance with Nasdaq Corporate Governance Requirements

Under the Nasdaq corporate governance rules, foreign private issuers are exempt from many of the requirements if they instead elect to comply with home country practices and disclose where they have elected to do so. As noted above, we are currently in compliance with Nasdaq rules relating to the independence of our board of directors and our audit committee. Our board of directors and our audit committee have adopted a written charter for the audit committee setting forth the responsibilities of the audit committee as required by the SEC and Nasdaq. Also as noted above, we currently have a nomination committee to identify, review and recommend to the Board of Directors individuals believed to be qualified to become directors.  We have adopted a written charter for the nomination committee, as required by Nasdaq.

We currently have in place a compensation committee, as discussed in more detail above. We have adopted a written charter for the compensation committee, as required by Nasdaq.

We do not intend to adopt a separate code of ethics applicable to all directors, executive officers and employees, as we believe our current corporate governance structure, the existence of the internal auditor, the existing culture of our directors and senior management, and the requirements of Israeli law provide assurances that we will maintain applicable standards.

Employees

As of June 30, 2005, we had 43 full-time employees. We and our Israeli employees are subject, by an extension order of the Israeli Ministry of Welfare, to a few provisions of collective bargaining agreements between the Histadrut, the General Federation of Labor Unions in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Associations. These provisions principally address cost of living increases, recreation pay, travel expenses, vacation pay and other conditions of employment. We provide our employees with benefits and working conditions equal to or above the required minimum. Other than those provisions, our employees are not represented by a labor union. We have written employment contracts with our employees, and we believe that our relations with our employees are good.

For the years ended December 31, 2004, 2003, 2002, the number of our employees engaged in the specified activities, by geographic location, are presented in the table below.

	Year ended December 31,
	2004	2003	2002
Research and Development
Israel	44	42	57
U.S.	8	5	4
	52	47	65
Financial and general management
Israel	7	6	7
U.S.	--	--	--
	7	6	7
Business development
Israel	--	--	--
U.S.	1	2	2
	1	2	2
Total	60	55	74

Average number of full-time employees	58	68	89

Share Ownership

Share Ownership by Directors and Senior Management

The following table sets forth certain information as of August 1, 2005, regarding the beneficial ownership by our directors and executive officers. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days after August 1, 2005.

Amount and nature of beneficial ownership
	Ordinary shares beneficially owned excluding options	Options exercisable within 60 days after August 1 2005	Total ordinary shares beneficially owned	Percent of ordinary shares beneficially owned
Michael S. Weiss[1] Chairman of the Board	--	--	--	*
William Kennedy Director	--	--	--	*
Jonathan Spicehandler Director	--	--	--	*
Ben Zion Weiner[2] Director	--	--	--	*
Ido Seltenreich Director	--	--	--	*
Vered Shany Director	--	--	--	*
Jonathan Burgin Chief Financial Officer	20,000	1,382,053	1,402,053	*
Shlomo Dagan Chief Scientific Officer	57,000	2,031,333	2,088,333	1.2%

All directors and executive officers as a group (8 persons)	77,000	3,413,386	3,490,386	2.0%
1	Does not include 9,250,000 options that were granted on August 1, 2005, pursuant to the achievement of a certain market capitalization milestones.
2	Does not include 2,000,000 options that were granted on August 1, 2005, pursuant to the achievement of a certain market capitalization milestones.
* Less than 1% of ordinary shares.

Share Option Plans

We maintain the following share option plans for our and our subsidiary’s employees, directors and consultants. In addition to the discussion below, see Note 6 of our Consolidated Financial Statements, included at “Item 18 - Financial Statements.”

Our board of directors administers our share option plans and has the authority to designate all terms of the options granted under our plans including the grantees, exercise prices, grant dates, vesting schedules and expiration dates, which may be no more than ten years after the grant date. Options may not be granted with an exercise price of less than the fair market value of our ordinary shares on the date of grant, unless otherwise determined by our board of directors.

As of June 30, 2005, we have granted to employees, officers and directors options that are outstanding to purchase up to 16,328,810 ordinary shares, under the five share option plans discussed below and pursuant to certain grants apart from these plans also discussed below.

1998 Share Option Plan

Under a share option plan established in 1998, referred to as the 1998 Plan, we granted options to our employees which are held by a trustee under section 3(i) of the Tax Ordinance, of which 4,013,810 are outstanding at an exercise price per share of $0.497. The options are non-transferable.

The 1998 Plan will terminate in October 2008. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee shall expire. The options were granted for no consideration and are fully vested.

1999 Share Option Plan

Under a share option plan established in 1999, referred to as the 1999 Plan, we granted options to our employees which are held by a trustee under section 3(i) of the Tax Ordinance, of which 1,108,060 are outstanding, at an exercise price of $0.497. The options are non-transferable.

The 1999 Plan will terminate in August 2009. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee shall expire. The options were granted for no consideration. All options are fully vested.

1999 International Share Option Plan

Under an international share option plan established in 1999, referred to as the International Plan, we granted options to our employees of which 1,680,000 are outstanding at an exercise price between $0.497 and $1.10. The options are non transferable.

The options granted thereunder are outstanding and exercisable until October 2007. If the options are not exercised and the shares are not paid for by such date, all interests and rights of any grantee shall expire. The options were granted for no consideration. All options are fully vested.

2000 Share Option Plan

Under a share option plan established in 2000, referred to as the 2000 Plan, we granted options to our employees which are held by a trustee under section 3(i) of the Tax Ordinance, of which 885,300 are outstanding, at an exercise price of $1.10. The options are non-transferable.

The 2000 Plan will terminate in April 2010. If the options are not exercised and the shares not paid for by such date, all interests and rights of any grantee shall expire. The options were granted for no consideration. All options are fully vested.

2001 Share Option Plan

Under a share option plan established in 2001, referred to as the 2001 Plan, we granted options to our employees, including directors who are employees, of which 2,939,220 are outstanding at an exercise price per share between $0.106 and $0.931. These options were granted in accordance with section 102 of the Tax Ordinance, under the capital gains option set out in section 102(b)(2) of the ordinance. The options are non-transferable.

The 2001 Plan will terminate in May 2011, except with regard to options outstanding at that date. The options were granted for no consideration. All options vest on an annual basis over a period of three years. As of June 30, 2005, 2,263,607options are vested.

Non-Plan Share Options

In addition to the options granted under our share option plans, there are 5,702,420outstanding options which were granted by our board of directors to employees, directors and consultants not under an option plan. The options were granted at an exercise price per share between $0.196 and $2.111. The options expire between 2007 and 2014. This figure includes options granted to consultants as in conjunction with a licensing agreement with Stanford University to purchase a total of up to 320,000 of our ordinary shares at an exercise price per share of $0.196.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of June 30, 2005 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Beneficial owner	Number of ordinary shares beneficially owned	Percent of ownership
Bank Julius Baer	19,322,870	11.4%
Perpetual Income & Growth Investment Trust Inc.	13,624,713	8.1%

As of June 30, 2005, there were a total of 546 holders of record of our ordinary shares, of which 33 were registered with addresses in the United States. Such United States holders were, as of such date, the holders of record of approximately 3% of the outstanding ordinary shares.

Related Party Transactions

We have not entered into any transactions or loans with a related party during the years ended December 31, 2004, 2003, 2002, respectively.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Our consolidated financial statements are included on pages F-1 through F-38 of this registration statement.

Legal Proceedings

Neither we nor our subsidiary is a party to, and our property is not the subject of, any material pending legal proceedings.

Dividend Distributions

We have never declared or paid any cash dividends on our ordinary shares and do not anticipate paying any such cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors.

In the event that we decide to pay a cash dividend from income that is tax exempt under our approved enterprise status, we would be liable for corporate tax on the amount distributed at the rate of up to 25%. See Note 8 of our Consolidated Financial Statements and “Item 10: Additional Information - Taxation.” Cash dividends may be paid by an Israeli company only out of retained earnings as calculated under Israeli law. We currently have no retained earnings and do not expect to have any retained earnings in the foreseeable future.

Significant Changes

On March 31, 2005, we announced that we are implementing a restructuring plan designed to focus our resources on the development of our lead programs, XTL-6865 and our small molecule development program, with the goal of moving these programs through to clinical proof of concept. The plan will extend our cash resources through the end of 2006.

The key points of the plan include:

•
a reduction in headcount of approximately 20 individuals, primarily in research and development, as our programs advance into the clinical stages of development, and our commercialization partner for HepeX-B, Cubist, takes over more responsibility for its development;

•	a streamlining of operations across the business; and

•	the deferral of all research and development activity not supporting the lead clinical programs until proof of concept has been achieved in at least one of the two lead programs.

In order to diversify our clinical product portfolio, strengthen our franchise in infectious diseases and broaden our clinical pipeline, we will seek to in-license or acquire complementary product candidates.

As part of this plan, we took a charge in March 2005 of approximately $110,000 relating to employee dismissal costs, $72,000 of which is included in research and development costs and $38,000 of which is included in general and administrative expenses.

On August 1, 2005, our shareholders approved a grant of 2,000,000 options to purchase our ordinary shares, nominal value NIS 0.02 each, to Ben-Zion Weiner, and a grant of 9,250,000 options to purchase our ordinary shares, nominal value NIS 0.02 each, to Michael Weiss, our chairman. The options are exercisable for a period of five years from the date of issuance, and were granted in accordance with the terms and conditions of our 2001 Stock Option Plan. The options have an exercise price equal to $0.354 per share. For a further discussion of our 2001 Stock Option Plan, please refer to “Item 6: Directors, Senior Management and Employees - Share Ownership - Share Option Plans - 2001 Stock Option Plan” herein. One third of each grant of options vests upon our achieving total market capitalization milestones of $150 million, $250 million and $350 million, respectively, provided that Mr. Weiner and Mr. Weiss are still our directors at each such vesting. We expect that the grant of these options will result in a material charge to our general and administrative expenses.

On August 5, 2005, we entered into a letter of understanding with Cubist relating to our license agreement with Cubist for the worldwide development and commercialization of HepeX-B. See “Information on the Company - Products Under Development.” The letter provides for the immediate transfer of full responsibility for completing the development of HepeX-B to Cubist. Cubist will be responsible for completing the development and for registration and commercialization of the product worldwide. Under the terms of the letter, Cubist will not be required to pay the $1 million in collaboration support for 2005 required under the terms of the original agreement.

ITEM 9. THE OFFER AND LISTING

Markets and Share Price History

The primary trading market for our ordinary shares, having a nominal value of NIS 0.02, is the London Stock Exchange, where our shares have been listed and traded under the symbol “XTL” since our initial public offering in September of 2000. In conjunction with this registration statement, we are seeking to list American Depository Shares representing ten of our ordinary shares on the Nasdaq National Market under the symbol “XTLB.” As of July 12, 2005, our ordinary shares are also listed on the Tel Aviv Stock Exchange under the symbol “XTL.”

The following table sets forth, for the periods indicated, the high and low reported sales prices of the ordinary shares on the London Stock Exchange. For comparative purposes only, we have also provided such figures translated into U.S. Dollars of an exchange rate of 1.757 U.S. Dollars per British Pound, on July 29, 2005, as reported by the Wall Street Journal on August 1, 2005.

	British Pence (p)		U.S. Dollar
Last Six Calendar Months	High	Low	High	Low
July 2005	50.25	38.00	0.88	0.67
June 2005	39.00	36.00	0.69	0.63
May 2005	40.50	37.00	0.71	0.65
April 2005	39.75	37.00	0.70	0.65
March 2005	41.50	36.50	0.73	0.64
February 2005	43.50	30.00	0.76	0.53
Financial Quarters During the Past Two Full Fiscal Years
Second Quarter of 2005	40.50	36.00	0.71	0.63
First Quarter of 2005	43.50	26.00	0.76	0.46
Fourth Quarter of 2004	25.50	13.00	0.45	0.23
Third Quarter 2004	19.50	13.75	0.34	0.24
Second Quarter 2004	32.25	17.00	0.57	0.30
First Quarter 2004	27.25	16.25	0.48	0.29
Fourth Quarter 2003	18.75	12.00	0.33	0.21
Third Quarter 2003	16.50	9.25	0.29	0.16
Last Five Full Financial Years
2004	32.25	13.00	0.57	0.23
2003	18.75	5.75	0.33	0.10
2002	64.00	11.50	1.12	0.20
2001	153.00	33.50	2.69	0.59
2000-commencing September 26, 2000	169.50	137.50	2.98	2.42

ITEM 10. ADDITIONAL INFORMATION

Share Capital

As of December 31, 2004, we had 300,000,000 ordinary shares, par value NIS 0.02, authorized and 168,079,196 ordinary shares issued and outstanding. As of June 30, 2005, we have 300,000,000 ordinary shares, par value NIS 0.02, authorized and 169,183,254 issued and outstanding. All of the outstanding shares are issued and fully paid.

As of June 30, 2005, an additional 16,328,810 ordinary shares are issuable upon the exercise of outstanding options and warrants to purchase our ordinary shares. The exercise price of the options and warrants outstanding is between $0.10553 and $2.1100 per share. In addition see "Item 6: Directors, Senior Management and Employees - Share Ownership - Share Option Plans" above, for a more detailed discussion on options that were granted to employees, directors and consultants, including options granted to consultants as part of a licensing agreement.

As of December 31, 2001, we had 300,000,000 ordinary shares, par value NIS 0.02, authorized and 111,127,038 ordinary shares issued and outstanding. Since such date and through June 30, 2005, we have issued an aggregate of 2,046,484 ordinary shares upon the exercise of options held by our employees and directors under our existing share option plans. In addition, on August 2, 2004, we issued 56,009,732 ordinary shares pursuant to a placing and open offer for new ordinary shares on the London Stock Exchange.

Memorandum and Articles of Association

Objects and Purposes of the Company

Pursuant to Part B, Section 3 of our Articles of Association, we may undertake any lawful activity.

Powers and Obligations of the Directors

Pursuant to the Israeli Companies Law and our Articles of Association, a director is not permitted to vote on a proposal, arrangement or contract in which he or she has a personal interest. Also, the directors may not vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. The requirements for approval of certain transactions are set forth below in “Item 10: Additional Information-Memorandum and Articles of Association-Approval of Certain Transactions.” The powers of our directors to enter into borrowing arrangements on our behalf is limited to the same extent as any other transaction by us.

The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care generally requires an office holder to act with the same level of care as a reasonable office holder in the same position would employ under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and such person’s personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.

Indemnification of Directors and Officers; Limitations on Liability

Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of an act or omission in the capacity of an office holder for:

•	a breach of the office holder’s duty of care to the company or to another person;

•	a breach of the office holder’s fiduciary duty to the company, provided that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company; and

•	a financial liability imposed upon the office holder in favor of another person.

Moreover, a company can indemnify an office holder for any of the following obligations or expenses incurred in connection with the acts or omissions of such person in his or her capacity as an office holder:

•	monetary liability imposed upon him or her in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court; and

•
reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon him or her by a court, in a proceeding brought against him or her by or on behalf of the company or by a third party, or in a criminal action in which he or she was acquitted, or in a criminal action which does not require criminal intent in which he or she was convicted; furthermore, a company can, with a limited exception, exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company.

Our Articles of Association allow for insurance, exculpation and indemnification of office holders to the fullest extent permitted by law. We have entered into indemnification, insurance and exculpation agreements with our directors and executive officers, following shareholder approval of these agreements. We have directors’ and officers’ liability insurance covering our officers and directors for a claim imposed upon them as a result of an action carried out while serving as an officer or director, for (a) the breach of duty of care towards us or towards another person, (b) the breach of fiduciary duty towards us, provided that the officer or director acted in good faith and had reasonable grounds to assume that the action would not harm our interests, and (c) a monetary liability imposed upon him in favor of a third party.

Approval of Certain Transactions

The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder, as defined in the Israeli Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder. Each person listed in the table under “Directors and Senior Management,” which is displayed under “Item 6 - Directors, Senior Management and Employees-Directors and Senior Management,” is an office holder of XTLbio. Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors, or a committee thereof. Arrangements regarding the compensation of directors also require audit committee and shareholders approval, with the exception of compensation to external directors in the amounts specified in the regulations discussed in “Item 6 - Directors and Senior Management-Compensation.”

The Israeli Companies Law requires that an office holder promptly discloses any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure must be made to our board of directors or shareholders without delay and prior to the meeting at which the transaction is to be discussed. In addition, if the transaction is an extraordinary transaction, as defined under the Israeli Companies Law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, or holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

In the case of a transaction which is not an extraordinary transaction (other than transactions relating to a director’s conditions of service), after the office holder complies with the above disclosure requirement, only board approval is required unless the Articles of Association of the company provides otherwise. The transaction must not be adverse to the company's interest. If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, the transaction must also be approved by the audit committee and by the board of directors, and under specified circumstances, by a meeting of the shareholders. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter.

The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which is defined as a shareholder who has the ability to direct the activities of a company, other than in circumstances where this power derives solely from the shareholder’s position on the Board or any other position with the company, and includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholders’ approval must either include at least one-third of the disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, assuming the exercise by such person of all of the convertible securities into shares held by that person, or that will cause any person to become a holder of more than 5% of the company’s outstanding share capital, requires approval by the board of directors and the shareholders of the company. However, subject to certain exceptions under regulations adopted under the Israeli Companies Law, shareholder approval will not be required if the aggregate number of shares issued pursuant to such private placement, assuming the exercise of all of the convertible securities into shares being sold in such a private placement, comprises less than 20% of the voting rights in a company prior to the consummation of the private placement.

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;

•	an increase of the company's authorized share capital;

•	a merger; and

•	approval of interested party transactions that require shareholders approval.

In addition, any controlling shareholder, any shareholder who knows it can determine the outcome of a shareholders vote and any shareholder who, under a company’s Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. In general, the vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Rights Attached to Ordinary Shares

Our authorized share capital consists of 300,000,000 ordinary shares, par value NIS 0.02 per share.

Holders of ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized. All outstanding ordinary shares are validly issued and fully paid.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles of Association unless the transfer is restricted or prohibited by another instrument or applicable securities laws.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings.

This right may be affected by the grant of preferential dividend or distribution rights, to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Israeli Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company's Articles of Association require otherwise. Our Articles of Association provide that the board of directors may declare and distribute dividends without the approval of the shareholders.

Annual and Extraordinary General Meetings

We must hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days’ prior notice to our shareholders to which we need to add additional 3 days for notices sent outside of Israel. A special meeting may be convened by request of two directors, 25% of the directors then in office, one or more shareholders holding at least 5% of our issued share capital and at least 1% of our issued voting rights, or one or more shareholders holding at least 5% of our issued voting rights. Notice of a general meeting must set forth the date, time and place of the meeting. Such notice must be given at least 21 days but not more than 45 days prior to the general meeting. The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place (with no need for any notice to the shareholders) or until such other later time if such time is specified in the original notice convening the general meeting, or if we serve notice to the shareholders no less than 7 days before the date fixed for the adjourned meeting. If at an adjourned meeting there is no quorum present half an hour after the time set for the meeting, any number participating in the meeting shall represent a quorum and shall be entitled to discuss the matters set down on the agenda for the original meeting.

Voting Rights

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting in which a quorum is present have the power to elect all of our directors, except the external directors whose election requires a special majority as described under the section entitled “Item 6 - Directors, Senior Management and Employees-Board Practices-External and Independent Directors.”

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote in person or by proxy. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Under the Israeli Companies Law, unless otherwise provided in the Articles of Association or by applicable law, all resolutions of the shareholders require a simple majority, and all shareholders’ meetings require prior notice of at least 21 days with an additional 3 days for notices sent outside of Israel. Our Articles of Association provide that all decisions may be made by a simple majority. See “Item 10 - Additional Information-Memorandum and Articles of Association-Approval of Certain Transactions” above for certain duties of shareholders towards the company.

Voting by Proxy and in Other Manners

Our Articles of Association enable a shareholder to appoint a proxy, who need not be a shareholder, to vote at any shareholders meeting. We require that the appointment of a proxy be in writing signed by the person making the appointment or by an attorney authorized for this purpose, and if the person making the appointment is a corporation, by a person or persons authorized to bind the corporation. In the document appointing a proxy, each shareholder may specify how the proxy should vote on any matter presented at a shareholders meeting. The document appointing the proxy shall be deposited in our offices or at such other address as shall be specified in the notice of the meeting not less than 48 hours before the time of the meeting at which the person specified in the appointment is due to vote.

The Israeli Companies Law and our Articles of Association do not permit resolutions of the shareholders to be adopted by way of written consent, for as long as our ordinary shares are publicly traded.

Limitations on the Rights to Own Securities

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except that nationals of countries which are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares.

Anti-Takeover Provisions under Israeli Law

The Israeli Companies Law permits merger transactions with the approval of each party’s board of directors and shareholders. In accordance with the Israeli Companies Law, a merger may be approved at a shareholders meeting by a majority of the voting power represented at the meeting, in person or by proxy, and voting on that resolution. In determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, or the relatives or companies controlled by these persons, are excluded from the vote.

Under the Israeli Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 70 days have passed from the time that a merger proposal was filed with the Israeli Registrar of Companies.

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become shareholder with over 25% of the voting rights in the company. This rule does not apply if there is already another shareholder of the company with 25% or more of the voting rights. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser’s shareholdings would entitle the purchaser to over 45% of the voting rights in the company, unless there is a shareholder with 50% or more of the voting rights in the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading external of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange or which the shares are traded, either:

•	there is a limitation on acquisition of any level of control of the company; or

•	the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

The Israeli Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder holds more than 90% of the outstanding shares. Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law. These laws may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

Rights of Shareholders

Under the Israeli Companies Law, our shareholders have the right to inspect certain documents and registers including the minutes of general meetings, the register of shareholders and the register of substantial shareholders, any document held by us that relates to an act or transaction requiring the consent of the general meeting as stated above under “Approval of Certain Transactions,” our Articles of Association and our financial statements, any other document which we are required to file under the Israeli Companies Law or under any law with the Registrar of Companies or the Israeli Securities Authority, and is available for public inspection at the Registrar of Companies or the Securities Authority, as the case may be.

If the document required for inspection by one of our shareholders relates to an act or transaction requiring the consent of the general meeting as stated above, we may refuse the request of the shareholder if in our opinion the request was not made in good faith, the documents requested contain a commercial secret or a patent, or disclosure of the documents could prejudice our good in some other way.

The Israeli Companies Law provides that with the approval of the court any of our shareholders or directors may file a derivative action on our behalf if the court finds the action is a priori, to our benefit, and the person demanding the action is acting in good faith. The demand to take action can be filed with the court only after it is serviced to us, and we decline or omit to act in accordance to this demand.

Enforceability of Civil Liabilities

We are incorporated in Israel and some of our directors and officers and the Israeli experts named in this prospectus reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, because substantially all of our assets, and those of our non-United States directors and officers and the Israeli experts named herein, are located outside the United States, any judgment obtained in the United States against us or any of these persons may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Kantor & Co Law Offices, that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act, pursuant to original actions instituted in Israel. However, subject to particular time limitations, executory judgments of a United States court for monetary damages in civil matters may be enforced by an Israeli court, provided that:

•
the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and the court had authority according to the rules of private international law currently prevailing in Israel;

•	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

•	the judgment is not contrary to the law, public policy, security or sovereignty of the State of Israel and its enforcement is not contrary to the laws governing enforcement of judgments;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•	the judgment is no longer appealable; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed XTL Biopharmaceuticals Inc., our U.S. subsidiary, as our agent to receive service of process in any action against us in any United States federal court or the courts of the State of New York arising out of this offering or any purchase or sale of ordinary shares in connection therewith.

Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange for the foreign currency published on the day before date of payment. Current Israeli exchange control regulations also permit a judgment debtor to make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily may be linked to Israel’s consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at that time. Judgment creditors must bear the risk of unfavorable exchange rates.

Material Contracts

Yeda License Agreement

In April of 1993, we entered into a research and license agreement with Yeda, which we refer to as the Yeda Agreement, under which Yeda granted us an exclusive worldwide license to use the Trimera patent portfolio and to exclusively use the information derived from the performance of certain research for the purposes specified in the agreement in any country where a licensed patent covers a product sold under the license or other licensed activity until the date on which the last licensed patent expires or until 12 years from the later of the first commercial sale of a product (or first receipts to us from other licensed activity) in such country, and in any other country until 12 years from the first commercial sale of a product (or first receipts to us from other licensed activity) in that country. Under the agreement, any assignment of the license granted by Yeda requires Yeda's prior written consent.

The Yeda Agreement has undergone a number of amendments, one of the end results of which is that we shall pay to Yeda the following fees: a royalty of 3% of all net sales received by us; 25% of amounts received by us on net sales of third parties (less certain royalties payable by us to third parties), but no more than 3% and no less than 1.5% of such net sales; and a royalty ranging between 20% to 40% on any receipts to us other than our net sales or receipts on net sales made by third parties. Furthermore, such amendments have also changed the termination provisions relating to Yeda’s entitlement to terminate the agreement if we do not pay Yeda a certain minimum amount of annual royalties of $100,000 or $200,000, depending on the year.

In the most recent amendment of the Yeda Agreement, in order to facilitate the grant of the license by us to Cubist under the terms of the HepeX-B collaboration, Yeda received the right to receive at least 1.5% of net sales of HepeX-B by Cubist sub-licensees, regardless of the amount received by us from Cubist in respect of such sales.

Cubist Collaboration

We have entered into a licensing agreement with Cubist dated June 2, 2004, as amended, under which we granted to Cubist an exclusive, worldwide license (with the right to sub-license) to commercialize HepeX-B and any other product containing a hMAb or humanized monoclonal antibody or fragment directed at the hepatitis B virus owned or controlled by us. Under this agreement, as amended, we were responsible for certain clinical and product development activities of HepeX-B through August 2005, at the expense of Cubist. We have transferred full responsibility for completing the development of HepeX-B to Cubist. Cubist will be responsible for completing the development and for registration and commercialization of the product worldwide.

In the event that the actual costs incurred in conducting activities that Cubist determines are necessary or advisable to obtain regulatory approval for HepeX-B for the prevention of recurrent hepatitis B infections in liver transplant patients exceed $33.9 million, any costs in excess shall be borne in equal share by us and Cubist.

Under the terms of the agreement, as amended, Cubist paid us an initial up-front payment of $1 million upon the signing of the agreement, a further aggregate amount of $1 million was paid in 2004, and an additional amount of up to $3 million will be paid upon achievement of certain regulatory milestones.

Under the agreement, we are entitled to receive royalties from net sales by Cubist, generally ranging from 10% to 17%, depending on levels of net sales achieved by Cubist, subject to certain deductions based on patent protection of HepeX-B in that territory, total costs of HepeX-B development, third party license payments and indemnification obligations.

Cubist has the right to sub-license HepeX-B. The sub-licensee fees we will receive in such cases will vary according to the territory, the subject of the sub-license, the patent protection of HepeX-B in that territory, total costs of HepeX-B development, third party license payments, indemnification obligations and local competition. For example, where HepeX-B is not patent protected and a competing product obtains more than an agreed percentage of the local market, we would receive no royalties on sales of HepeX-B.

Cubist has granted us the non-exclusive right of negotiation during the term of the agreement to obtain all or any portion of the rights to manufacture and supply HepeX-B or any other product containing an hMAb or humanized monoclonal antibody or fragment directed at the hepatitis B virus owned or controlled by us. Furthermore, in certain circumstances, we have the exclusive right to negotiate with Cubist to obtain from Cubist a sub-license to market and sell the HepeX-B or such other product in certain territories.

We agreed that during the term of the agreement and for one year thereafter, we will not research, develop or commercialize any competitive product containing a human or humanized monoclonal antibody or fragment that is directed to and binds with the hepatitis B virus.

The agreement expires on the later of the last valid patent claim covering HepeX-B to expire or 10 years after the first commercial sale of HepeX-B on a country-by-country basis.

DRK-Blutspendedienst Baden-Wurttemberg (Ulm University, Germany)

In April 2000, we licensed Ab68 under an exclusive worldwide license from the DRK-Blutspendedienst Baden-Wurttemberg (Ulm University, Germany, or Ulm). Under the terms of this agreement, we are obligated to pay Ulm a specified royalty rate on sales of product incorporating Ab68. We can deduct certain payments that are made to third parties from these royalties, subject to a minimum royalty rate. We are also obligated to pay Ulm a specified percentage of any milestone payments we may receive from any sublicensee to whom we may grant a license or sublicense of Ab68 or technology related to the production of Ab68. We can deduct certain of these payments that are made to third parties from the percentage of milestone payments owed to Ulm, subject to a minimum milestone payment amount. Either party may terminate the agreement, by written notice, upon or after the winding up or insolvency of the other party, or upon or after commitment of a material breach by the other party that cannot be cured, or if curable, has not been cured, within 60 days after receipt of notice. In the absence of such termination, the agreement shall expire upon the expiration of the license granted under the agreement. To date we have made $150,000 in license and milestone payments to Ulm.

Stanford University

In September 2003, we licensed Ab65 from Stanford University under an exclusive license agreement. Under the terms of this agreement, we have exclusive rights to Ab65 worldwide, excluding China. In China, we have co-exclusive rights with Applied Immunogenetics LLC. Under the terms of this agreement, we must use commercially reasonable efforts to commercialize and market Ab65. We are obligated to make royalty payments to Stanford University on sales of product incorporating Ab65, and we are also obligated to make milestone payments upon the occurrence of certain specified events. To date we have made $172,000 in license and milestone payments to Stanford University, and we have undertaken to make contingent milestone payments of up to approximately $200,000 over the life of the license, all of which will be due upon or following regulatory approval of the drug. The license terminates upon the later of the expiration of last of the licensed patents or at the time of our last royalty payment. Notwithstanding the above, we may terminate this agreement upon specified notice to Stanford University. In addition, should we fail to meet certain developmental milestones for Ab65, our rights to the use of Ab65 become non-exclusive upon notice to that effect to us by Stanford University.

In addition, as per an agreement entered into in September 2003, we are obligated to make royalty payments on sales of product incorporating Ab65 to Applied Immunogenetics LLC, a company that previously held non-exclusive rights to Ab65 and returned them to Stanford University, enabling us to gain exclusive rights to Ab65 from Stanford University. Our agreement with Applied Immunogenetics LLC expires on the expiration or termination of our exclusive agreement with Stanford University, as described above. To date we have made $183,000 in license and milestone payments to Applied Immunogenetics LLC., There are no additional contingent milestone payments.

Small Molecule Development Program

XTL-2125 has been licensed from B&C, since February 2003. Under the terms of the agreement, we have exclusive rights to XTL-2125 worldwide, with the exception of Asia, which is shared between the two companies, and Korea, for which B&C retains exclusive rights. Under the terms of the agreement, we are obligated to make certain milestone payments in addition to royalties on product sales. To date we have made $1.1 million in license and milestone payments to B&C, and we have undertaken to make contingent milestone payments of up to approximately $13.4 million over the life of the license, of which $8.0 million will be due upon or following regulatory approval of the drug. The license terminates upon the expiration of the last of the licensed patents. Notwithstanding the above, we may terminate this agreement upon specified notice to B&C.

Exchange controls

Under Israeli Law, Israeli non-residents who purchase ordinary shares with certain non-Israeli currencies (including dollars) may freely repatriate in such non-Israeli currencies all amounts received in Israeli currency in respect of the ordinary shares, whether as a dividend, as a liquidating distribution, or as proceeds from any sale in Israel of the ordinary shares, provided in each case that any applicable Israeli income tax is paid or withheld on such amounts. The conversion into the non-Israeli currency must be made at the rate of exchange prevailing at the time of conversion.

Taxation

The following discussion of Israeli and United States tax consequences material to our shareholders is not intended and should not be construed as legal or professional tax advice and does not exhaust all possible tax considerations. To the extent that the discussion is based on new tax legislation, which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question. This summary does not purport to be a complete analysis of all potential tax consequences of owning ordinary shares or ADRs. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, certain financial companies, broker-dealers, investors subject to Alternative Minimum Tax, investors that actually or constructively own 10% or more of our voting securities, investors that hold ordinary shares or ADRs as part of straddle or hedging or conversion transaction, traders in securities that elect mark to market, banks and other financial institutions or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules.

We urge shareholders and prospective purchasers of our ordinary shares and ADRs to consult their own tax advisors as to the U.S., Israeli, or other tax consequences of the purchase, ownership and disposition of ordinary shares and ADRs, including, in particular, the effect of any foreign, state or local taxes.

Israeli Tax Considerations

The following discussion refers to the current tax law applicable to companies in Israel, with special reference to its effect on us. This discussion also includes specified Israeli tax consequences to holders of our ordinary shares and Israeli Government programs benefiting us.

Tax Reforms

On January 1, 2003 a comprehensive tax reform took effect in Israel (the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended) (which we refer to as “the 2003 Reform”). Pursuant to the 2003 Reform, resident companies are subject to Israeli tax on income on a worldwide basis. In addition, the concept of controlled foreign corporation was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or certain capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income tax paid by the subsidiary in its country of resident subject to certain limitations. The 2003 Reform also substantially changed the system of taxation of capital gains.

On July 25, 2005 an additional tax reform took effect in Israel (the Law for Amendment of the Income Tax Ordinance (Amendment No. 147) (which we refer to as “the 2005 Reform”). In general terms, pursuant to the 2005 Reform, and generally effective from January 1, 2006, the Israeli corporate tax rates will be further reduced, the capital gains tax rate that applies to Israeli individuals on the disposition of traded securities will be increased and the tax rates that apply to dividends distributed by an Israeli company will be partly reduced.

Corporate Tax Rate

The regular tax rate in Israel in 2005 is 34%. This rate is currently scheduled to decrease as follows: in 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and after - 25%”. However, the effective tax rate of a company which derives income from an approved enterprise may be considerably less, as further discussed below.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investment, 1959, as amended, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

Taxable income of a company derived from an Approved Enterprise is subject to company tax at the maximum rate of 25% rather than the usual rate in 2005 of 34% (as mentioned above, gradually scheduled to be reduced to 25% in 2010), for the benefit period. This period is ordinarily seven years, or ten years if the company qualifies as a foreign investors’ company as described below, commencing with the year in which the Approved Enterprise first generates taxable income. However, this period is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier.

A company that has been granted the status of an Approved Enterprise may elect to forego entitlement to grants otherwise available for an Approved Enterprise, in return for an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from an Approved Enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.

A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax on the amount distributed, including any company tax on these amounts, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s shares held by foreign shareholders. The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises, which is 15%, if the dividend is distributed during the tax exemption period or within 12 years after this period, or in the case of a foreign investors’ company, without time limitation. The company must withhold this tax at source, regardless of whether the dividend is converted into or paid in foreign currency.

A company that has an Approved Enterprise program is eligible for enhanced tax benefits if it qualifies as a foreign investors’ company. A foreign investors' company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company which qualifies as a foreign investors' company and has an Approved Enterprise program is eligible for tax benefits for a ten-year benefit period. The company tax rate applicable to income earned from approved enterprise programs in the benefit period by a company meeting these qualifications is as follows:

For a company with foreign investment of	Company tax rate
More than 25% and less than 49%	25%
49% or more and less than 74%	20%
74% or more and less than 90%	15%
90% or more	10%

The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year.

Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to attribute part of the dividend to exempt profits, and may generally decide from which year's profits to declare dividends. We currently intend to reinvest any income derived from our Approved Enterprise programs and not to distribute the income as a dividend.

The Investment Center bases its decision whether or not to approve an application on the criteria set forth in the Investment Law and regulations and the then prevailing policy of the Investment Center. In addition, the benefits available to an Approved Enterprise are conditioned upon the fulfillment of conditions stipulated in the Investment Law and its regulations and in the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest.

Additionally after receiving the certificate of approval from the Investment Center, a company must meet certain reporting requirements. The company must file periodic audited reports on the progress in implementing the program. Additionally, where a company has completed the implementation of investing in fixed assets, a final implementation report must be filed with, and reviewed by, the Investment Center. Should the Investment Center determine that the investments in assets were made in accordance with the certificate of approval and that the required minimum capital has been invested, it will issue a final approval of implementation, which will also indicate the year that will be the first year of potential benefits under the Approved Enterprise.

On March 29, 2005, the Israeli Parliament enacted an amendment to the Investment Law, which is intended to provide expanded tax benefits to local and foreign investors and to simplify the bureaucratic process relating to approval of investments qualifying under the Investment Law.

The amendment to the Investment Law does not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004 (even when investments under these programs are conducted after January 1, 2005). Consequently, the amendment to the Investment Law should not impact an existing Approved Enterprise, that received an approval certificate prior to December 2004. The new tax regime will only apply to a for a new Approved Enterprise and to an Approved Enterprise expansion for which the first year of benefits was 2004 or later.

Under the amended Investment Law, if an investment project meets all of the eligibility criteria under the alternative benefits route as set forth in the amended Investment Law and in regulations to be issued thereunder, such project will automatically qualify for the Approved Enterprise taxation benefits under the alternative package of benefits with no need for prior approval from the Israeli Tax Authorities. In addition, the amended Investment Law provides that the criteria for conferral of tax benefits in the alternative package of benefits of the Investment Law be handled by the Israeli Tax Authorities rather than the Investment Center. In this respect a mechanism will be available which will enable a company to apply for a pre-ruling from the Israeli Tax Authorities to obtain certainty as to the investment taxation status of its investment under the amended Investment Law.

The Investment Center has granted us Approved Enterprise status, which approval was granted prior to December 31, 2004, and is therefore entitled to the benefits afforded by the Investment Law prior to its amendment. Accordingly, our undistributed taxable income derived from this program will be tax exempt for a period of two years beginning with the year in which we first generate taxable income, and thereafter will be subject to a reduced tax rate of 25% or less, if we qualify as a foreign investors' company, for a period of between five and eight years, depending on the percentage of our capital held by non-Israeli shareholders. However, this benefit period cannot extend beyond 12 years from the year of commencement of operations or 14 years from the year in which approval was granted, whichever is earlier. To date, we have not generated taxable income.

Tax Benefits for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking the deduction. Expenditures not so approved are deductible over a three-year period. Expenditures made out of proceeds made available to us through government grants are automatically deducted during a one year period.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. An industrial company is defined as a company resident in Israel, at least 90% of the income of which in a given tax year exclusive of income from specified government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, industrial companies are entitled to a number of corporate tax benefits, including:

•	deduction of purchase of know-how and patents over an eight-year period; and

•	the right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company.

Under some tax laws and regulations, an industrial enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors, including the date the operations begin and the number of work shifts. An industrial company owning an approved enterprise may choose between these special depreciation rates and the depreciation rates available to the approved enterprise.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We believe that we currently qualify as an industrial company within the definition of the Industry Encouragement Law. We cannot assure you that the Israeli tax authorities will agree that we qualify, or, if we qualify, that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us, can be described as follows:

•
where a company's equity, as defined in the law, exceeds the cost of fixed assets as defined in the Inflationary Adjustments Law, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the cost of fixed assets, as defined in the Inflationary Adjustments Law, exceeds a company's equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income;

•	subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index; and

•
in specified circumstances, gains on traded securities, which might otherwise be eligible for reduced rates of tax, will be liable to company tax at the usual rate in 2005 of 34% (as mentioned above, gradually scheduled to be reduced to 25% in 2010).

Israeli Estate and Gift Taxes

Generally, Israel does not currently impose taxes on inheritance or bona fide gifts. For transfer of assets by inheritance or gift that would normally be subject to capital gains tax or land appreciation tax, the recipient’s tax cost basis and date of purchase are generally deemed to be the same as those for the transferor of the property.

Capital Gains Tax on Sale of our Ordinary Shares by Both Residents and Non-Residents of Israel

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. The law distinguishes between the inflationary surplus and the real gain. The inflationary surplus is the portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price attributable to the increase in the Israeli consumer price index from the date of purchase to the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. A non resident that invests in taxable assets with foreign currency may elect to calculate the inflationary amount by using such foreign currency. Regulations promulgated under the Israeli Income Tax Ordinance provide for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003, and derived from the sale of shares of an “Industrial Company,” as defined by the Industry Encouragement Law, that are traded on specified non-Israeli markets, including The Nasdaq National Market, provided that the sellers purchased their shares either in the company’s initial public offering or in public market transactions thereafter.

This exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Income Tax (Adjustments for Inflation) Law- 1985, or to shareholders who acquired their shares prior to an initial public offering. We believe that we are currently an Industrial Company, as defined by the Industry Encouragement Law. Our status as an Industrial Company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny our status as an Industrial Company, possibly with retroactive effect.

On January 1, 2003, the 2003 Reform came into effect thus imposing capital gains tax at a rate of 15% (or alternatively, a rate of 25% on the gain after deduction of related interest expenses) on the real gains accrued on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment) - 1985; (3) shareholders who acquired their shares prior to an initial public offering; or (4) related party sales. The tax basis of shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, in cases where the actual adjusted cost of the shares is higher than such average price, a request to the Israeli Tax authorities may be made to consider such actual adjusted cost as the tax basis of the shares. Notwithstanding the above, Israeli tax resident corporations which were subject to the Income Tax Law (Inflationary Adjustment) - 1985 are taxed on gains derived from the sale of traded shares at regular corporate tax rates.

On July 25, 2005, the 2005 Reform came into effect. Pursuant to the 2005 Reform, effective January 1, 2006, the capital gains tax imposed on Israeli tax resident individuals on the sale of securities was increased from 15% to 20%. With respect to an Israeli tax resident individual who is a “substantial shareholder” on the date of sale of the securities or at any time during the 12 months preceding such sale, the capital gains tax rate was increased to 25%. A “substantial shareholder” is defined as someone who alone, or together with another person, holds, directly or indirectly, at least 10 % in one or all of any of the means of control in the corporation. With respect to Israeli tax resident corporate investors, effective January 1, 2006 capital gains tax at the regular corporate rate will be imposed on such taxpayers on the sale of traded shares.

Pursuant to the 2005 Reform, non-Israeli residents will be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange recognized by the Israeli Ministry of Finance (including the Tel-Aviv Stock Exchange and the Nasdaq), provided such shareholders did not acquire their shares prior to an initial public offering, that such capital gains are not derived by a permanent establishment of the foreign resident in Israel, and that the provisions of the Income tax Law (inflationary adjustments), 1985 do not apply to such gain. Notwithstanding the foregoing, dealers in securities in Israel are taxed at the regular tax rates applicable to business income. However, Non-Israeli corporations will not be entitled to such exemption if an Israeli resident (1) has a controlling interest of 25% or more in such non-Israeli corporation, or (2) is the beneficiary of, or is entitled to, 25% or more of the revenue or profits of such non-Israeli corporation, whether directly or indirectly. In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “United States- Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States- Israel Tax Treaty (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such “Treaty United States Resident” holds, directly or indirectly, shares representing 10% or more of the Company’s voting power during any part of the twelve- month period preceding such sale, exchange or disposition, subject to certain conditions or if the capital gains from such sale are considered as business income attributable to a permanent establishment of the U.S. resident in Israel. However, under the United States-Israel Tax Treaty, such “Treaty United States Resident” would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits.

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel

Dividends distributed by an Israeli company to Israeli tax resident individuals or to non-Israeli residents are subject to a 25% tax to be withheld at source (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise), unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. Dividends distributed by an Israeli company to another Israeli tax resident company are generally exempt, unless such dividends are distributed from taxable income attributable to an Approved Enterprise, in which case such dividends are taxed at a rate of 15%, or unless such dividends are distributed from income that was not taxed in Israel, in which case such dividends are taxed at a rate of 25%.

Pursuant to the 2005 Reform, effective January 1, 2006, the tax rate imposed on dividends distributed by an Israeli company to Israeli tax resident individuals or to non-Israeli residents was reduced to a tax at a rate of 20%. With respect to “substantial shareholders”, as defined above, the applicable tax rate remains 25%. The taxation of dividends distributed by an Israeli company to another Israeli corporate tax resident remains unchanged.

In any case, dividends distributed from the taxable income attributable to an Approved Enterprise, to both Israeli tax residents and non-Israeli residents remains subject to a 15% tax rate.

Under the U.S.-Israel Tax Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares who is a resident of the United States is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of company during the company’s taxable year preceding the distribution of the Dividend and the portion of the company’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will still be subject to a 15% dividend withholding tax; if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Stamp Duty

We are obligated under the Israeli Stamp Duty Act 1961 to pay one percent of the proceeds of any issuance of our ordinary shares as stamp duty within 30 days from such issuance.

United States Federal Income Tax Considerations

The following discusses the material United States federal income tax consequences to a holder of our ordinary shares and qualifies as a U.S. Holder, which is defined as:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, the District of Columbia, or any state; or

•	a trust or estate, treated, for United States federal income tax purposes, as a domestic trust or estate.

This opinion is based on current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, current and proposed Treasury regulations promulgated under the Code, and administrative and judicial decisions as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis. This opinion does not address any aspect of state, local or non-U.S. tax laws. Further, this opinion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to U.S. Holders entitled to special treatment under U.S. federal income tax laws, for example, financial institutions, insurance companies, tax-exempt organizations and broker/dealers, and it does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on the shareholder's individual circumstances. In particular, this opinion does not address the potential application of the alternative minimum tax, or the special U.S. federal income tax rules applicable in special circumstances, including to U.S. Holders who:

•	have elected mark-to-market accounting;

•	hold our ordinary shares as part of a straddle, hedge or conversion transaction with other investments;

•	own directly, indirectly or by attribution at least 10% of our voting power;

•	are tax exempt entities;

•	are persons who acquire shares in connection with employment or other performance of services; and

•	have a functional currency that is not the U.S. dollar.

Additionally, this opinion does not consider the tax treatment of partnerships or persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate taxes. Material aspects of U.S. federal income tax relevant to a holder other than a U.S. Holder are also described below.

Taxation of Dividends Paid on Ordinary Shares

A U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of these earnings and profits will be applied against and will reduce the U.S. Holder’s basis in the ordinary shares and, to the extent in excess of this basis, will be treated as gain from the sale or exchange of ordinary shares.

Certain dividend income may be eligible for a reduced rate of taxation. Dividend income will be taxed at the applicable long-term capital gains rate if the dividend is received from a “qualified foreign corporation,” and the shareholder of such foreign corporation holds such stock for more than 60 days during the 120 day period that begins on the date that is 60 days before the ex-dividend date for the stock. The holding period is tolled for any days on which the shareholder has reduced his risk of loss. A “qualified foreign corporation” is one that is eligible for the benefits of a comprehensive income tax treaty with the United States. A foreign corporation will be treated as qualified with respect to any dividend paid, if its stock is readily tradable on an established securities market. However, a foreign corporation will not be treated as qualified if it is a Passive Foreign Investment Company (as discussed below) for the year in which the dividend was paid or the preceding year. Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

As described above, we will generally be required to withhold Israeli income tax from any dividends paid to holders who are not resident in Israel. See “Israeli Tax Considerations—Taxation of Non-Resident Holders of Shares.” If a U.S. Holder receives a dividend from us that is subject to Israeli withholding, the following would apply:

•	You must include the gross amount of the dividend, not reduced by the amount of Israeli tax withheld, in your U.S. taxable income.

•	You may be able to claim the Israeli tax withheld as a foreign tax credit against your U.S. income tax liability.

•
The foreign tax credit is subject to significant and complex limitations. Generally, the credit can offset only the part of your U.S. tax attributable to your net foreign source passive income. Additional special rules apply to taxpayers predominantly engaged in the active conduct of a banking, insurance, financing or similar business. Additionally, if we pay dividends at a time when 50% or more of our stock is owned by U.S. persons, you may be required to treat the part of the dividend attributable to U.S. source earnings and profits as U.S. source income, possibly reducing the allowable credit, unless you elect to calculate your foreign tax credit separately with respect to XTLbio dividends.

•
A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent the U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

•	If you do not elect to claim foreign taxes as a credit, you will be entitled to deduct the Israeli income tax withheld from your XTLbio dividends in determining your taxable income.

•	Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld.

•	If you are a U.S. corporation holding our stock, you cannot claim the dividends-received deduction with respect to our dividends.

Special rules, described below, apply if XTLbio is a passive foreign investment company.

Taxation of the Disposition of Ordinary Shares

Subject to the description of the passive foreign investment company rules below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the U.S. Holder's basis in the ordinary shares, which is usually the cost of these shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a reduced rate of taxation for non-corporate holders. In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, regulations require the loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations for both corporate and individual shareholders.

A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received from a sale of ordinary shares as of the date that the sale settles, and will generally have no additional foreign currency gain or loss on the sale, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss, unless the U.S. Holder has elected to use the settlement date to determine its proceeds of sale for purposes of calculating this foreign currency gain or loss. In addition, a U.S. Holder that receives foreign currency upon disposition of our ordinary shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences If We Are A Passive Foreign Investment Company

Special tax rules apply to the timing and character of income received by a U.S. Holder of a Passive Foreign Investment Company, or PFIC. We will be a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by either value or adjusted basis, depending on the circumstances) that produce or are held for the production of passive income is at least 50%. The U.S. Internal Revenue Service, or IRS, has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income. Therefore, any determination of PFIC status will depend upon the sources of our income, and the relative values of passive and non- passive assets, including goodwill. Furthermore, because the goodwill of a publicly-traded corporation such as us is largely a function of the trading price of its shares, the valuation of that goodwill is subject to significant change throughout each year. An initial determination that we are a PFIC will generally apply for subsequent years (whether or not we meet the requirements for PFIC status in those years) with respect to any U.S. Holder at the time of such determination. A determination as to a corporation’s status as a PFIC must be made annually. We believe that we were a PFIC for the taxable years ended 2002, 2003 and 2004. Although such a determination is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year, based on our current operations, we believe that there is a significant likelihood that we will be classified as a PFIC in the 2005 taxable year and possibly in subsequent years.

If we were classified as a PFIC, a special tax regime would apply to both (a) any “excess distribution” by us (generally, the U.S. Holder's ratable share of distributions in any year that are greater than 125% of the average annual distributions received by such U.S. Holder in the three preceding years or its holding period, if shorter) and (b) any gain realized on the sale or other disposition of your ordinary shares. Under this special regime, any excess distribution and realized gain would be treated as ordinary income and the federal income tax on such ordinary income is determined under the following steps. (i) The amount of the excess distribution or gain is allocated ratably over the U.S. Holder's holding period for our ordinary shares. (ii) Tax is determined for amounts allocated to the first year in the holding period in which we were classified as a PFIC and all subsequent years (except the year in which the excess distribution was received or the sale occurred) by applying the highest applicable tax rate in effect in the year to which the income was allocated. (iii) An interest charge is added to this tax calculated by applying the underpayment interest rate to the tax for each year determined under the preceding sentence from the due date of the income tax return for such year to the due date of the return for the year in which the excess distribution or sale occurs, (iv) Amounts allocated to a year prior to the first year in the U.S. Holder’s holding period in which we were classified as a PFIC or to the year in which the excess distribution or the sale occurred are taxed as ordinary income and no interest charge applies.

A U.S. Holder may generally avoid the special PFIC regime by electing to treat his PFIC shares as a “qualified electing fund.” If a U.S. Holder elects to treat PFIC shares as a qualified electing fund, also known as QEF Election, the U.S. Holder must include annually in gross income (for each year in which PFIC status is met) his pro rata share of the PFIC’s ordinary earnings and net capital gains, whether or not such amounts are actually distributed to the U.S. Holder.

A U.S. Holder may make a QEF Election with respect to a PFIC for any taxable year in which s/he was a shareholder. A QEF Election is effective for the year in which the election is made and all subsequent taxable years of the U.S. Holder. Procedures exist for both retroactive elections and the filing of protective statements. A U.S. Holder making the QEF Election must make the election on or before the due date, as extended, for the filing of the U.S. Holder's income tax return for the first taxable year to which the election will apply.

A U.S. Holder must make a QEF Election by completing Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, and attaching it to their U.S. federal income tax return, and must satisfy additional filing requirements each year the election remains in effect. From fiscal 2005, we plan to comply with the record-keeping and reporting requirements that are a prerequisite to making a “qualified electing fund” election. However, if meeting those record-keeping and reporting requirements becomes onerous, we may decide, in our sole discretion, that such compliance is impractical and will so notify U.S. holders.

As an alternative to or in addition to the qualified electing fund election, a so-called “mark-to- market” election may be made by a U.S. Holder with respect to ordinary shares owned at the close of such holder's taxable year, provided that we are a PFIC and the ordinary shares are considered “marketable stock.” The ordinary shares will be marketable stock if they are listed on a national securities exchange that is registered with the Securities and Exchange Commission, or the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or an equivalent regulated and supervised foreign securities exchange. If a U.S. Holder were to make a mark-to-market election with respect to ordinary shares, such holder generally would include as ordinary income (or, to the extent of prior unreversed inclusions, be allowed an ordinary loss deduction, as the case may be) an amount equal to the difference between the fair market value of the holder's ordinary shares as of the close of the holder's taxable year and its adjusted basis. Gains from an actual sale or other disposition of the ordinary shares will be treated as ordinary income, and any losses incurred on an actual sale or other disposition of the ordinary shares will be treated as ordinary loss to the extent of any prior unreversed inclusions. The mark-to-market election is made on a shareholder-by-shareholder basis and is effective for the taxable year for which made and all subsequent years until either (a) the ordinary shares cease to be marketable stock or (b) the election is revoked with the consent of the IRS.

A U.S. Holder who did not make a QEF Election either to (i) treat us as a “qualified electing fund,” or (ii) mark our ordinary shares and/or ADRs to market, will be subject to the following:

•	gain recognized by the U.S. Holder upon the disposition of, as well as income recognized upon receiving certain dividends on the ordinary shares and/or ADRs would be taxable as ordinary income;

•	the U.S. Holder would be required to allocate such dividend income and/or disposition gain ratably over such U.S. Holder's entire holding period for such XTLbio ordinary shares and/or ADRs;

•
the amount allocated to each year other than the year of the dividend payment or disposition would be subject to tax at the highest applicable tax rate, and an interest charge would be imposed with respect to the resulting tax liability;

•	the U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received on, gain recognized on dispositions of, our ordinary shares and/or ADRs; and

•
any U.S. Holder who acquired the ordinary shares and/or ADRs upon the death of the shareholder would not receive a step-up to market value of his income tax basis for such ordinary shares and/or ADRs. Instead such U.S. Holder beneficiary would have a tax basis equal to the decedent's basis, if lower.

In view of the complexity of the issues regarding our treatment as a PFIC, U.S. shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC.

United States Federal Income Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in "Information Reporting and Back-up Withholding" below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

•
the item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a tax treaty with the United States, the item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

•	the Non-U.S. Holder is subject to tax under the provisions of United States tax law applicable to U.S. expatriates; or

•	the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Back-Up Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. Existing regulations impose back-up withholding on dividends paid in the United States on ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and back-up withholding at a rate of 28% on proceeds paid from the disposition of ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that the non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption to the U.S. financial institution holding the ordinary shares. Non U.S. Holders holding stock in a foreign corporation in a foreign bank or financial institution have no U.S. reporting requirements.

Prospective investors should consult their tax advisors concerning the effect, if any, of these Treasury regulations on an investment in ordinary shares. The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder's United States federal income tax liability and may entitle the Holder to a refund, provided that specified required information is furnished to the IRS.

The above comments are intended as a general guide to the current position. Any person who is in any doubt as to his taxation position, and who requires more detailed information than the general outline above or who is subject to tax in a jurisdiction other than the United States should consult his professional advisers.

Dividends and Paying Agents

We have never declared or paid any cash dividends on our ordinary shares and do not anticipate paying any such cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors. Accordingly, we have not appointed any paying agents.

Documents on Display

When this registration statement becomes effective, we will be required to file reports and other information with the SEC under the Securities Exchange Act of 1934, as amended, and the regulations thereunder applicable to foreign private issuers. You may inspect and copy reports and other information filed by us with the SEC at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as U.S. companies, we generally announce publicly our interim and year-end results promptly and will file that periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

You may review and obtain copies of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1580, 100 F. Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our periodic filings will also be available on the SEC’s website at www.sec.gov. These SEC filings are also available to the public from commercial document retrieval services. Any statement in this registration statement about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this registration statement, the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing our income from investments and minimizing our market risk. We invest in government, investment-grade corporate debt securities, and bank deposits in accordance with our investment policy. Some of these instruments in which we invest may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. As of December 31, 2004, our portfolio of financial instruments consists of cash equivalents and short-term bank deposits with multiple institutions. The average duration of all of our investments held as of December 31, 2004, was less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

Foreign Currency and Inflation Risk. We generate all of our revenues and hold most of our cash, cash equivalents, bank deposits and marketable securities in U.S. dollars. While a substantial amount of our operating expenses are in U.S. dollars, we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. As a result, we are exposed to the risk that the U.S. dollar will be devalued against the New Israeli Shekel or other currencies, and as result our financial results could be harmed if we are unable to guard against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. These measures, however, may not adequately protect the Company from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar or that the timing of any devaluation may lag behind inflation in Israel.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

The Bank of New York will execute and deliver American Depositary Receipts, or ADRs, representing American Depositary Shares, or ADSs. One ADS will represent an ownership interest in ten of our ordinary shares. The ordinary shares (or the right to receive ordinary shares) will be deposited by us with the Tel Aviv office of Bank Hapoalim B.M., or the London office of The Bank of New York, each a custodian for the depositary. Each ADR will also represent securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The Bank of New York's Corporate Trust Office is located at 101 Barclay Street, New York, NY 10286, U.S.A. The principal executive office of the Depositary is located at One Wall Street, New York, NY 10286, U.S.A.

You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because The Bank of New York will actually hold the ordinary shares, you must rely on it to exercise the rights of a shareholder. Our obligations and the obligations of The Bank of New York are set out in an agreement among us, The Bank of New York and you, as an ADR holder. The agreement and the ADRs are generally governed by New York law.

The following is a summary of the agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire agreement and the ADR. Directions on how to obtain copies of these are provided in the section entitled "Additional Information."

Share Dividends and Other Distributions

The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADRs represent.

Cash. The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the U.S. If that is not possible or if any approval from any government or agency thereof is needed and cannot be obtained, the agreement allows The Bank of New York to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for the interest.

Before making a distribution, any withholding taxes that must be paid under U.S. law will be deducted. See “Item 10 - Additional Information—Taxation—United States Federal Income Tax Considerations—Taxation of Dividends Paid On Ordinary Shares.” The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The Bank of New York may distribute new ADRs representing any shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADRs. It will sell shares which would require it to use a fractional ADR and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the new shares.

Rights to receive additional shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If The Bank of New York makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and issue ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, you may not be able to trade the ADRs freely in the U.S. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.

Other Distributions. The Bank of New York will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case the ADRs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADRs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The Bank of New York will issue ADRs if you or your broker deposit shares or evidence of rights to receive shares with the custodian upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees. The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its corporate trust office to the persons you request.

You may turn in your ADRs at The Bank of New York's corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADR at the office of the custodian. Or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its corporate trust office.

Voting Rights

You may instruct The Bank of New York to vote the shares underlying your ADRs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you won't be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to Israeli law and the provisions of our Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

ADR holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion thereof)	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property. Each cancellation of an ADS, including if the agreement terminates.
$0.02 (or less) per ADS	Any cash payment.
Registration or Transfer Fees	Transfer and registration of shares on the share register of the Foreign Registrar from your name to the name of The Bank of New York or its agent when you deposit or withdraw shares.
Expenses of The Bank of New York	Conversion of foreign currency to U.S. dollars. Cable, telex and facsimile transmission expenses. Servicing of shares or deposited securities.
$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	Depositary services.
Taxes and other governmental charges	As necessary The Bank of New York or the Custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes.
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our shares;

Reclassify, split up or consolidate any of the deposited securities;

Distribute securities on the shares that are not distributed to you; or

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or takes any similar action.

The cash, shares or other securities received by The Bank of New York will become deposited securities. Each ADR will automatically represent its equal share of the new deposited securities. The Bank of New York may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also issue new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs, identifying the new deposited securities.

Amendment and Termination

We may agree with The Bank of New York to amend the agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADR holders, it will only become effective thirty days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the agreement is amended.

The Bank of New York will terminate the agreement if we ask it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within sixty days. In both cases, The Bank of New York must notify you at least thirty days before termination.

After termination, The Bank of New York and its agents will be required to do only the following under the agreement: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADRs. After termination, The Bank of New York will, if practical, sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the proceeds of the sale and other cash. After termination our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

Limitations on Obligations and Liability to ADR Holders

The agreement expressly limits our obligations and the obligations of The Bank of New York, and it limits our liability and the liability of The Bank of New York. We and The Bank of New York:

•	are only obligated to take the actions specifically set forth in the agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the agreement;

•	are not liable if either exercises discretion permitted under the agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

In the agreement, we and The Bank of New York agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or make a withdrawal of shares, The Bank of New York may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary, and

•	compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer, or register transfers of ADRs generally when the books of The Bank of New York or our books are closed, or at any time if The Bank of New York or we think it advisable to do so.

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•
when temporary delays arise because: (1) The Bank of New York or we have closed its transfer books; (2) the transfer of shares is blocked to permit voting at a stockholders' meeting; or (3) we are paying a dividend on the shares; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the agreement.

Pre-Release of ADRs

In certain circumstances, subject to the provisions of the agreement, The Bank of New York may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADRs to be deposited; (2) the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and (3) The Bank of New York must be able to close out the pre-release on not more than five business days' notice. In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

Inspection of Books of the Depositary

Under the terms of the agreement, holders of ADRs may inspect the transfer books of the depositary at any reasonable time, provided, that such inspection shall not be for the purpose of communicating with holders of ADRs in the interest of a business or object other than either our business or a matter related to the deposit agreement or ADRs.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-38 of this Registration Statement.

ITEM 19. EXHIBITS

Exhibit Number	Exhibit Description
1	*Articles of Association
2.1	*Form of Deposit Agreement Between The Bank of New York, XTL Biopharmaceuticals Ltd. and the Owners and Holders of American Depositary Receipts
2.2	* ADR specimen (included in Exhibit 2.1)
4.1	†Research and License Agreement Between Yeda Research and Development Company Ltd. and Xenograft Technologies Ltd. dated April 7, 1993 **
4.2	†Amendment of Research and License Agreement Between Yeda Research and Development Company Ltd. and XTL Biopharmaceuticals Ltd. dated August 31, 1995 **
4.3	†Second Extension Agreement Between Yeda Research and Development Company Ltd. and XTL Biopharmaceuticals Ltd. dated August 14, 1996 **
4.4	†Third Extension Agreement Between Yeda Research and Development Company Ltd. and XTL Biopharmaceuticals Ltd. dated November 25, 1997 **
4.5
†Amendment No. 2 to Research and License Agreement dated April 7, 1993, as amended on August 31, 1995, between Yeda Research and Development Company Ltd. and XTL Biopharmaceuticals Ltd. dated January 25, 1998 **

4.6	†Amendment No. 3 to Research and License Agreement dated April 7, 1993 between Yeda Research and Development Company Ltd. and XTL Biopharmaceuticals Ltd. dated January 26, 2003 **
4.7	†Amendment No. 4 to Research and License Agreement dated April 7, 1993 between Yeda Research and Development Company Ltd. and XTL Biopharmaceuticals Ltd. dated June 2, 2004 **
4.8	†License Agreement Between XTL Biopharmaceuticals Ltd. and Cubist Biopharmaceuticals, Inc., dated June 2, 2004 **
4.9	†License Agreement Between XTL Biopharmaceuticals Ltd. and DRK-Blutspendedienst Baden-Wurttemberg (Ulm University, Germany) dated April 18, 2000 **
4.10	†License Agreement Between XTL Biopharmaceuticals Ltd. and Stanford University, dated September 12, 2003 **
4.11	†License Agreement Between XTL Biopharmaceuticals Ltd. and Applied Immunogenetics LLC, dated September 12, 2003**
4.12	†1998 Share Option Plan dated October 19, 1998
4.13	†1999 Share Option Plan dated June 1, 1999
4.14	†1999 International Share Option Plan Dated June 1, 1999
4.14	†2000 Share Option Plan dated April 12, 2000
4.15	†2001 Share Option Plan dated February 28, 2001
4.16	*Letter of Understanding, dated August 5, 2005, relating to the License Agreement dated June 2, 2004 between Cubist Pharmaceuticals, Inc. and XTL Biopharmaceuticals Ltd. **
4.17	*License Agreement, dated February 26, 2003, between XTL Biopharmaceuticals Ltd. and B&C Biopharm Co., Ltd.**
4.18	*Employment Agreement, dated August 1, 1999, between XTL Biopharmaceuticals Ltd. and Jonathan Burgin
4.19	*Employment Agreement, dated May 1, 1994, between XTL Biopharmaceuticals Ltd. and Shlomo Dagan
4.20	*Agreement, dated August 1, 2005, between XTL Biopharmaceuticals, Ltd. and Michael S. Weiss
4.21	*Form No. 1 of Director Service Agreement
4.22	*Form No. 2 of Director Service Agreement
4.23	*Form No. 3 of Director Service Agreement
4.24	*Form No. 4 of Director Indemnification Agreement
15.1	†Consent of PricewaterhouseCoopers, dated July 13, 2005
15.2	†Consent of KPMG LP, dated July 13, 2005

* Filed herewith.** Portions of this exhibit have been omitted pursuant to a request for confidential treatment.
† Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

XTL BIOPHARMACEUTICALS LTD. (Registrant)

Date: August 9, 2005	By:	/s/ Jonathan Burgin
Jonathan Burgin Chief Financial Officer

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
2004 ANNUAL REPORT

TABLE OF CONTENTS

Page
Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2004 and 2003	F-4

Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002, and the period from March 9, 1993 to December 31, 2004	F-5

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2004, 2003, and 2002, and the period from March 9, 1993 to December 31, 2001	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002, and the period from March 9, 1993 to December 31, 2004	F-10

Notes to the Consolidated Financial Statements	F-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)

We have audited the consolidated balance sheets of XTL Biopharmaceuticals Ltd. (A Development Stage Company; hereafter - the "Company") and its subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years ended December 31, 2004 and cumulatively for the period from January 1, 2001 to December 31, 2004 (see also below). These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the cumulative totals of the Company for the period from March 9, 1993 (date of incorporation) to December 31, 2000, which totals reflect a deficit of $25,201,000 accumulated during the development stage. Those cumulative totals were audited by an other independent registered public accounting firm whose report, dated May 3, 2005, expressed an unqualified opinion on the cumulative amounts through December 31, 2000. Our opinion, insofar as it relates to amounts included for that period is based on the report of the other independent registered public accounting firm, mentioned above.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other independent registered public accounting firm provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of the other independent registered public accounting firm, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2004 and 2003, and the consolidated results of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 and for the cumulative period from March 9, 1993 (incorporation date) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1a to the financial statements, continuation of the Company’s current operations after utilizing its current cash reserves during 2006, is dependent upon the generation of additional financial resources, either through agreements for the commercialization of its product portfolio or through external financing.

/s/ Kesselman & Kesselman
Kesselman & Kesselman
Certified Public Accountants (Israel)
A Member of PricewaterhouseCoopers International Limited
Tel-Aviv, Israel
May 3, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of XTL Biopharmaceuticals Ltd.
(A Development Stage Company):

We have audited the accompanying consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows of XTL Biopharmaceuticals Ltd. (A Development Stage Company) (the "Company") and its subsidiary for the period from March 9, 1993 to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management and of the Company's Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations of the Company and its subsidiary and their cash flows for the period from March 9, 1993 to December 31, 2000, in conformity with generally accepted accounting principles in the United States of America.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International
Tel-Aviv, Israel
May 3, 2005

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	December 31
	2004		2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (note 1e)	12,788		4,184
Short-term bank deposits (note 9a)	10,136		17,329
Marketable securities (note 9b)	—		749
Accounts receivable - trade (note 2)	543		—
Accounts receivable - other (note 9c)	306		706
Total current assets	23,773		22,968
SEVERANCE PAY FUNDS (note 5)	830		673
RESTRICTED LONG-TERM DEPOSIT (note 7b(1))	113		159
PROPERTY AND EQUIPMENT (note 4):
Cost	3,312		3,143
Less - accumulated depreciation and amortization	2,404		2,090
	908		1,053
Total assets	25,624		24,853
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals (note 9d)	3,134		3,001
Deferred gain (notes 1j and 2)	399		—
Total current liabilities	3,533		3,001
LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (note 5)	1,291		1,244
DEFERRED GAIN (notes 1j and 2)	1,198		—
COMMITMENTS AND CONTINGENCIES (note 7)
Total liabilities	6,022		4,245
SHAREHOLDERS’ EQUITY (note 6):
Ordinary shares of NIS 0.02 par value (authorized: 300,000,000 as of December 31, 2004 and 2003; issued and outstanding: 168,079,196 as of December 31, 2004 and 112,019,464 as of December 31, 2003)	841		594
Additional paid in capital	104,537	*	89,303	*
Deferred share-based compensation	—	*	—	*
Accumulated other comprehensive loss	—		14
Deficit accumulated during the development stage	(85,776)		(69,303)
Total shareholders’ equity	19,602		20,608
Total liabilities and shareholders’ equity	25,624		24,853

/s/ Rusi K. Kathoke	/s/ Jonathan Burgin
Rusi K. Kathoke	Jonathan Burgin
Director	Chief Financial Officer

* Reclassified

Date of approval of the financial statements: May 3, 2005

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share and per share amounts)

				Period from
				March 9, 1993*
	Year ended December 31			to December 31,
	2004	2003	2002	2004
REVENUES (notes 1j and 2):
Reimbursed out-of-pockets expenses	3,269	—	—	3,269
License	185	—	—	185
	3,454	—	—	3,454

COST OF REVENUES (notes 1j and 2):
Reimbursed out-of-pockets expenses	3,269	—	—	3,269
License (with respect to royalties)	32	—	—	32
	3,301	—	—	3,301

GROSS MARGIN	153	—	—	153

RESEARCH AND DEVELOPMENT COSTS(note 9e)	11,985	13,668	13,231	75,223
LESS - PARTICIPATIONS (note 7a(3))	—	3,229	75	10,950
	11,985	10,439	13,156	64,273

GENERAL AND ADMINISTRATIVE EXPENSES (note 9f)	4,134	3,105	3,638	23,555
BUSINESS DEVELOPMENT COSTS (note 9g)	810	664	916	4,286
IMPAIRMENT OF ASSET HELD FOR SALE (note 4c)	—	354	—	354

OPERATING LOSS	16,776	14,562	17,710	92,315

FINANCIAL INCOME - net (note 9h)	352	352	597	6,700
LOSS BEFORE TAXES ON INCOME	16,424	14,210	17,113	85,615

TAXES ON INCOME	49	78	27	161
NET LOSS FOR THE YEAR	16,473	14,288	17,140	85,776

BASIC AND DILUTED PER SHARE DATA:
Loss per ordinary share	$ (0.12)	$ (0.13)	$ (0.15)
Weighted average number of shares used to compute loss per ordinary share	134,731,766	111,712,916	111,149,292

* Incorporation date, see note 1a.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of U.S. dollars, except share amounts)

	Preferred shares		Ordinary shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital
CHANGES DURING THE PERIOD FROM MARCH 9, 1993 (DATE OF INCORPORATION) TO DECEMBER 31, 2001:
Comprehensive loss:
Net loss	—	—	—	—	—
Net unrealized loss	—	—	—	—	—
Comprehensive loss	—	—	—	—	—
Deferred share-based compensation	—	—	—	—	377
Amortization of deferred compensation expenses	—	—	—	—	—
Non-employee stock option expenses	—	—	—	—	106
Exercise of share warrants	—	—	1,707,980	8	414
Exercise of employee stock options	15,600	**	221,638	1	26
Issuance of share capital, net of share issue expenses	43,571,850	250	—	—	26,187
Bonus shares	7,156,660	41	19,519,720	97	(138)
Conversion of preferred shares into ordinary shares	(50,744,110)	(291)	50,744,110	291	—
Receipts in respect of share warrants (expired in 1999)	—	—	—	—	89
Issuance of share capital	—	—	15,183,590	75	16,627
Initial public offering (“IPO”) of the Company’s shares under a prospectus dated September 20, 2000 (net of $ 5,199 - issuance expenses)	—	—	23,750,000	118	45,595

BALANCE AT DECEMBER 31, 2001	—	—	111,127,038	590	89,283	*

*   Reclassified
** Represents an amount less than $1,000

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (continued)
(in thousands of U.S. dollars, except share amounts)

	Deferred share- based compensation		Accumulated other comprehensive income (loss)	Deficit accumulated during the development stage	Total
CHANGES DURING THE PERIOD FROM MARCH 9, 1993 (DATE OF INCORPORATION) TO DECEMBER 31, 2001:
Comprehensive loss:
Net loss	—		—	(37,875)	(37,875)
Net unrealized loss	—		(45)	—	(45)
Comprehensive loss	—		(45)	(37,875)	(37,920)
Deferred share-based compensation	(377)		—	—	—
Amortization of deferred compensation expenses	377		—	—	377
Non-employee stock option expenses	—		—	—	106
Exercise of share warrants	—		—	—	422
Exercise of employee stock options	—		—	—	27
Issuance of share capital, net of share issue expenses	—		—	—	26,437
Bonus shares	—		—	—	—
Conversion of preferred shares into ordinary shares	—		—	—	—
Receipts in respect of share warrants (expired in 1999)	—		—	—	89
Issuance of share capital	—		—	—	16,702
Initial public offering (“IPO”) of the Company’s shares under a prospectus dated September 20, 2000 (net of $ 5,199 - issuance expenses)	—		—	—	45,713

BALANCE AT DECEMBER 31, 2001	—	*	(45)	(37,875)	51,953

The accompanying notes are an integral part of the financial statements.

* Reclassified

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
(in thousands of U.S. dollars, except share amounts)

	Ordinary shares
	Number of shares	Amount	Additional paid in capital
BALANCE AT DECEMBER 31, 2001 - brought forward	111,127,038	590	89,283	*
CHANGES DURING 2002:
Comprehensive loss:
Net loss	—	—	—
Net unrealized loss	—	—	—
Comprehensive loss	—	—	—
Exercise of employee stock options	38,326	**	20
BALANCE AT DECEMBER 31, 2002	111,165,364	590	89,303	*
CHANGES DURING 2003:
Comprehensive loss:
Net loss	—	—	—
Net unrealized gain	—	—	—
Comprehensive loss	—	—	—
Exercise of employee stock options	854,100	4	—
BALANCE AT DECEMBER 31, 2003	112,019,464	594	89,303	*
CHANGES DURING 2004:
Comprehensive loss:
Net loss	—	—	—
Net unrealized gain	—	—	—
Comprehensive loss	—	—	—
Non-employee stock option expenses	—	—	32
Exercise of employee stock options	50,000	**	19
Issuance of shares, net of $2,426 share issuance expenses	56,009,732	247	15,183
BALANCE AT DECEMBER 31, 2004	168,079,196	841	104,537	*

    *   Reclassified
    ** Represents an amount less than $ 1,000.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
(in thousands of U.S. dollars, except share amounts)

	Deferred share- based compensation		Accumulated other comprehensive income (loss)	Deficit accumulated during the development stage	Total
BALANCE AT DECEMBER 31, 2001 - brought forward	—	*	(45)	(37,875)	51,953
CHANGES DURING 2002:
Comprehensive loss:
Net loss	—		—	(17,140)	(17,140)
Net unrealized loss	—		(3)	—	(3)
Comprehensive loss	—		(3)	(17,140)	(17,143)
Exercise of employee stock options	—		—	—	20
BALANCE AT DECEMBER 31, 2002	—	*	(48)	(55,015)	34,830
CHANGES DURING 2003:
Comprehensive loss:
Net loss	—		—	(14,288)	(14,288)
Net unrealized gain	—		62	—	62
Comprehensive loss	—		62	(14,288)	(14,226)
Exercise of employee stock options	—		—	—	4
BALANCE AT DECEMBER 31, 2003	—	*	14	(69,303)	20,608
CHANGES DURING 2004:
Comprehensive loss:
Net loss	—		—	(16,473)	(16,473)
Net unrealized gain	—		(14)	—	(14)
Comprehensive loss	—		(14)	(16,473)	(16,487)
Non-employee stock option expenses	—		—	—	32
Exercise of employee stock options	—		—	—	19
Issuance of shares, net of $2,426 share issuance expenses	—		—	—	15,430
BALANCE AT DECEMBER 31, 2004	—	*	—	(85,776)	19,602

* Reclassified

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

Year ended December 31			Period from March 9, 1993 (b)
2004	2003	2002	to December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(16,473)	(14,288)	(17,140)	(85,776)
Adjustments to reconcile loss to net cash used in operating activities:
Depreciation and amortization	319	440	470	2,587
Capital loss (gain) on sale of property and equipment	1	2	(1)	12
Change in liability for employee rights upon retirement	30	129	333	1,469
Impairment of asset held for sale	—	354	—	354
Loss (gain) from marketable securities, net	13	(27)	41	(410)
Stock based compensation expenses	32	—	—	515
Loss (gain) on amounts funded in respect of employee	(4)	5	(1)	(85)
Changes in operating asset and liability items:
Increase in accounts receivable - trade	(543)	—	—	(543)
Decrease (increase) in accounts receivable - other	400	(440)	606	(259)
Increase (decrease) in accounts payable and accruals	133	499	(20)	3,087
Increase in deferred gain	1,597	—	—	1,597
Net cash used in operating activities (a)	(14,495)	(13,326)	(15,712)	(77,452)
CASH FLOWS FROM INVESTING ACTIVITIES:
Short-term deposits, net	7,193	14,724	1,058	(10,136)
Long-term deposits, net	46	(20)	2	(113)
Investment in available for sale securities	—	(71)	(1,219)	(3,363)
Proceeds from sales of available for sale securities	722	1,048	716	3,773
Severance pay funded	(136)	(112)	(97)	(841)
Purchase of property and equipment	(180)	(81)	(659)	(3,983)
Proceeds from sale of property and equipment	5	2	8	122
Net cash provided by (used in) investing activities	7,650	15,490	(191)	(14,541)

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(in thousands of U.S. dollars)

Year ended December 31			Period from March 9, 1993 (b)
2004	2003	2002	to December 31, 2004

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital - net of share issuance expenses	15,430	—	—	104,371
Exercise of share warrants and employee stock options	19	4	20	492
Proceeds from long-term debt	—	—	—	399
Proceeds from short-term debt	—	—	—	50
Repayment of long-term debt	—	—	—	(399)
Repayment of short-term debt	—	—	—	(50)
Net cash provided by financing activities	15,449	4	20	104,863

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,604	2,168	(15,883)	12,788

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,184	2,016	17,899	—

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	12,788	4,184	2,016	12,788

Supplementary information on financing activity not involving cash flows -
Conversion of convertible subordinated debenture into shares	—	—	—	1,700

Supplemental disclosures of cash flow information:
Income taxes paid (mainly - tax advance in respect of excess expenses)	107	161	79	321
Interest paid	—	—	—	350
(a) Including effect of changes in the exchange rate on cash	(73)	(9)	(709)	(1,839)
(b) Incorporation date, see note 1a.

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a.	General:

1)	XTL Biopharmaceuticals Ltd. (“the Company”) was incorporated under the Israel Companies Ordinance on March 9, 1993. The Company is a development stage company in accordance with Financial Accounting Standard 7 (“FAS”) “Accounting and Reporting by Development Stage Enterprises.”

The Principal activity of the Company is the development of therapeutic pipelines for the treatment of infectious diseases.

The Company has licensed its product HepeX-B to Cubist Pharmaceuticals, Inc. (hereinafter “Cubist”) during 2004, see notes 1j and 2 as to details of the agreement.

The Company has a wholly-owned subsidiary in the United States - XTL Biopharmaceuticals Inc. (“Subsidiary”), which was incorporated in 1999 under the law of the state of Delaware. The subsidiary is primarily engaged in clinical activities and business development.

2)	Through December 31, 2004, the Company has incurred losses in an aggregate amount of U.S.$86 million. Such losses have resulted from the Company’s activities as a development stage company. It is expected that the Company will be able to finance its operations from its current reserves for the coming year. Continuation of the Company’s current operations after utilizing its current cash reserves during 2006 is dependent upon the generation of additional financial resources either through agreements for the commercialization of its product portfolio or through external financing.

3)	The consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

4)	The preparation of the financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported expenses during the reporting periods. Actual results may vary from these estimates.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Functional currency

The currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar ("$" or "dollar").

Most of the Company's research and development expenses are incurred in dollars. A significant part of the Company's capital expenditures and most of its financing is in dollars.

Thus, the functional currency of the Company is dollar.

Since the U.S. dollar is the primary currency in the economic environment in which the Company operates, monetary accounts maintained in currencies other than the U.S. dollar (principally cash and liabilities) are remeasured using the representative foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations and have not been material to date.

c.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany transactions and balances were eliminated in consolidation.

d.	Impairment of long-lived assets

Pursuant to FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”), long-lived assets, to be held and used by an entity, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets held and used is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values. Assets “held for sale” are reported at the lower of their carrying amount or fair value less estimated costs to sell (see also note 4c).

e.	Cash equivalents

Highly liquid investments, which include short-term bank deposits (up to three months from date of deposits), that are not restricted as to withdrawal or use, are considered by the Company and its subsidiary to be cash equivalents.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Marketable securities

Pursuant to FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's investment in debt securities (mainly debentures) have been designated as available-for-sale. Available-for-sale securities are carried at fair value, which is determined based upon the quoted market prices of the securities, with unrealized gains and losses reported in accumulated other comprehensive income, a component of shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in financial income. The Company views its available-for-sale portfolio as available for use in its current operations. Interest, premium and discount amortization, and dividends on securities classified as available-for-sale are included in financial income.

g.	Property and equipment

These assets are carried at cost less depreciation and impairment charges. Depreciation is computed using the straight-line method over the estimated useful life of the assets.

Annual rates of depreciation are as follows:

%
Laboratory equipment	10-20 (mainly 15)
Computers	33
Furniture and office equipment	6-15

Leasehold improvements are amortized by the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

h.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when these differences reversed. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Paragraph 9(f) of FAS 109, “Accounting for Income Taxes,” prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Research and development costs and participations

Research and development costs are expensed as incurred and consist primarily of personnel, sub-contractors, facilities, equipment and supplies for research and development activities.

Participations from government (and from others) for development of approved projects are recognized as a reduction of expense as the related costs are incurred (see also note 7).

j.	Revenue Recognition

The Company recognizes the revenue from the licensing agreement with Cubist (see also note 2) under the provisions of the EITF 00-21 entitled “Revenue Arrangements with Multiple Deliverables” and SAB 104 entitled “Revenue Recognition.” Under those terms, companies are required to defer all revenue from multiple-element arrangements if sufficient objective and reliable evidence of fair value does not exist for the allocation of revenue to the various elements of the arrangement. Since the Company does not have the ability to determine the fair value of each unit of accounting, the agreement was accounted for as one unit of accounting, after failing the separation criteria, and the Company recognizes revenue on the abovementioned agreement ratably over the life of the arrangement.

In addition, Cubist has requested the Company to provide development services that are reimbursed by Cubist. As required by EITF 01-14 “Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred,” amounts paid by the Company, as a principal, as an “out-of-pocket” costs are included in the cost of revenues as reimbursable out-of-pocket expenses and the reimbursements the Company receives as a principal are reported as reimbursed out-of-pocket revenues.

k.	Business development costs

Costs associated with business development are comprised of costs related to partnering activities for the Company’s programs and seeking for new research and development collaborations. The Business development expenses are expensed as incurred.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Loss per share (“LPS”)

Basic and diluted losses per share are presented in accordance with FAS No. 128. “Earnings per share” (“FAS 128”), for all the years presented. Outstanding share options, and warrants have been excluded from the calculation of the diluted loss per share because all such securities are antidilutive for all the years presented. The total number of ordinary shares related to outstanding options and warrants excluded from the calculations of diluted net loss per share were 18,187,062, 17,721,724 and 19,789,011 for the years ended December 31, 2004, 2003 and 2002, respectively.

m.	Comprehensive loss

Comprehensive loss, presented in shareholders’ equity consists of net loss for the period and net unrealized gains or losses on available for sale marketable securities.

n.	Stock- based compensation

The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28”), and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123”) as amended by FAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (see also p below).

Under APB 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company’s common stock and the exercise price. When the number of the underlying shares or the exercise price is not known at the grant date, the Company updates each period the compensation expenses until such data becomes known.

FAS 123 defines a “fair value” based method of accounting for an employee stock option. The pro forma disclosures of the difference between the compensation expense included in net loss and the related cost measured by the fair value method are presented below.

The alternative method to the intrinsic value method of accounting for stock-based compensation is the fair value approach prescribed by FAS 123, as amended by FAS 148. If the Company followed the fair value approach, the Company would be required to record deferred compensation based on the fair value of the stock option at the date of grant. The fair value of the stock option is required to be computed using an option-pricing model, such as the Black-Scholes option valuation model, at the date of the stock option grant. The deferred compensation calculated under the fair value method would then be amortized over the respective vesting period of the stock option.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on loss and loss per share assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

	Year ended December 31			Period from March 9, 1993* to December 31,
	2004	2003	2002	2004
	($ in thousands, except per share amounts)
Net loss for the period, as reported	16,473	14,288	17,140	85,776
Deduct: stock- based employee compensation expense, included in reported loss	--	--	--	(483)
Add: stock- based employee compensation expense determined under fair value method for all awards	239	821	1,297	6,355
Net loss - pro-forma	16,712	15,109	18,437	91,648
Basic and diluted loss per share:
As reported	0.12	0.13	0.15
Pro-forma	0.12	0.14	0.17

* Incorporation date, see note 1a.

Refer to note 6b(2) for the assumptions that were included in the Black-Scholes option valuation calculation.

The Company accounts for equity instruments issued to non-employees in accordance with the fair value method prescribed by FAS 123 and the provisions Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services (“EITF 96-18”).

o.	Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Recently issued accounting pronouncements in the United States:

(1)	FAS 123 (Revised 2004) Share-based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB 25, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Early adoption of FAS 123R is encouraged.

On April 15, 2005, the Securities and Exchange Commission (the “SEC”) approved a new rule allowing companies to implement FAS 123R at the beginning of their first annual period, rather than the first interim period, beginning after June 15, 2005. The SEC’s new rule does not change the accounting required by FAS 123R; it only changes the dates of compliance with the standard.

The Company decided to adopt this statement on January 1, 2005. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123 (see also n above).

The Company estimates that the cumulative effect of adopting FAS 123R as of its adoption date by the Company (January 1, 2005), based on the awards outstanding as of December 31, 2004, will be approximately $22,000. The Company expects that upon the adoption of FAS 123R, the Company will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated.

The company expects that this statement may have material effect on it's financial position and results of operations. The impact of this statement on the Company’s financial statements or its results of operations in 2005 and beyond will depend upon various factors, among them the Company’s future compensation strategy.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

(2)	FAS 153 Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29

In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29 (FAS 153).  FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions in FAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after December 15, 2005 (January 1, 2006 for the Company).  Early application of the FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

NOTE 2 - LICENSE AGREEMENT WITH CUBIST

The Company entered into a licensing agreement with Cubist in June 2004, under which the Company granted to Cubist an exclusive, worldwide license (with the right to sub-license) to commercialize HepeX-B and any other product containing a hMAb or humanized monoclonal antibody or fragment directed at the hepatitis B virus owned or controlled by the Company. See also note 1j for the revenue recognition treatment.

Cubist paid the Company an initial up front nonrefundable payment of U.S.$1 million upon the signing of the agreement, and a payment of U.S.$1 million (out of which $185,000 was recorded as revenue in the year ended December 31, 2004) out of an aggregate amount of U.S.$2 million as collaboration support to be paid in installments until the end of 2005 and an additional amount of U.S.$3 million upon achievement of certain regulatory milestones till 2007 or an amount of U.S.$2 million upon achievement of the same certain regulatory milestones till 2008.

The Company accounts for the payments resulting from the agreement, as follows (i) the $1 million up-front fee and the installment payments aggregating $2 million are recorded as deferred revenue upon receipt and amortized through 2008 or date regulatory approval obtained, if earlier, and (ii) the milestone contingent payments will be recorded as revenue upon regulatory approval milestones obtained.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

 NOTE 2 - LICENSE AGREEMENT WITH CUBIST (continued):

Under the agreement, the Company is entitled to receive royalties from net sales by Cubist, if any, generally ranging from 10% to 17%, depending on levels of net sales achieved by Cubist, subject to certain deductions based on patent protection of HepeX-B in that territory, total costs of HepeX-B development, third party license payments and indemnification obligations.

The agreement expires on the later of the last valid patent claim covering Hepex-B to expire, or 10 years after the first commercial sale of HepeX-B on a country by country basis.

Under a research and license agreement (see note 7 a(1) for details), the Company paid during 2004, $250,000 with respect to the $1 million up front fee received in June 2004, out of which $32,000 was recorded as cost of revenues in 2004.

The balance of the deferred gain, related to the revenue from Cubist, as of December 31, 2004, was presented in the balance sheet, net of the above mentioned payment, as follows:

December 31, 2004
($ in thousands)
Deferred revenue	1,815
Less - Deferred expenses related to Yeda	218
Deferred gain	1,597

For the commitment to the Government of Israel, related to the transfer of manufacturing rights of the Company’s HepeX-B product, under the terms of the agreement with Cubist, see note 7a(3).

NOTE 3 - INVESTMENT IN ASSOCIATED COMPANY

During March 2001, the Company acquired 20% of the shares of U.S. based iviGene Corporation (hereafter - iviGene) for $ 1 million and agreed to fund certain research activities at iviGene. The acquisition of shares and the ongoing funding were charged to Research and Development costs in the statement of operations. During 2002, the Company terminated funding research activities at iviGene. The Company had an option to acquire the remaining shares of iviGene for $ 4 million in cash and $ 16 million in the Company’s shares. This option expired in 2002.

The Company will not have the title for benefits from future developments beyond its holding rights, or any obligations to fund the operations of iviGene.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - PROPERTY AND EQUIPMENT:

a.	Composition of the assets, grouped by major classifications, is as follows:

December 31
2004	2003
($ in thousands)
Cost:
Laboratory equipment	1,828	1,727
Computers	517	497
Leasehold improvements	698	698
Furniture and office equipment	269	221
	3,312	3,143
Accumulated depreciation and amortization:
Laboratory equipment	1,120	932
Computers	488	438
Leasehold improvements	691	639
Furniture and office equipment	105	81
	2,404	2,090
	908	1,053

b.	Depreciation and amortization totaled $ 319,000, $ 440,000 and $ 470,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

c.	Asset held for sale

During 2003, the Company’s management determined to put on hold early stage research activities, and consequently, to sell an asset used in one of these activities. Under the provisions of FAS 144, the Company’s management reviewed the carrying value of this asset (original cost $ 415,000, depreciated amount - $ 354,000) and determined to write it off. An impairment charge in an amount of $ 354,000 was recorded.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - EMPLOYEE RIGHTS UPON RETIREMENT:

a.	The Company

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The following principal plans relate to the Company:

1)	On June 30, 2001 the Company entered into an agreement with each employee implementing Section 14 of the Severance Compensation Act, 1963 (the “Law”) and the General Approval of the Labor Minister issued in accordance to the said Section 14, mandating that upon termination of such employee’s employment, the Company shall release to the employee all the amounts accrued in its Insurance Policies. Accordingly, the Company remits each month to each of its employee’s Insurance Policy, the amounts required by law to cover the severance pay liability.

The severance pay liabilities covered by these contribution plans are not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the severance funds.

2)	Insurance policies for certain employees (senior managers): the policies provide most of the coverage for severance pay and pension liabilities of managerial personnel, the remainder liabilities are covered by the Company.

The Company has recorded a severance pay liability for the amount that would be paid if all those employees were dismissed at the balance sheet date, on an undiscounted basis, in accordance with Israeli labor law. This liability is computed based upon the number of years of service multiplied by the latest monthly salary. The amount of accrued severance pay represents the Company’s severance pay liability in accordance with labor agreements in force and based on salary components, which in management’s opinion, create an entitlement to severance pay.

The Company may only utilize the insurance policies for the purpose of disbursement of severance pay.

b.	The subsidiary

The subsidiary’s severance pay liability is calculated based on the agreements between the subsidiary and its employees.

c.	Severance pay expenses

Severance pay expenses totaled $ 30,000, $ 129,000 and $ 333,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Loss (gain) on amounts funded in respect of employee rights upon retirement totaled $(4,000), $5,000 and $(1,000) for the years ended December 31, 2004, 2003 and 2002, respectively.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

d.	Cash flow information regarding the company’s liability for employee rights upon retirement:

1.	The Company contributed in 2004, 2003 and 2002 to the insurance companies in respect to its severance pay obligations to Israeli employees, $276,000, $348,000 and $327,000, respectively, and expects to contribute, in 2005, $ 290,000 to the insurance companies in respect to its severance pay obligations to Israeli employees.

2.	The Company expects to pay between 2012 to 2014 future benefits to certain employees who have reached retirement age during these years in the amount of $61,000.

The above amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement date. These amounts do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age.

NOTE 6 - SHAREHOLDERS’ EQUITY:

a.	Share Capital

As of December 31, 2004, the shares are traded on the London Stock Exchange. The quoted price per share, as of December 31, 2004 is 25.25 p (U.S. $ 0.49).

On August 10, 2000, the Company raised in a private offering an amount of $16.7 million- 15,183,590 ordinary shares of NIS 0.02.

Prior to the Company’s Initial Public Offering (“IPO”), of its Ordinary Shares on the London Stock Exchange, see also below, all classes of shares were respectively reclassified as 30,000,000 authorized Ordinary Shares of nominal value of NIS 0.2 each, of which 7,106,381 Ordinary Shares of NIS 0.2 each were issued and outstanding.

On August 10, 2000, the Company split the share capital so that each Ordinary Share of NIS 0.2 shall be divided into 10 Ordinary Shares of NIS 0.02 each, so that following the split, the authorized share capital consists of 300,000,000 Ordinary Shares of NIS 0.02 each, of which 71,063,810 Ordinary Shares of NIS 0.02 each were issued and outstanding.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

On September 20, 2000 the Company completed an IPO, as result of which 20,900,000 Ordinary Shares of NIS 0.02 each have been issued. The proceeds of the issuance of shares in the amount of ₤ 31.3 million (before deduction of share issue expenses) were received as $ 44.7 million. The underwriters of the IPO were granted an over-allotment option. Accordingly, on October 26, 2000, the Company issued 2,850,000 Ordinary Shares of NIS 0.02 for a consideration of $ 6.2 million (before deduction of share issue expenses) at the price of ₤ 1.5 per share or $2.1 per share (the IPO price) to meet over-allotments in connection with the placing.

On August 2 2004, the Company completed a Placing and Open Offer for new ordinary shares, as result of which 56,009,732 Ordinary shares of NIS 0.02 each have been issued. The gross proceeds of the issuance of shares amount to ₤9.8 million - $17.8 million (approximately ₤8.5 million - $15.4 million, net of issuance costs).

b.	Summary of the Company's stock options

In May 2001, the Company’s board of directors approved a stock option plan for employees of the Company and its subsidiary (hereafter - the 2001 plan), according to which up to 11,000,000 options are available to be granted. Under this plan, each option is exercisable to purchase one ordinary share of NIS 0.02 par value of the Company. The lock up period of the options is two years from the date of grant. As of December 31, 2004, the remaining number of options available for future grants in this pool is 6,250,600. Other than the option available for future grants for the 2001 plan, there are no option available for future grants for previous plans.

1)	The following table summarizes information about stock options granted from the date of incorporation (March 9, 1993) to December 31, 2004:

			Number	Exercise
Grant	The	Grant	of	price per	Vesting
number	grantees	date	options	option	period

1	Employees of the Company	May 1995	900,900	NIS 0.02	4 year period on a yearly basis
2	Employees of the Company	February 1997	3,955,090	$ 0.365	4 year period on a yearly basis
3	Employees of the Company	August 1998	423,680	$ 0.497	4 year period on a yearly basis, starting December 3, 1997
4	Senior officers of the Company	October 1998	5,038,360	$ 0.497	4 year period on a monthly basis

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

Grant number	The grantees	Grant date	Number of options	Exercise price per option	Vesting period

5	Employees of the Company and its subsidiary	June 1999	1,672,500	$0.497	4 year period on a yearly basis
6	Senior officers of the Company	August 1999	678,720	$0.497	4 year period on a monthly basis
7	Employees of the Company and its subsidiary	April 2000	1,870,000	$1.1	4 year period on a monthly or yearly basis
8	Employees of the Company and its subsidiary	May 2001	1,942,900	$0.931	3 year period on a yearly basis starting May 2003
9	Employees of the Company and its subsidiary	September 2001	306,400	$0.766	3 year period on a yearly basis starting September 2003
10	Employees of the Company and its subsidiary	March 2002	425,800	$0.851	3 year period on a yearly basis starting March 2004
11	Employees of the Company and its subsidiary	September 2002	877,400	$0.482	3 year period on a yearly basis starting September 2004
12	Employees of the Company and its subsidiary	February 2003	699,900	$0.1055	3 year period on a yearly basis starting February 2005
13	Employees of the Company and its subsidiary	September 2003	125,000	$0.25	3 year period on a yearly basis starting September 2005
14	Employees of the Company	March 2004	103,200	$0.486	3 year period on a yearly basis starting March 2006
15	Employees of the Company	September 2004	148,800	$0.315	3 year period on a yearly basis starting September 2006
16	Senior officer of the Company	October 2004	120,000	$0.243	3 year period on a yearly basis starting October 2006

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

In addition, on May 2001, the Company granted 2,120,000 options to senior officers and directors without consideration, with an exercise price of $ 0.931 (par value) each.

These senior officers and directors were entitled to exercise the options based on achievement of certain performance conditions. According to the performance criterias, only one third of the conditions were achieved and therefore, two thirds were expired.

The Company applied “variable-plan” accounting treatment in respect of this grant.

General conditions:

(1)	All options were granted without consideration.
(2)	The options are exercisable over a period of 10 years, from the grant date.

2) Stock Options granted are as follows:

	Year ended December 31
	2004		2003		2002
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
		$		$		$
Balance outstanding at beginning of year	15,552,661	0.59	17,816,823	0.61	17,279,890	0.62
Changes during the year:
Granted *	372,000	0.34	824,900	0.13	1,303,200	0.61
Exercised	(50,000)	0.365	(854,100)	0.01	(38,326)	0.50
Expired and forfeited	(129,000)	0.68	(2,234,962)	0.83	(727,941)	0.83
Balance outstanding at end of year	15,745,661	0.58	15,552,661	0.59	17,816,823	0.61
Balance exercisable at end of year	14,059,136	0.60	9,960,260	0.45	12,083,088	0.48

* The options exercise price was equal to the share price in the grant date.

The weighted average fair value of options granted during the year, estimated by using the Black & Scholes option-pricing model, was $ 0.10, $ 0.07 and $ 0.08 for the year ended December 31, 2004, 2003 and 2002, respectively. The fair value of the options was estimated on the date of grant, based on the following weighted average assumptions: dividend yield of 0% for all relevant years; expected volatility of: 2004- 35%, 2003 - 45% and 49% for 2002; risk-free interest rates (in dollar terms) of: 2004- 2.9%, 2003 - 2.75% and 2.9% for 2002; and expected lives of 2 to 4 years, for all the reported years, depending on the vesting period of the options.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

3)	The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

	Options outstanding		Options exercisable
		Weighted		Weighted
		average		average
	Balance at	remaining	Balance at	remaining
	December 31,	contractual	December 31,	contractual
	2004	life	2004	life
	Number	In years	Number	In years
Exercise prices:
NIS 0.02	2,600	0.22	2,600	0.22
U.S.$ 0.1055	537,400	8.16	—	—
U.S.$ 0.243	120,000	9.20	—	—
U.S.$ 0.25	125,000	8.68	—	—
U.S.$ 0.315	148,800	9.33	—	—
U.S.$ 0.365	3,511,780	2.11	3,511,780	2.11
U.S.$ 0.482	711,400	7.68	313,016	7.68
U.S.$ 0.486	103,200	9.75	—	—
U.S.$ 0.497	6,395,880	3.66	6,395,880	3.66
U.S.$ 0.766	147,600	6.71	113,652	6.71
U.S.$ 0.851	167,000	7.20	101,035	7.20
U.S.$ 0.931	2,049,701	6.38	1,895,873	6.38
U.S.$ 1.1	1,725,300	5.28	1,725,300	5.28
	15,745,661		14,059,136

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS’ EQUITY (continued):

c.	Share Purchase Options:

1)	According to specific agreements signed with consultants, directors and members of the Scientific Advisory Board, the Company has granted them options to purchase ordinary shares as described below. These shares are not part of the plans described in b. above. Each option entitles the holder to purchase one ordinary share of NIS 0.02 par value of the Company.

The following table summarizes information about share purchase options granted.

December 31
2004	2003	2002
Number of options

Balance outstanding at beginning of year	2,205,000	2,280,000	2,430,000
Changes during the year:
Granted	380,000	—	—
Forfeited	—	(75,000)	(150,000)
Total at end of year (1)	2,585,000	2,205,000	2,280,000
(1) Exercise price:
$ 0.497-0.538	930,000	930,000	930,000
$ 2.11	1,275,000	1,275,000	1,350,000
$ 0.238-0.306	380,000	—	—
	2,585,000	2,205,000	2,280,000
Exercisable by year end:
Exercise price:
$ 0.497-0.538	922,188	894,063	847,188
$ 2.11	1,275,000	1,275,000	1,125,000
$ 0.238-0.306	75,901	—	—
	2,273,089	2,169,063	1,972,188

The charges for stock compensation relating to options granted to consultants were $32,000 in 2004 (of which $30,000 was charged to research and development costs, and $2,000 was charged to general and administrative expenses).

See note 6b(1) for the weighted average assumptions used in the calculation of Black & Scholes option-pricing model.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

a.	Royalty Bearing Agreements:

1)	Under a Research and License agreement with Yeda Research and Development Company Ltd. (“Yeda”), the Company is committed to pay royalty payments at rates determined in the agreement not exceeding 3% of net sales, or royalty rates mainly between 20% to 25% of sublicensing fees, for products in development and research under such an agreement. (See also note 2).

2)	Although the Company usually conducts its own research and development, it also enters where appropriate into participation agreements with third parties in respect of particular projects. In connection with such agreements the Company may incur royalty and milestone obligations commitments at varying royalty rates not exceeding 5 % of future net sales or 25 % of sublicensing fees of products developed, based on such agreements.

3)	The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. At the time grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties. Under the terms of company's funding from the Israeli Government, royalties of 3% - 5% are payable on sales of products developed from projects so funded, up to 100% of the amount of the grant received by the Company (dollar linked); as from January 1, 1999 - with the addition of an annual interest based on Libor.

At December 31, 2004, the maximum amount of the contingent liability in respect of royalties related to ongoing projects to the government is $3,683,000.

In addition, the Company has received the approval of the Government of Israel for the transfer of manufacturing rights of its HepeX-B product, under the terms of the agreement with Cubist (see note 2). As a consequence, thereof, the Company is obligated to re-pay the grants received from the Government of Israel for the financing of the HepeX-B product from any amounts received by the Company from Cubist due to the sales of HepeX-B product, at a percentage rate per annum calculated based on the aggregate amount of grants received from the Government of Israel divided by all amounts invested by the Company in the research and development activities of HepeX-B, and up to an aggregate amount of 300% of the original amounts received for such project, including interest at the LIBOR rate. As of December 31, 2004, the aggregate amount received from the Government of Israel for the financing of the HepeX-B project including interest and Libor rate is equal to $4,145,000

4)	The Company entered into a licensing agreement with Cubist, see notes 2 and a(3) above for details.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued):

b.	Rental Commitments:

1)	Premises occupied by the Company in Israel are rented under operating lease agreements until 2006, with an option to renew the lease agreements till 2007.

Future minimum rental payments under these agreements (dominated in U.S. dollars) are as follows:

December 31, 2004
($ in thousands)
In 2005	306
In 2006	355
In 2007	366
1,027

To secure the lease agreements in Israel, the Company provided a bank guarantee. As of December 31, 2004, the guarantee is secured by pledge on a long-term deposit amounting to $113,000 (December 31, 2003- $159,000) linked to the Israeli Consumer Price Index (“CPI”), which is included in the balance sheet as long-term deposit.

Premises occupied by the subsidiary in the U.S. are on a monthly renewal basis.

Rental expenses during the year ended December 31, 2004 amounted to $ 394,000, December 31, 2003 - $ 427,000 and December 31, 2002 - $ 362,000.

2)	The Company leases vehicles under the terms of certain operating lease agreements. These agreements expire in the years 2006 and 2007 .

Future minimum lease payments - linked to the CPI - are as follows:

December 31, 2004
($ in thousands)
In 2005	75
In 2006	72
In 2007	49
196

Vehicles expense during the year ended December 31, 2004 amounted to $ 84,000, December 31, 2003 - $ 105,000 and December 31, 2002 - $ 121,000.

c.	Other Commitments

The Company has commitments to pay amounts aggregating $ 1,129,000 in respect of research and development costs (mainly for subcontractors) for the year 2005.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - TAXES ON INCOME:

a.	The Company

Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985:

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the CPI. The Company is taxed under this law.

Results for tax purposes are measured on a real basis - adjusted for the increase in the Israeli CPI. As explained in note 1b, the financial statements are presented in dollars. The difference between the change in the Israeli CPI and the NIS-dollar exchange rate - both on annual and cumulative bases - causes a difference between taxable income and income reflected in these financial statements (see also note 1i).

Tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959

The Company has been granted an “approved enterprise” status under the Israeli Law for Encouragement of Capital Investments, 1959. Income derived from the approved enterprise during a period of 10 years from the year in which this enterprise first realize taxable income, provided the maximum period to which it is restricted by the law has not elapsed, is entitled to tax benefits as follows:

Tax exemption for 2 years and reduced tax rate for the remaining 8 years. The Company has not yet incurred taxable income. The reduced tax rate is dependent upon the percentage of foreign-owned holdings (10% - 25%). Since the Company is currently over 49% foreign owned, it is entitled to reduced tax at the rate of 20%.

The Company has an "approved enterprise" plan from 2001. The expiration of this plan is in 2015.

If the Company distributed dividends from income derived from the approved enterprise during the period when it was tax exempt, the applicable tax rate will be 20%.

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the law, regulations published there-under and the instruments of approval for the specific investment in approved enterprise. In the event of failure to comply with these conditions, the benefits may be cancelled and the company may be required to refund the amount of the benefits, in whole or in part, with the addition of interest.

Tax benefits under the Israeli law for the Encouragement of Industry (Taxation), 1969

The Company qualifies as “industrial company” under the above law. In accordance with this law the company is entitled to certain benefits including accelerated depreciation on industrial buildings and equipment, a deduction of 12.5% per year of the purchase price of a good-faith acquisition of patent and certain other intangible property rights.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - TAXES ON INCOME (continued):

Tax rates in Israeli applicable to income from other sources

Income not eligible for “approved enterprise” benefits, mentioned above, was taxed at the regular rate of 36% through December 31, 2003. In July 2004, an amendment to the Israeli Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 - 34%, in 2006 - 32%, and in 2007 and thereafter - 30%. Currently, it is not applicable to the Company.

b.	The subsidiary

The U.S. subsidiary is taxed according with U.S. tax laws.

c.	Current tax losses for tax purposes:

1)	Company

Income tax of the Company is computed on the basis of the income in Israeli currency as determined for statutory purposes.

The Company incurred losses for tax purposes from inception.

The carryforward tax loss for tax purposes at December 31, 2004 is approximately $ 92 million (linked to the CPI), which may be offset against future taxable income, (including capital gains) with no expiration date.

2)	Subsidiary

The U.S. subsidiary is taxed under the applicable U.S. tax laws, and is working under a Cost Plus agreement with the Company. The subsidiary has incurred taxable income and recorded tax expenses.

3)	The following table summarizes the taxes on income for the Company and its subsidiary for 2004, 2003 and 2002:

2004		2003		2002
($ in thousands)		($ in thousands)		($ in thousands)
Company	Subsidiary	Company	Subsidiary	Company	Subsidiary
Gain (loss) before taxes on income	(16,582)	158	(14,327)	117	(17,211)	98
Taxes on income	—	49	—	78	—	27
Net gain (loss) for the year	(16,582)	109	(14,327)	39	(17,211)	71

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - TAXES ON INCOME (continued):

d.	Deferred income taxes

As of December 31, 2004, the Company had no tax exempt income. Virtually all of the Company temporary differences are in respect to carryforward tax losses. The Company expects that during the period its tax losses would be utilized, its income will be substantially tax exempt.

Accordingly, no deferred tax assets have been included in these financial statements in respect to the Company’s carryforward tax losses.

e.	Reconciliation of the theoretical tax expense to actual tax expense

The main reconciling item, between the statutory tax rate of the Company and the effective rate is the non-recognition of tax benefits from carryforward tax losses due to the uncertainty of the realization of such tax benefits (see above).

f.	Tax assessments

The Company received tax assessments for the years up to and including the 1998 tax year. The subsidiary has not been assessed for tax purposes since incorporation.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Short-term bank deposits

The deposits are denominated in dollar and bear a weighted average annual interest rate of 1.81 % as of December 31, 2004 (as of December 31, 2003 - 1.17%).

b.	Marketable securities:

1)	As of December 31, 2004, there are no marketable securities. The balance as of December 31, 2003 composed as follows:

December 31, 2003
Amortized cost	Unrealized holding gains	Unrealized holding losses	Estimated fair market value
($ in thousands)
Debentures:
Linked to the Israeli CPI	71	—	(2)	69
Unlinked	561	19	(17)	563
	632	19	(19)	632

Short-term treasury notes and bonds:
Linked to the U.S. dollar	10	—	—	10
Unlinked	93	14	—	107
	103	14	—	117
	735	33	(19)	749

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

2)	Changes in marketable securities held for sale are as follows:

2004	2003	2002
($ in thousands)

Balance at beginning of year	749	1,637	1,178
Investments	—	71	1,219
Proceeds from sales	(722)	(1,048)	(716)
Reclassifications into earnings (loss) from other comprehensive income (loss)	(14)	62	(3)
Realized gain (loss) from sales	(13)	27	(41)
	—	749	1,637

c.	Accounts receivable - other:

December 31
2004	2003
($ in thousands)
Office of the Chief Scientist of the Israeli Ministry of Industry (“OCS”)	—	537
Prepaid expenses	165	119
Employees	24	36
Value Added Tax authorities	101	6
Sundry	16	8
	306	706

d.	Accounts payable and accruals:

Suppliers	1,108	1,334
Accrued expenses	1,337	1,077
Institutions and employees in respect of salaries and related benefits	294	280
Provision for vacation pay and recreation pay	385	300
Sundry	10	10
	3,134	3,001

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

Statements of operations:

e.	Research and development costs:

			Period from
			March 9, 1993
Year ended December 31			to December 31,
2004	2003	2002	2004
($ in thousands)

Wages, salaries and related benefits	2,776	3,450	3,958	20,945
Sub-contractors expenses	6,430	6,799	5,575	33,856
Laboratories supplies	754	1,128	1,653	8,406
Consulting	549	494	396	3,194
Rent and maintenance	725	866	926	4,004
Depreciation and amortization	277	369	415	2,717
Other	474	562	308	2,101
	11,985	13,668	13,231	75,223

f.	General and administrative expenses:

Wages, salaries and related benefits	1,890	1,244	1,704	11,080
Corporate communications	289	228	598	2,210
Professional fees	647	564	662	3,515
Director fees	243	183	181	1,387
Rent and maintenance	90	104	135	865
Communication	34	33	43	195
Depreciation and amortization	42	70	55	589
Patent registration fees	271	125	71	1,017
Other	628	554	189	2,697
	4,134	3,105	3,638	23,555

g.	Business development costs:

Wages, salaries and related benefits	410	408	567	2,501
Travel	36	136	140	742
Professional fees	364	120	209	1,043
	810	664	916	4,286

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

h.	Financial income, net:

			March 9, 1993
Year ended December 31			to December 31,
2004	2003	2002	2004
($ in thousands)
Financial income:
Interest received	297	458	1,360	8,725
Foreign exchange differences gain	67	—	—	203
Gain from available for sale securities	13	62	—	(13)
Other	—	—	—	156
	377	520	1,360	9,097
Financial expenses:
Foreign exchange differences loss	—	148	733	1,921
Interest paid	—	—	—	374
Loss from available for sale securities	—	—	3	14
Other	25	20	27	88
	25	168	763	2,397
Financial income, net	352	352	597	6,700

NOTE 10 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage terms of balances in non-dollars currency:

1)	As follows:

	December 31, 2004
	Israeli currency	Other
	Unlinked
	($ in thousands)
Assets	837	432
Liabilities	1,458	237

The above balances do not include Israeli currency balances linked to the dollar.

XTL BIOPHARMACEUTICALS LTD.
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

2)	Data regarding the changes in the exchange rate of the dollar and the Israeli CPI:

	Year ended December 31
	2004	2003	2002
Devaluation (evaluation) of the Israeli currency against the dollar	(1.6%)	(7.6%)	7.3%
Changes in the Israeli CPI	1.2%	(1.9%)	6.5%
Exchange rate of one dollar (at end of year)	NIS 4.308	NIS 4.379	NIS 4.737

b.	Fair value of financial instruments

The financial instruments of the Company and of its subsidiary consist of non-derivative assets and liabilities, included in working capital.

In view of their nature, the fair value of this financial instruments is usually identical or close to their carrying value.

c.	Concentration of credit risks

Most of the Company’s and its subsidiary’s cash and cash equivalents and short-term investments at balance sheet dates were deposited with Israeli banks. The Company is of the opinion that the credit risk in respect of those balances is remote.

NOTE 11 - SUBSEQUENT EVENT:

On March 31, 2005, the Company announced that it is implementing a restructuring plan designed to focus its resources on the development of its lead programs. As part of this plan, the Company took a charge in March 2005 of approximately $110,000 relating to employee dismissal costs.

NOTE 12 - UNAUDITED SUBSEQUENT EVENT:

In August 2005, the Company amended its licensing agreement with Cubist. Under the terms of the agreement, as amended, Cubist paid the Company an initial up front nonrefundable payment of U.S.$1 million upon the signing of the agreement, and a payment of U.S.$1 million (out of which $185,000 was recorded as revenue in the year ended December 31, 2004) as collaboration support paid in 2004 (instead of a total of $2 million to be paid in installments through 2005, as per the original agreement). Furthermore under the terms of the agreement, as amended, Cubist shall make a payment in the amount of U.S.$3 million upon achievement of certain regulatory milestones till 2007 or an amount of U.S.$2 million upon achievement of the same certain regulatory milestones till 2008.